     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 16, 1997



                                                REGISTRATION NO. 333-30297

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                 PRE-EFFECTIVE


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                CHOICEPOINT INC.
             (Exact name of registrant as specified in its charter)

                             ---------------------

            GEORGIA                           7375                          58-2309650
 (State or other jurisdiction      Primary Standard Industrial           (I.R.S. Employer
       of incorporation)           Classification Code Number)          Identification No.)

                              1000 ALDERMAN DRIVE

                           ALPHARETTA, GEORGIA 30005


                                 (770) 752-6000

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 DEREK V. SMITH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                CHOICEPOINT INC.
                              1000 ALDERMAN DRIVE
                           ALPHARETTA, GEORGIA 30005
                                 (770) 752-6000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

             B. LYNN WALSH, ESQ.                                 M. HILL JEFFRIES, JR.
              HUNTON & WILLIAMS                                    ALSTON & BIRD LLP
              NATIONSBANK PLAZA                                   ONE ATLANTIC CENTER
                  SUITE 4100                                   1201 WEST PEACHTREE STREET
          600 PEACHTREE STREET, N.E.                          ATLANTA, GEORGIA 30309-3424
         ATLANTA, GEORGIA 30308-2216                                 (404) 881-7000
                (404) 888-4000                                    (404) 881-7777 (FAX)
             (404) 888-4190 (FAX)

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED DISTRIBUTION TO THE
PUBLIC:  July 31, 1997.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES WILL NOT BE DISTRIBUTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.


                   SUBJECT TO COMPLETION, DATED JULY 16, 1997


PROSPECTUS

                               14,800,000 SHARES

                                CHOICEPOINT INC.

                                  COMMON STOCK
                           (PAR VALUE $.10 PER SHARE)
(CHOICEPOINT LOGO)

                             ---------------------


    This Prospectus is being furnished in connection with the distribution by Equifax Inc., a Georgia corporation, of one share of Common Stock, par value $.10 per share, of its wholly-owned subsidiary, ChoicePoint Inc., a Georgia corporation, for each ten shares of Equifax Common Stock, par value $1.25 per
share, held by Equifax shareholders of record on the Record Date of       ,
1997. The distribution by Equifax of shares of ChoicePoint Common Stock to Equifax shareholders is referred to in this Prospectus as the Spinoff.


    The Spinoff, and certain related transactions, will be accomplished as follows:

       (i) Pursuant to a Distribution Agreement by and between Equifax and
    ChoicePoint: (a) Equifax will contribute to ChoicePoint all of the issued and outstanding capital stock of the wholly-owned Equifax subsidiaries that comprise the Insurance Services Group operations of Equifax, which include Osborn Laboratories Inc. ("Osborn Labs"), Equifax Services Inc. ("Equifax Services") and Equifax Government and Special Systems, Inc. ("Government and Special Systems") in exchange for a number of shares of ChoicePoint Common Stock that, when combined with the shares of ChoicePoint Common Stock already owned by Equifax, will equal the number of shares of Equifax Common Stock issued and outstanding on the Record Date of the Spinoff divided by ten (excluding those shares held by certain grantor trusts of Equifax, which will not receive ChoicePoint Common Stock in the Spinoff); (b) Equifax will transfer to ChoicePoint substantially all of the assets and liabilities of the insurance services division of Equifax's United Kingdom operations; and
    (c) immediately following the transactions described in (a) and (b) above, ChoicePoint will transfer all of the issued and outstanding shares of capital stock of Osborn Labs and Government and Special Systems to Equifax Services;


       (ii) Equifax will deliver all of the outstanding shares of ChoicePoint Common Stock to SunTrust Bank, Atlanta, which will serve as the Distribution Agent for the Spinoff, for distribution of one share of ChoicePoint Common Stock for each ten shares of Equifax Common Stock held by Equifax record
    shareholders on         , 1997 (except for certain grantor trusts of
    Equifax, which will not receive ChoicePoint Common Stock pursuant to the Spinoff); and


       (iii) The Distribution Agent will aggregate all fractional shares of ChoicePoint Common Stock that would otherwise be distributed to Equifax shareholders and sell them in an orderly manner in the open market at prevailing market prices after regular trading in ChoicePoint Common Stock has started. After completion of such sales, the Distribution Agent will distribute a pro rata portion of the proceeds from such sales, based upon the average gross selling price of all such ChoicePoint Common Stock, to each Equifax shareholder who would otherwise have received a fractional share of ChoicePoint Common Stock.


    The Spinoff will result in 100% of the outstanding shares of ChoicePoint Common Stock being distributed to Equifax shareholders. Equifax shareholders do not have to pay for shares of ChoicePoint Common Stock they will receive in the Spinoff, nor do they have to surrender or exchange shares of Equifax Common Stock in order to receive shares of ChoicePoint Common Stock. The number of shares of Equifax Common Stock held by Equifax shareholders will not change as a result of the Spinoff. The Distribution Agent will, as applicable, credit the brokerage accounts of, or mail ChoicePoint Common Stock certificates to, Equifax
shareholders in          1997. See "THE SPINOFF."


    A public trading market for ChoicePoint Common Stock does not currently exist, although a "when-issued" trading market is expected to develop on or about the Record Date. Shares of ChoicePoint Common Stock have been approved for listing, subject to official notice of issuance, on the New York Stock Exchange ("NYSE") under the symbol CPS.

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE DISTRIBUTION OF CHOICEPOINT COMMON STOCK.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

          THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE
                SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.


                 The date of this Prospectus is        , 1997.

                                    SUMMARY

     This summary highlights selected information from this document but does not contain all details concerning ChoicePoint or the Spinoff, including information that may be important to you. To better understand ChoicePoint and the Spinoff, you should carefully read this entire document. References in this document to "we," "our," "ChoicePoint" or "the Company" mean ChoicePoint Inc., its subsidiaries and divisions after the Spinoff and the Insurance Services Group of Equifax prior to the Spinoff. References in this document to "Equifax" mean Equifax Inc. and its subsidiaries and divisions.

                                  INTRODUCTION

     The Spinoff is the result of a process in which the Equifax Board of Directors and the executives and employees of Equifax and ChoicePoint undertook to separate Equifax and ChoicePoint into two publicly traded companies. The separation was prompted by recognition that the strategies of the two companies have become increasingly different in response to new market trends and opportunities. The separation of the two companies will create direct investment opportunities in a leading provider of information to the financial services industry and a leading provider of information to the insurance industry. The Equifax Board of Directors believes that this action is in the best long-term interests of Equifax shareholders and should further the growth of and increase the business opportunities available to both Equifax and ChoicePoint.

     To provide you with a better understanding of ChoicePoint and the Spinoff, we have highlighted information in this Summary that provides a general description of the business and management of ChoicePoint and explains the Spinoff process. We also have included cross-references in the Summary to other portions of the document to help you find more detailed information about ChoicePoint and the Spinoff. We encourage you to read the entire document for a better understanding of both ChoicePoint and the Spinoff.

                                CHOICEPOINT INC.

STRATEGIC FOCUS

     ChoicePoint believes that new and increasingly complex risks are confronting organizations and individuals, and that timely and quality information is a critical component of effective risk assessment and management. ChoicePoint's mission is to assist its clients in using information to enhance their risk management decision processes. The Company intends to be the leading provider of risk management and fraud prevention information and related technology solutions to a broad range of industries worldwide.

BUSINESS

     Based on market share, ChoicePoint is a leading provider of risk management and fraud prevention information and related technology solutions to the insurance industry. The Company also offers risk management and fraud prevention solutions to organizations in other industries. ChoicePoint currently has three core capabilities: (i) data warehousing; (ii) data access and analytics; and
(iii) related professional services. These capabilities currently are delivered by the Company through three service groups: Property and Casualty Insurance Services; Life and Health Insurance Services; and Business and Government Services.

     ChoicePoint provides most major domestic insurance companies with automated and traditional underwriting and claim information services to assist those companies in assessing the insurability of individuals and property and the validity of insurance claims. The Company provides background investigations, performs paramedical exams, furnishes access to motor vehicle reports, maintains a database of claims histories and provides claims verification and investigative services to both the property and casualty and the life and health insurance markets. ChoicePoint also offers pre-employment background investigations, pre-employment and regulatory compliance drug testing services and public record information to other corporate and government organizations, as well as the aforementioned insurance markets. See "BUSINESS."

GROWTH STRATEGIES

     Management of ChoicePoint intends to pursue the following growth strategies: (i) diversify ChoicePoint's customer base across non-insurance markets; (ii) acquire or establish strategic alliances with organizations that provide new data, markets and technology; (iii) enhance technological capabilities by improving current systems and developing new solutions; and (iv) increase awareness of risk and fraud issues to expand new market and business opportunities. In furtherance of its strategy of growth by acquisition, the Company has entered into an agreement in principle to purchase all of the capital stock of Kroll Holdings, Inc., a privately-held investigative services firm. The acquisition is expected to be completed shortly after the date of the Spinoff. See "BUSINESS -- Strategic Acquisitions."


FINANCIAL HIGHLIGHTS



     For the quarter ended March 31, 1997, ChoicePoint generated operating revenue, net of motor vehicle records registry revenue, of approximately $102.9 million, an increase of 22%, from approximately $84.1 million for the quarter ended March 31, 1996. ChoicePoint generated operating income of approximately $12.2 million in the quarter ended March 31, 1997, an increase of 36%, from approximately $9.0 million for the quarter ended March 31, 1996. For the fiscal year ended December 31, 1996, ChoicePoint generated operating revenue, net of motor vehicle records registry revenue, of approximately $366.5 million, an increase of 37% from approximately $268.1 million in 1993, when the Company's current senior management was installed. ChoicePoint generated operating income of approximately $47.6 million in 1996, fourteen times the Company's 1993 operating income of approximately $3.4 million. ChoicePoint generated net income of approximately $23.3 million in 1996, nineteen times the Company's 1993 net income of approximately $1.2 million. See "SELECTED FINANCIAL DATA."


     ChoicePoint's principal executive offices are located at 1000 Alderman Drive, Alpharetta, Georgia 30005, and its telephone number is (770) 752-6000.

                    QUESTIONS AND ANSWERS ABOUT THE SPINOFF

HOW WILL I BENEFIT FROM THE  DIRECT INVESTMENT IN TWO MARKET LEADERS.  The
  SPINOFF? Spinoff will give you a direct investment in two market leaders.

                             Based on market share, Equifax is a leading provider of information services and products to the financial services industry, including consumer credit information and transaction processing.

                             Based on market share, ChoicePoint is a leading provider of risk management and fraud prevention information and related technology solutions to the insurance industry, providing underwriting and claims management information to property and casualty and life and health insurance companies. The Company also offers public record information services, employee risk management services, and specialized investigation services to businesses and governments to help them manage risk. See "BUSINESS."

                             FOCUSED PERFORMANCE. Equifax believes that the Spinoff will enhance the ability of the financial markets to evaluate the individual operations of Equifax and ChoicePoint. This should enable the markets to measure the performance of the business of each company against companies in the same or similar businesses. Management of each company will be able to focus its efforts and financial resources on its core business. Each company will be able to pursue growth opportunities independently. Moreover, separate incentive compensation plans for key employees of Equifax and ChoicePoint will provide incentives that are more directly related to the performance of the individual companies. See "THE
                             SPINOFF -- Background and Reasons for the Spinoff."

                             DIRECT ACCESS TO CAPITAL. The Spinoff will give each company direct access to capital markets and the ability to issue stock to finance expansion and growth opportunities.


WHY IS EQUIFAX SEPARATING    DIVERGENT STRATEGIC DIRECTIONS.  The Equifax Board
  INTO TWO PUBLICLY TRADED   of Directors determined that the Spinoff is in the
  COMPANIES AT THIS TIME?    best interests of Equifax shareholders because the
                             strategies of Equifax and ChoicePoint have become increasingly different. Equifax is focusing on providing decision support information to the financial services industry, including the provision of consumer and commercial credit information, payment services and analytics and consulting services. ChoicePoint is focusing on expanding the scope of its risk management and fraud prevention information and related technology solutions to a broader range of industries and markets worldwide. The Equifax Board of Directors believes that the public perceives that credit reporting services offered by Equifax and the more privacy sensitive services offered by ChoicePoint should not be available from a single provider.
                             Moreover, as independent organizations, each company will be able to more effectively pursue growth opportunities. See "THE SPINOFF --
                             Background and Reasons for the Spinoff."


WHAT DO I HAVE TO DO TO      NOTHING.  No proxy or vote is necessary for the
  PARTICIPATE IN THE         Spinoff. If you own Equifax Common Stock at the
  SPINOFF?                   close of business on the Record Date of   , 1997,
                             shares of ChoicePoint Common Stock will be credited
                             to your brokerage account or certificates
                             representing shares of ChoicePoint Common Stock
                             will be mailed to you in      1997. You do not need
                             to mail in Equifax Common Stock certificates to receive ChoicePoint Common Stock certificates. You will not receive new Equifax Common Stock certificates as a result of the Spinoff, nor will the Spinoff change the number of shares of Equifax
                             Common Stock that you own. See "THE
                             SPINOFF -- Manner of Effecting the Spinoff."


WHEN DOES CHOICEPOINT            , 1997.  At the Effective Time, which will
  BECOME INDEPENDENT FOR     be at 5:00 p.m. Atlanta time on      , 1997, all of
  ACCOUNTING PURPOSES?       the stock, assets and liabilities of the Insurance
                             Services Group of Equifax will be transferred by
                             Equifax to its wholly-owned subsidiary,
                             ChoicePoint. The Spinoff will actually be complete,
                             however, when Equifax distributes all of the shares
                             of ChoicePoint Common Stock to its Record Date
                             shareholders on the Mail Date on or about      ,
                             1997. Regardless of when shares of ChoicePoint
                             Common Stock are distributed, ChoicePoint and its new public shareholders will be the sole beneficiaries of the operation of the Insurance
                             Services Group after the Effective Time.


WHAT IS THE DISTRIBUTION     ONE-FOR-TEN.  You will receive one share of
  RATIO?                     ChoicePoint Common Stock in the Spinoff for every
                             ten shares of Equifax Common Stock you own on the Record Date. You will receive cash for any fractional shares of ChoicePoint Common Stock. See
                             "THE SPINOFF -- Manner of Effecting the Spinoff" and " -- No Issuance of Fractional Shares."


                             Example: If you own 105 shares of Equifax Common Stock at the close of business on the Record Date, you will receive ten shares of ChoicePoint Common Stock in certificate form or credited to your brokerage account and a check for the value of .5 shares of ChoicePoint

                             Common Stock. You will continue to own 105 shares of Equifax Common Stock.

WILL MY DIVIDENDS CHANGE?    EQUIFAX CURRENTLY EXPECTS TO CONTINUE PAYING ITS
                             REGULAR QUARTERLY DIVIDEND OF $.0875 PER SHARE OF
                             EQUIFAX COMMON STOCK FOR THE FORESEEABLE
                             FUTURE. ChoicePoint does not anticipate paying any cash dividends on its Common Stock in the near future. The dividend policies of Equifax and ChoicePoint are, however, subject to change. The
                             Boards of Directors of the respective companies are responsible for deciding if a dividend will be paid and the amount of any dividend. See "DIVIDEND
                             POLICY."


WILL CHOICEPOINT'S SHARES    YES.  ChoicePoint Common Stock will be listed on
  BE LISTED ON A STOCK       the New York Stock Exchange under the symbol CPS,
  EXCHANGE?                  and regular trading will begin on or about the Mail
                             Date. Equifax Common Stock will continue to be listed on the New York Stock Exchange under the symbol EFX. See "THE SPINOFF -- Listing and Trading of ChoicePoint Common Stock."


WILL SHARES TRADE ANY        MOST LIKELY, DURING PART OF      1997.  A regular
  DIFFERENTLY AS A RESULT OF public market for ChoicePoint Common Stock will not
  THE SPINOFF?               exist prior to the Mail Date. We expect, however,
                             that "when-issued" trading for ChoicePoint Common
                             Stock will develop on or about the Record Date and continue through the Mail Date.

                             When-issued trading means that shares can be traded prior to the time certificates are actually available or issued and reflects the assumed value of a security after it has been issued (e.g., the assumed value of ChoicePoint Common Stock after the Spinoff). When-issued trading would occur to develop an orderly market and trading price for ChoicePoint Common Stock after the Spinoff.


                             If when-issued trading develops, you may buy and sell shares of ChoicePoint Common Stock before the Mail Date. None of these trades, however, would settle until after the Mail Date, after regular trading in ChoicePoint has begun. If the Spinoff does not occur, all when-issued trading would be null and void. If and as long as when-issued trading in ChoicePoint Common Stock occurs, the symbol on the New York Stock Exchange will be CPSwi.



                             We expect that Equifax Common Stock will continue to trade on a regular basis through the Mail Date, but any shares of Equifax Common Stock sold between the Record Date and the Mail Date will have a due bill attached representing ChoicePoint Common Stock to be distributed in the Spinoff. In addition, Equifax Common Stock may also trade on a when-issued basis, reflecting an assumed post-Spinoff value for Equifax Common Stock. If and as long as when-issued trading in Equifax Common Stock occurs, the symbol on the New York Stock Exchange will be EFXwi. See "THE SPINOFF -- Listing and Trading of ChoicePoint Common Stock."


WILL THE SPINOFF AFFECT THE  PROBABLY.  After the Spinoff, the trading price of
  TRADING PRICE OF MY        Equifax Common Stock will likely be lower than the
  EQUIFAX COMMON STOCK?      trading price immediately prior to the Spinoff.
                             Moreover, until the market has evaluated the operations of Equifax without ChoicePoint's operations, the trading price of Equifax Common
                             Stock may fluctuate significantly. The combined trading prices of Equifax Common Stock and ChoicePoint Common Stock after the Spinoff may not equal the trading price of Equifax Common Stock prior to the Spinoff. See "THE SPINOFF -- Listing and Trading of ChoicePoint Common Stock."

WHAT WILL HAPPEN TO SHARES   THEY WILL BE TREATED THE SAME AS ALL OTHER SHARES
  OWNED THROUGH THE EQUIFAX  OF EQUIFAX COMMON STOCK.  You will continue to own
  DIRECT SHARE PURCHASE      the Equifax Common Stock that you owned through the
  PROGRAM?                   Equifax Direct Share Purchase Program prior to the
                             Spinoff. In the Spinoff, you will receive one share of ChoicePoint Common Stock in certificate form or credited to your brokerage account for every ten shares of Equifax Common Stock that you owned on the Record Date through the Equifax Direct Share
                             Purchase Program. You will receive a check for the cash equivalent of any fractional shares.


WHAT WILL HAPPEN TO          GENERALLY, CHOICEPOINT EMPLOYEES WILL RETAIN THEIR
  EXISTING OPTIONS TO        VESTED OPTIONS TO PURCHASE EQUIFAX COMMON STOCK.
  PURCHASE EQUIFAX COMMON    Although they will forfeit unvested Equifax stock
  STOCK?                     options, they will receive options to purchase
                             ChoicePoint Common Stock, adjusted to preserve the value of the forfeited Equifax stock options.
                             Certain senior officers of ChoicePoint may choose either to retain vested Equifax stock options or have their vested Equifax stock options replaced with ChoicePoint stock options. See
                             "MANAGEMENT -- Compensation and Benefit Plans."


IS THE SPINOFF TAXABLE FOR   GENERALLY, NO.  The Internal Revenue Service has
  FEDERAL INCOME TAX         ruled that the Spinoff will be tax-free to Equifax
  PURPOSES?                  shareholders for United States federal income tax
                             purposes, except for cash received for fractional shares. You may have to pay tax on a limited amount of capital gain arising from any cash received in lieu of a fractional share of ChoicePoint Common
                             Stock. Soon after the Spinoff, Equifax will send a letter to its Record Date shareholders that will explain how they should allocate tax basis between Equifax Common Stock and ChoicePoint Common Stock.
                             See "THE SPINOFF -- Federal Income Tax Consequences of the Spinoff."




WHAT ARE THE RISKS INVOLVED  ChoicePoint will be subject to risks related to,
  INOWNING CHOICEPOINT       among other things, no operating history as an
  COMMON STOCK?              independent company, dependence on data sources,
                             dependence on key personnel, inability to find suitable acquisition targets or to complete acquisitions, and absence of Equifax funding. See
                             "RISK FACTORS."


WILL EQUIFAX AND             EQUIFAX WILL NO LONGER OWN ANY CHOICEPOINT COMMON
  CHOICEPOINT BE RELATED IN STOCK AFTER THE SPINOFF. Equifax and ChoicePoint ANY WAY AFTER THE SPINOFF? will, however, have two common Board members, including a common Chairman of the Board for a transitional period. Equifax and ChoicePoint have also entered into various agreements to define their continuing business relationships. See
                             "ARRANGEMENTS BETWEEN EQUIFAX AND CHOICEPOINT
                             RELATING TO THE SPINOFF."

          WHAT WE HAVE ALREADY ACCOMPLISHED TO PREPARE FOR THE SPINOFF

SELECTED BOARD MEMBERS       Equifax, as the current sole shareholder of
                             ChoicePoint, has identified eight persons to serve on the ChoicePoint Board of Directors and will elect such persons at or prior to the Mail Date. C.
                             B. Rogers, Jr. will serve as the Chairman of the Board of Directors of both Equifax and ChoicePoint for a transitional period after the Spinoff.
                             Although five of the new ChoicePoint Board members, including Mr. Rogers, are currently members of the Equifax Board, three of those persons will resign from the Equifax Board prior to the Spinoff.
                             ChoicePoint and Equifax will therefore have two common Board members, including a common Chairman of the Board, for a transitional period. See
                             "MANAGEMENT -- Directors and Executive Officers."

APPOINTED SENIOR MANAGEMENT  The Equifax Board of Directors has appointed Derek
                             V. Smith as President and Chief Executive Officer of ChoicePoint. Mr. Smith has been employed by Equifax for more than 16 years, most recently as

                             Executive Vice President and Group Executive for the Insurance Services Group. Mr. Smith and his management team are credited with the turnaround of the Insurance Services Group of Equifax, which will be ChoicePoint after the Spinoff. Mr. Smith's prior Equifax positions include Senior Vice President and Chief Financial Officer, as well as Corporate Vice President and Treasurer. Mr. Smith is supported by a senior management group with extensive executive experience, including officers and senior executives previously responsible for Equifax's Insurance Services Group. See "MANAGEMENT."


ARRANGED $250 MILLION        ChoicePoint has obtained a commitment for a $250
  CREDIT FACILITY            million five-year unsecured revolving Credit
                             Facility. Concurrently with the Spinoff,
                             ChoicePoint expects to use borrowings under the Credit Facility to repay the net intercompany debt owed to Equifax at the Effective Time, to repay
                             $29.0 million of Equifax debt to be assumed by ChoicePoint, and to purchase approximately $6.5 million of ChoicePoint Common Stock in the open market after the Mail Date for two grantor trusts.
                             Intercompany debt as of March 31, 1997 was approximately $92.6 million. The amount of intercompany debt owed at the Effective Time will be reduced by a $13.0 million obligation assumed by ChoicePoint with respect to certain ChoicePoint employees. Based upon the relative financial conditions of Equifax and ChoicePoint and discussions with and the advice of its investment advisors, Credit Suisse First Boston Corporation and The Robinson-Humphrey Company, Inc., Equifax determined that $29.0 million would be an appropriate allocation to ChoicePoint of the existing Equifax debt. The cash distribution will be used by Equifax to repay Equifax debt. See
                             "CAPITALIZATION."




REQUESTED INTERNAL REVENUE   Equifax has received a tax ruling from the Internal
  SERVICE TAX RULING         Revenue Service concerning the federal income tax
                             consequences of the Spinoff to Equifax and its shareholders. See "THE SPINOFF -- Federal Income
                             Tax Consequences of the Spinoff."


              KEY TERMS AND DEFINITIONS OF THE SPINOFF TRANSACTION


NO SHAREHOLDER ACTION        No action is required by Equifax shareholders to
  REQUIRED                   receive ChoicePoint Common Stock in the Spinoff.
                             You do not need to surrender Equifax Common Stock to receive ChoicePoint Common Stock in the Spinoff.
                             The number of shares of Equifax Common Stock you own will not change as a result of the Spinoff.

RECORD DATE                  You must own Equifax Common Stock as of the close
                             of business on the Record Date of             ,
                             1997 to receive ChoicePoint Common Stock in the Spinoff.


EFFECTIVE TIME               The transfer by Equifax of the stock, assets and
                             liabilities of its Insurance Services Group to ChoicePoint, its wholly-owned subsidiary, will be effective as of 5:00 p.m. Atlanta time on
                                         , 1997.



MAIL DATE                    The Distribution Agent will credit the brokerage
                             accounts of Equifax shareholders or mail
                             ChoicePoint Common Stock certificates to Equifax
                             shareholders on or about           , 1997.


DISTRIBUTION RATIO           You will receive one share of ChoicePoint Common
                             Stock for every ten shares of Equifax Common Stock you own as of the close of business on the Record
                             Date.

SHARES TO BE DISTRIBUTED     All of the ChoicePoint Common Stock owned by
                             Equifax will be distributed in the Spinoff. As a result of the Spinoff, approximately

                             14,700,000 shares of ChoicePoint Common Stock are expected to be outstanding.


NO FRACTIONAL SHARES WILL    Fractional shares of ChoicePoint Common Stock will
  BE ISSUED                  not be distributed. Instead, they will be
                             aggregated and sold in the public market by the Distribution Agent, and the aggregate cash proceeds will be distributed to shareholders otherwise entitled to fractional shares. If you would otherwise be entitled to a fractional share, you will receive a check or a credit to your brokerage account in an amount equal to the value of the fractional share as soon as practicable after the Spinoff. See "THE SPINOFF -- No Issuance of
                             Fractional Shares."

SPINOFF The Spinoff is the series of transactions whereby Equifax will transfer the stock, assets and liabilities of its Insurance Services Group to its wholly-owned subsidiary ChoicePoint and distribute all the shares of ChoicePoint Common Stock to its Record Date shareholders.

                  WHO CAN ASSIST IN ANSWERING YOUR QUESTIONS?

     Before the Spinoff, shareholders of Equifax with inquiries relating to the Spinoff may contact:

                     Equifax Investor Relations Department
                                 P.O. Box 4081
                               Atlanta, GA 30302
                            Telephone: (404)885-8304

     After the Spinoff, shareholders of ChoicePoint with inquiries relating to their investment in ChoicePoint Common Stock may contact:

                   ChoicePoint Investor Relations Department
                              1000 Alderman Drive
                              Alpharetta, GA 30005
                           Telephone: (770) 752-4050

     The Distribution Agent responsible for the distribution of ChoicePoint Common Stock in the Spinoff and acting as transfer agent and registrar for ChoicePoint Common Stock after the Spinoff is:

                             SunTrust Bank, Atlanta
                                 P.O. Box 4625
                             Atlanta, Georgia 30302

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data of ChoicePoint highlights selected historical and pro forma financial data and should be read in conjunction with the Consolidated Financial Statements and the unaudited pro forma consolidated financial data included elsewhere in this document. The historical financial information presents information for ChoicePoint for the periods in which it operated as the Insurance Services Group of Equifax. The pro forma data has been derived from the unaudited pro forma consolidated statement of income for the quarter ended March 31, 1997 and the year ended December 31, 1996 and the unaudited pro forma consolidated balance sheet as of March 31, 1997, which present the consolidated results of operations and financial position of ChoicePoint assuming that the transactions contemplated by both the Spinoff and ChoicePoint's acquisition of a 70% interest in CDB Infotek had been completed as of the beginning of 1996 and as of March 31, 1997, respectively. Neither the historical financial information nor the pro forma financial data presented below is necessarily indicative of the results of operations or financial position that ChoicePoint would have reported if it had operated as an independent company during the periods presented, nor is it indicative of ChoicePoint's future performance as an independent company.

     For management's explanation of the following results of operations and financial condition, see "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."


                                         QUARTER ENDED MARCH 31,                YEAR ENDED DECEMBER 31,
                                     -------------------------------   ------------------------------------------
                                     PRO FORMA                         PRO FORMA
                                       1997        1997       1996       1996        1996       1995       1994
                                     ---------   --------   --------   ---------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenue(1)...............  $102,852    $102,852   $ 84,140   $389,262    $366,481   $328,990   $284,566
Operating income...................    12,198      12,198      9,006     44,636      47,611     31,928     16,577
Income before income taxes.........    10,256      10,579      7,431     37,228      41,014     26,098     13,939
Net income.........................     5,347       5,541      4,218     21,042      23,280     14,865      6,612
Pro forma earnings per share.......  $    .36                          $   1.41
Pro forma common and common
  equivalent shares outstanding....    14,828                            14,957
Total assets.......................  $318,914    $318,914   $208,268   $301,824    $301,824   $200,779   $193,820
Long-term debt, less current
  maturities.......................   115,965         872         --    107,544       1,051         --          5
Total shareholder's equity.........    95,374     210,467    112,344     89,834     196,327    104,641     98,028
EBITDA(2)..........................  $ 18,525    $ 18,525   $ 12,425   $ 69,389    $ 66,265   $ 45,249   $ 26,610
Cash flows provided by operating
  activities.......................                 1,375      1,893                 36,779     20,240      8,225
Cash flows used by investing
  activities.......................                (7,185)    (2,863)               (91,786)   (12,008)   (18,076)
Cash flows provided (used) by
  financial activities.............                 8,585      3,568                 56,066     (9,887)    12,386


---------------

(1) Historically, motor vehicle records registry revenue, the fee charged by states for motor vehicle records which is passed on by ChoicePoint to its customers, has been reflected in Equifax's consolidated statements of income as operating revenue and costs of services. ChoicePoint has elected to exclude these customer reimbursed fees from revenue and reduce cost of services by a corresponding amount. This change in accounting presentation does not impact operating income.
(2) EBITDA represents income before income taxes, plus depreciation and amortization and interest expense. EBITDA is presented not as a substitute for income from operations, net income or cash flows from operating activities. The Company has included EBITDA data (which is not a measure of financial performance under generally accepted accounting principles) because such data is used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity, and to determine a company's ability to service debt. See the Consolidated Financial Statements and the unaudited pro forma consolidated financial information and the notes thereto included elsewhere in this document.

                                  RISK FACTORS

NO OPERATING HISTORY AS AN INDEPENDENT COMPANY

     Although ChoicePoint will be comprised of the business operations that comprised the Insurance Services Group of Equifax, ChoicePoint does not have an operating history as an independent public company. The Company has historically relied on Equifax for financial, administrative and managerial support relevant to operating a public company. Except for certain services for which ChoicePoint will pay Equifax to provide during the 18-month transition period following the Effective Time, Equifax will have no obligation to support the Company after the Effective Time. Following the Spinoff, ChoicePoint will maintain its own lines of credit and banking relationships and perform its own administrative functions. There can be no assurance that the Company will be able to develop successfully the financial, administrative and managerial structure necessary to operate as an independent public company, or that the development of such structure will not require a significant amount of management's time and other resources. See "-- Absence of Equifax Funding," "ARRANGEMENTS BETWEEN EQUIFAX AND CHOICEPOINT RELATING TO THE SPINOFF -- Transition Support Agreement" and the Consolidated Financial Statements and notes thereto.

DEPENDENCE ON DATA SOURCES

     ChoicePoint relies on data from outside sources to create and maintain its proprietary and non-proprietary databases, including data received from customers and various government and public record services. There can be no assurance that ChoicePoint's data sources, particularly data from customers, will continue to be available in the future. In addition, ChoicePoint's data sources generally are not subject to exclusive agreements with ChoicePoint, such that data included in ChoicePoint's data products may also be included in data products of ChoicePoint's competitors. Although ChoicePoint has no reason to believe that access to current data sources will become restricted, loss of such access or the availability of data in the future due to increased government regulation or otherwise could have a material adverse effect on ChoicePoint's business, financial condition and results of operations. See
"BUSINESS -- Sources of Supply."

DEPENDENCE ON KEY PERSONNEL


     ChoicePoint's success depends to a significant extent on the continued service of certain key management personnel, including Derek V. Smith, ChoicePoint's President and Chief Executive Officer. The loss or interruption of Mr. Smith's services would likely have a material adverse effect on ChoicePoint. The loss or interruption of the services of other senior management personnel or the inability to attract and retain other qualified management, sales, marketing and technical employees could also have an adverse effect on the Company. Although ChoicePoint does not currently have employment agreements with any of its executive officers, the Company intends to enter into employment agreements with all such executive officers prior to the Spinoff. Such employment agreements will, where appropriate, include non-compete agreements. In addition, ChoicePoint will use a variety of incentive plans to attract and retain key management personnel, including a stock incentive plan, annual bonus plans, a deferred compensation plan and a 401(k) Profit Sharing Plan. See
"MANAGEMENT -- Compensation and Benefit Plans" and "-- Employment and Compensation Agreements."


INABILITY TO IDENTIFY OR COMPLETE ACQUISITIONS

     ChoicePoint intends to pursue acquisitions and form strategic alliances that will enable ChoicePoint to acquire complementary skills and capabilities, offer new products, expand its customer base and obtain other competitive advantages. There can be no assurance, however, that ChoicePoint will be able to successfully identify suitable acquisition candidates or strategic partners, obtain financing on satisfactory terms, complete acquisitions or strategic alliances, integrate acquired operations into its existing operations or expand into new markets. Once integrated, acquisitions may not achieve anticipated levels of revenue, profitability or productivity or otherwise perform as expected. Acquisitions also involve special risks, including risks associated with unanticipated problems, liabilities and contingencies, diversion of management resources and possible adverse effects on earnings resulting from increased goodwill amortization, increased interest costs, the issuance of additional securities and difficulties related to the integration of the acquired business. Except for the pending acquisition of Kroll Holdings, Inc., ChoicePoint is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. The risks associated with acquisitions could have a material adverse effect on the Company's business, financial condition and results of operations. See "BUSINESS -- Strategic Acquisitions" and "-- Growth Strategies."

ABSENCE OF EQUIFAX FUNDING

     ChoicePoint has historically used cash flow from operations and capital from Equifax to fund its operations and acquisitions. After the Spinoff, Equifax will no longer provide capital to finance ChoicePoint's operations or for any other purpose. In order to meet financing needs after the Spinoff, ChoicePoint will enter into an agreement for a five-year, unsecured revolving Credit Facility with a group of banks.

GOVERNMENT REGULATION


     Certain data and services provided by ChoicePoint are subject to regulation by the Federal Trade Commission under the Federal Fair Credit Reporting Act, and to a lesser extent, by various other federal, state and local regulatory authorities. Compliance with existing federal, state and local laws and regulations has not had a material adverse effect on the results of operations or financial condition of ChoicePoint. Nonetheless, federal, state and local laws and regulations in the United States designed to protect the public from the misuse of personal information in the marketplace and adverse publicity or potential litigation concerning the commercial use of such information may increasingly affect the operations of ChoicePoint, which could result in substantial regulatory compliance, litigation expense and a loss of revenue.



     Certain state and local licensing regulations provide that the licenses held by Equifax may not be transferred. Accordingly, the Company likely will be required to apply for relicensing in certain states. Although ChoicePoint believes that such licenses will be issued to the Company, no assurance can be given that this will actually occur.


NO PRIOR MARKET FOR CHOICEPOINT COMMON STOCK; FLUCTUATIONS IN PRICE OF CHOICEPOINT COMMON STOCK

     There is currently no public trading market for ChoicePoint Common Stock. Although ChoicePoint Common Stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange, the Company cannot predict, estimate or give assurances about the trading prices for ChoicePoint Common Stock after the Spinoff. Until the ChoicePoint Common Stock is fully distributed and an orderly trading market develops, the trading prices for ChoicePoint Common Stock may fluctuate significantly. Prices for ChoicePoint Common Stock will be determined in the public trading markets and may be influenced by many factors, including the depth and liquidity of the market for ChoicePoint Common Stock, investor perceptions of ChoicePoint and its business, ChoicePoint's results of operations, and general economic and market conditions. In addition, financial markets, including the New York Stock Exchange, have experienced extreme price and volume fluctuations that have affected the market price of many information technology industry stocks and that, at times, could be viewed as unrelated or disproportionate to the operating performance of such companies. Such fluctuations have also affected the stock prices of many new public issues. Such volatility and other factors could materially affect the market price of ChoicePoint Common Stock.

     The ChoicePoint Common Stock distributed to Equifax shareholders in the Spinoff will be freely transferable under the Securities Act of 1933, as amended (the "Securities Act"), except for shares of ChoicePoint Common Stock received by persons who may be deemed affiliates of ChoicePoint. The sale of a substantial number of shares of ChoicePoint Common Stock after the Spinoff, or the perception that such sales could occur, could adversely affect the market price of ChoicePoint Common Stock. See "THE SPINOFF -- Listing and Trading of ChoicePoint Common Stock."

FLUCTUATIONS IN PRICE OF EQUIFAX COMMON STOCK

     After the Spinoff, Equifax Common Stock will continue to be listed and traded on the New York Stock Exchange. As a result of the Spinoff, the trading price of Equifax Common Stock will likely be lower than the trading price of Equifax Common Stock immediately prior to the Spinoff. The combined trading prices of Equifax Common Stock and ChoicePoint Common Stock after the Spinoff may be less than, equal to or greater than the trading prices of Equifax Common Stock immediately prior to the Spinoff. Until the market has fully analyzed the operations of Equifax without the operations of ChoicePoint, the prices at which Equifax Common Stock trades may fluctuate significantly. See "THE
SPINOFF -- Listing and Trading of ChoicePoint Common Stock."

CURRENT DEPENDENCE ON INSURANCE CUSTOMERS

     Approximately 86% of ChoicePoint's revenue in 1996 was derived from its property and casualty and life and health insurance services to domestic insurance companies and independent agents who sell insurance products. ChoicePoint has no long-term agreements with those customers. Although ChoicePoint's management believes that the quality of its products and services and its leading position in those markets should permit it to maintain its relationship with its customers or dominant market position, there can be no assurance that ChoicePoint will be able to sustain its current revenue levels. In addition, the insurance industry has experienced significant consolidation in recent years, which could result in the loss of one or more significant insurance company customers in the future if the surviving entity in any such consolidation purchases similar products from a ChoicePoint competitor. One of ChoicePoint's strategies is to offer a variety of new products to a diverse set of industries in order to decrease its dependence on the domestic insurance industry. See "BUSINESS -- Growth Strategies" and "-- Products and Customers."

COMPETITION

     The Company operates in a number of geographic and product and service markets, which are highly competitive. In the property and casualty insurance services market, ChoicePoint's most significant competitors include Dateq Information Network, Inc. a subsidiary of Trans Union Corporation, and Policy Management Systems Corporation. In the life and health insurance services market, ChoicePoint's most significant competitors include Hooper Holmes, Inc. and Examination Management Services, Inc. with respect to manual information collection services and LabOne, Inc. with respect to insurance laboratory services. In the business and government services market, ChoicePoint's most significant competitors include Information America, Inc. and Lexis-Nexis with respect to public records information, various security companies and clinical labs with respect to pre-employment screening services and various small companies with respect to background checks or drug screening services. In each of its markets, the Company competes on the basis of responsiveness to customer needs and the quality and range of products and services offered. Although the Company believes that it offers a broader range of products and services in more geographic markets than its competitors, competition in particular geographic or product or service markets may have a material adverse effect on the financial condition or results of operations of the Company. In addition, certain of ChoicePoint's competitors have greater financial resources than the Company. See "BUSINESS -- Competition."

CERTAIN ANTI-TAKEOVER PROVISIONS

     The ChoicePoint Articles of Incorporation and Bylaws contain provisions that may make more difficult or expensive or that may discourage a tender offer, change in control or takeover attempt that is opposed by the ChoicePoint Board of Directors. Certain provisions of the Articles of Incorporation and Bylaws, among other things: (i) classify the ChoicePoint Board of Directors into three classes, each of which serve for staggered three-year terms; (ii) provide that a director of ChoicePoint may only be removed for "cause" (as defined by the Georgia Business Corporation Code); (iii) provide that only the Board of Directors, the Chairman or Vice Chairman of the Board of Directors, certain officers of ChoicePoint or the holders of all of the outstanding ChoicePoint voting stock may call special meetings of shareholders; (iv) provide that shareholders must comply with certain advance notice procedures to nominate candidates for election to the

ChoicePoint Board of Directors or to place shareholder proposals on the agenda for consideration at annual or special meetings of shareholders; and (v) provide that ChoicePoint shareholders may amend or repeal the provisions of the ChoicePoint Articles of Incorporation and Bylaws relating to the staggered terms of directors only by a vote of the holders of two-thirds of the ChoicePoint voting stock. See "DESCRIPTION OF CAPITAL STOCK -- Certain Anti-Takeover Provisions of Georgia Law and the ChoicePoint Articles and Bylaws."


     Additionally, the Georgia Business Corporation Code generally imposes certain restrictions on mergers and other business combinations between ChoicePoint and any holder of 10% or more of the ChoicePoint Common Stock if the holder's acquisition of such position was not approved in advance by the ChoicePoint Board of Directors. In addition, the ChoicePoint 1997 Omnibus Stock Incentive Plan contains provisions permitting the acceleration or modification of benefits upon a Change in Control (as defined in the plans) of ChoicePoint, and ChoicePoint intends to enter into employment agreements with certain of its key employees, which may contain severance provisions that would provide certain benefits to such employees in the event of a change in control of ChoicePoint and the subsequent termination of such employees from the Company. The ChoicePoint Board of Directors anticipates adopting a Shareholder Rights Plan after the Spinoff. If adopted, the Shareholder Rights Plan would cause substantial dilution to a person or group that attempts to acquire ChoicePoint on terms not approved in advance by the ChoicePoint Board of Directors. See "MANAGEMENT -- Employment and Compensation Agreements" and "DESCRIPTION OF CAPITAL STOCK -- Shareholder Rights Plan."


     Certain provisions of ChoicePoint's contractual arrangements with Equifax may also have anti-takeover effects. ChoicePoint has agreed to indemnify Equifax for any tax liability resulting from the sale of ChoicePoint to a third party after it is spun off from Equifax. This provision may discourage or preclude an acquisition of ChoicePoint because it would make the acquisition more expensive.

POTENTIAL TAXATION


     Equifax and ChoicePoint intend for the Spinoff generally to be tax-free for United States federal income tax purposes, and the Internal Revenue Service (the "IRS") has issued a ruling confirming such tax-free status. It is possible, however, that the Spinoff could be rendered taxable as a result of subsequent actions or events, or as a result of a determination that Equifax or ChoicePoint failed to disclose properly to the IRS all material facts related to the Spinoff. Also, proposed legislation currently pending in Congress would, if enacted, cause ChoicePoint to incur substantial federal income tax liability if Equifax were to be acquired by a third party within two years after it spins off ChoicePoint and ChoicePoint failed to prove that the subsequent acquisition of Equifax was not "related" to the Spinoff. Although ChoicePoint would be indemnified by Equifax for such taxes under the Tax Sharing and Indemnification Agreement, no assurance can be made that Equifax will be able to pay its indemnification obligation. Similarly, if ChoicePoint is acquired by a third party within two years after the Spinoff, Equifax may incur a substantial tax liability for which ChoicePoint would be obligated to indemnify Equifax under the Tax Sharing and Indemnification Agreement. This indemnification obligation would have a material adverse effect on the results of operations and financial position of ChoicePoint. See "THE SPINOFF -- Federal Income Tax Consequences of the Spinoff."



     Under the Tax Sharing and Indemnification Agreement between ChoicePoint and Equifax, each of Equifax and ChoicePoint have represented to the other that (i) it has not knowingly misstated or omitted a material fact in connection with Equifax obtaining the IRS ruling, (ii) it is not currently engaged in any negotiations involving a transaction that, if consummated, would constitute such a "related" acquisition, and (iii) it will neither engage in negotiations nor consummate a business combination that constitutes such a "related" acquisition. The Company has agreed to indemnify Equifax against any tax or other liability that Equifax may incur if the transfer of the capital stock of certain subsidiaries and certain other assets of Equifax to ChoicePoint (and the assumption by ChoicePoint of liabilities related thereto) or the Spinoff is not tax-free solely because of a breach by ChoicePoint of a representation made in connection with the IRS ruling request or contained in the Tax Sharing and Indemnification Agreement. The Company has also agreed to indemnify Equifax for a portion of such liabilities if the transaction is not tax-free and ChoicePoint is partially responsible or neither party is responsible for such result. See "ARRANGEMENTS BETWEEN EQUIFAX AND CHOICEPOINT RELATING TO THE SPINOFF -- Tax Sharing and Indemnification Agreement."

                                  THE SPINOFF

BACKGROUND AND REASONS FOR THE SPINOFF

     The Equifax Board of Directors has determined that the Spinoff is in the best interest of the shareholders of Equifax because the strategic directions of the business operations of Equifax and ChoicePoint have diverged. Equifax and ChoicePoint have different operating objectives and growth opportunities. Equifax continues to focus primarily on consumer and commercial credit information services and payment services related to card processing and check warranty. ChoicePoint's operations have historically consisted of database information and inspection and investigative services supplied primarily to the insurance industry. ChoicePoint believes it can enhance future growth and profitability by offering a broader range of risk assessment services, fraud management information and technology solutions to clients outside of the insurance industry. Although Equifax believes that significant growth opportunities exist for ChoicePoint's products and services, it anticipates that marketing and promotion of these services will be necessary. The public perceives, however, that credit reporting services and the more privacy sensitive services offered by ChoicePoint should not be available from a single provider.

     The Spinoff will also enable management of each company to focus its efforts and financial resources on the core business of each company. The Spinoff will enable each company to develop employee compensation and benefit programs more appropriate to their individual operations, including stock-based and other incentive programs that reward employees of each company based on the success of the individual company's operations. The Spinoff will enable each company to access capital markets independently without the capital resource allocation issues present within the combined Equifax and provide a stock-based acquisition currency particular to each of the companies. The Spinoff will also enable investors to make investment decisions based on the operations of the individual companies.

MANNER OF EFFECTING THE SPINOFF

     The general terms and conditions relating to the Spinoff are set forth in a Distribution Agreement between Equifax and ChoicePoint. See "ARRANGEMENTS BETWEEN EQUIFAX AND CHOICEPOINT RELATING TO THE SPINOFF -- Distribution Agreement."

     Equifax will effect the Spinoff by delivering all of the outstanding shares of ChoicePoint Common Stock to SunTrust Bank, Atlanta, which will serve as the Distribution Agent for the Spinoff, for distribution to the holders of record of
Equifax Common Stock as of the close of business on the Record Date of        ,
1997. The distribution of ChoicePoint Common Stock will be made on the basis of a distribution ratio of one share of ChoicePoint Common Stock for every ten shares of Equifax Common Stock held as of the close of business on the Record Date. The actual total number of shares of ChoicePoint Common Stock to be distributed will depend on the number of shares of Equifax Common Stock outstanding as of the Record Date. The Distribution Agent will credit the brokerage accounts of Equifax shareholders or will mail ChoicePoint Common Stock
certificates to Equifax shareholders on or about      , 1997. See "DESCRIPTION
OF CAPITAL STOCK -- ChoicePoint Common Stock."

NO ISSUANCE OF FRACTIONAL SHARES

     No certificates representing fractional interests in shares of ChoicePoint Common Stock will be issued to Equifax shareholders as part of the Spinoff. The Distribution Agent, acting as agent for Equifax shareholders otherwise entitled to receive certificates representing fractional shares of ChoicePoint Common Stock, will aggregate and sell all fractional shares in the open market at then prevailing market prices and distribute the proceeds to shareholders who are entitled to payment. The Distribution Agent will sell the fractional shares after the Spinoff, when regular trading in ChoicePoint Common Stock has started.

RESULTS OF THE SPINOFF

     The transfer and assignment by Equifax of the stock, assets and liabilities of its Insurance Services Group to its wholly-owned subsidiary ChoicePoint will be effective at the Effective Time, and as long as the Spinoff occurs, the business of the Insurance Services Group will be deemed to be operated for the sole benefit of ChoicePoint and its new public shareholders after the Effective Time. After the Spinoff, ChoicePoint will be a separate public company. The number and identity of shareholders of ChoicePoint immediately after the Spinoff generally will be the same as the number and identity of shareholders of Equifax prior to the Spinoff. As a result of the Spinoff, ChoicePoint expects to have approximately 8,800 holders of record of ChoicePoint Common Stock and approximately 14,700,000 shares of ChoicePoint Common Stock outstanding, based on the number of record shareholders and issued and outstanding shares of Equifax Common Stock as of the close of business on June 20, 1997 and the distribution ratio. The actual number of shares of ChoicePoint Common Stock to be distributed will be determined as of the Record Date. The Spinoff will not affect the number of outstanding shares of Equifax Common Stock or the rights of Equifax shareholders.

FEDERAL INCOME TAX CONSEQUENCES OF THE SPINOFF

     The following is a general description of the material federal income tax consequences associated with the Spinoff. It is not intended to address all tax consequences of the Spinoff and does not purport to address the tax consequences applicable to every Equifax shareholder. Accordingly, shareholders are strongly encouraged to consult their individual tax advisors as to particular tax consequences of the Spinoff, including but not limited to international, state, local and other tax consequences that may be applicable to them.


     Equifax has received a ruling from the IRS to the effect, among other things, that for federal income tax purposes:


        (i) the Spinoff will qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended (the "IRC");


        (ii) except for any cash received in lieu of fractional shares, Equifax shareholders will not recognize any gain or loss as a result of their receipt of ChoicePoint Common Stock in the Spinoff; to the extent an Equifax shareholder receives cash in lieu of a fractional share, such shareholder will recognize gain or loss equal to the difference between the shareholder's basis in the fractional share and the amount received for such fractional share;



        (iii) in connection with the Spinoff, a shareholder's tax basis in Equifax Common Stock will be apportioned between Equifax Common Stock and ChoicePoint Common Stock received in the Spinoff in accordance with relative fair market values of such shares at the time of the Spinoff. For example, if Equifax Common Stock trades at $94 per share at the time of the Spinoff and ChoicePoint Common Stock trades at $60 per share at the time of the Spinoff, a shareholder with 100 shares of Equifax Common Stock would allocate his tax basis 94% to the Equifax Common Stock (100 shares multiplied by $94 per share divided by $10,000 aggregate value of Equifax and ChoicePoint Common Stock) and 6% to the ChoicePoint Common Stock that he receives in the Spinoff (10 shares multiplied by $60 per share divided by $10,000 aggregate value of Equifax and ChoicePoint Common Stock); and



        (iv) the holding period of the ChoicePoint Common Stock received in the Spinoff will include the holding period of the Equifax Common Stock with respect to which the ChoicePoint Common Stock will be distributed, provided the Equifax Common Stock is held as a capital asset on the date of the Spinoff.



     The ruling from the IRS was issued based upon the accuracy of factual representations made by Equifax and ChoicePoint in connection with the Spinoff.


     Soon after the Spinoff, Equifax will send a letter to Equifax shareholders receiving ChoicePoint Common Stock in the Spinoff explaining how such shareholders should allocate tax basis between Equifax Common Stock held immediately before the Spinoff and the ChoicePoint Common Stock received in the Spinoff.


     Under proposed legislation, if it is enacted in its current form, ChoicePoint would incur substantial federal income tax liability if Equifax is acquired by a third party after Equifax spins off ChoicePoint and ChoicePoint failed to prove that the subsequent acquisition of Equifax was not "related" to the Spinoff. Similarly, Equifax would incur a substantial federal income tax liability if ChoicePoint is acquired by a third party after the Spinoff and Equifax failed to prove that the subsequent acquisition of ChoicePoint was not "related" to the Spinoff.


LISTING AND TRADING OF CHOICEPOINT COMMON STOCK

     A public market for ChoicePoint Common Stock does not currently exist. The ChoicePoint Common Stock has, however, been approved for listing, subject to official notice of issuance, on the New York Stock Exchange. A when-issued trading market for ChoicePoint Common Stock is expected to develop on or about the Record Date. The term "when-issued" means that shares can be traded prior to the time certificates are actually available or issued. Prices at which the ChoicePoint Common Stock may trade on a when-issued basis or after the time certificates are actually available or issued cannot be predicted. Until the ChoicePoint Common Stock is fully distributed, an orderly trading market develops, and the market has fully analyzed the operations of ChoicePoint, the prices at which trading in such stock occurs may fluctuate significantly. The prices at which ChoicePoint Common Stock trades will be determined by the market and may be influenced by many factors, including, among others, the depth and liquidity of the market for ChoicePoint Common Stock, investor perception of ChoicePoint and its business, ChoicePoint's financial results, ChoicePoint's dividend policy, sales of substantial amounts of ChoicePoint Common Stock (or the perception that such sales could occur) and general economic and market conditions. During the period when ChoicePoint Common Stock is subject to when-issued trading, its symbol on the New York Stock Exchange will be CPSwi. Even though when-issued trading may develop, none of these trades would settle prior to the Mail Date, and if the Spinoff does not occur, all when-issued trading will be null and void.

     Equifax Common Stock will continue to trade on a regular basis and may also trade on a when-issued basis, reflecting an assumed post-Spinoff value for Equifax Common Stock. When-issued trading in Equifax Common Stock, if available, could last from on or about the Record Date through the Mail Date. If when-issued trading in Equifax Common Stock is available, Equifax shareholders may trade their existing Equifax Common Stock prior to the Mail Date in either the when-issued market or in the regular market for Equifax Common Stock. If a shareholder trades in the when-issued market, he will have no obligation to transfer to a purchaser of Equifax Common Stock the ChoicePoint Common Stock such shareholder receives in the Spinoff. If a shareholder trades in the regular market, the shares of Equifax Common Stock traded will be accompanied by due bills representing the ChoicePoint Common Stock to be distributed in the Spinoff.

     If a when-issued market for Equifax Common Stock develops, an additional listing for Equifax Common Stock, identifiable by the trading symbol EFXwi, will appear on the New York Stock Exchange. Differences may exist between the combined value of when-issued ChoicePoint Common Stock plus when-issued Equifax Common Stock and the price of Equifax Common Stock during this period. Until the market has fully analyzed the operations of Equifax without the operations of ChoicePoint, the prices at which Equifax Common Stock trades may fluctuate significantly.

     ChoicePoint and Equifax understand that if when-issued trading in Equifax Common Stock is not available, the New York Stock Exchange will require that shares of Equifax Common Stock that are sold or purchased during the period from the Record Date through the Mail Date be accompanied by due bills representing the ChoicePoint Common Stock distributable with respect to such shares, and that during such period neither the Equifax Common Stock nor the due bills may be purchased or sold separately.

     ChoicePoint Common Stock distributed to Equifax shareholders in the Spinoff will be freely transferable under the Securities Act, except for securities received by persons who may be deemed to be affiliates of ChoicePoint under Securities Act rules. Persons who may be deemed to be affiliates of ChoicePoint after the Spinoff generally include individuals or entities that control, are controlled by, or are under common control with ChoicePoint, such as directors and executive officers of ChoicePoint. Persons who are affiliates of ChoicePoint generally will be permitted to sell their shares of ChoicePoint Common Stock received in the Spinoff only pursuant to Rule 144 under the Securities Act, except that the holding period requirement of Rule 144 will not apply. As a result, ChoicePoint Common Stock received by ChoicePoint affiliates pursuant to the Spinoff may be sold if certain provisions of Rule 144 under the Securities Act are complied with (e.g., affiliates of ChoicePoint may not sell their shares of ChoicePoint Common Stock for a period of 90 days after the date of this Prospectus, the amount sold within a three-month period does not exceed the greater of one percent of the outstanding ChoicePoint Common Stock or the average weekly trading volume for ChoicePoint Common Stock during the preceding four week period, and the securities are sold in "broker's transactions" and in compliance with certain notice provisions under Rule 144).

     The Transfer Agent, Distribution Agent and Registrar for ChoicePoint Common Stock will be SunTrust Bank, Atlanta.

REASONS FOR FURNISHING THIS DOCUMENT

     This document is being furnished solely to provide information to Equifax shareholders who will receive ChoicePoint Common Stock in the Spinoff. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of either Equifax or ChoicePoint. Equifax and ChoicePoint believe that the information contained in this document is accurate as of the date on the cover. Changes may occur after such date, and neither Equifax nor ChoicePoint will update the information except as is required in the normal course of their respective public disclosure practices.

                                 CAPITALIZATION


     The following table sets forth the capitalization of ChoicePoint as of March 31, 1997 (actual) and after giving pro forma effect to the Spinoff and related transactions. ChoicePoint is expected to use borrowings under the Credit Facility to repay in full the amount of net intercompany debt owed by ChoicePoint to Equifax at the Effective Time, to repay $29.0 million of Equifax debt to be assumed by ChoicePoint, and to purchase approximately $6.5 million of ChoicePoint Common Stock in the open market after the Mail Date for two grantor trusts. Based upon the relative financial conditions of Equifax and ChoicePoint and discussions with and the advice of its investment advisors, Credit Suisse First Boston Corporation and The Robinson-Humphrey Company, Inc., Equifax determined that $29.0 million would be an appropriate allocation to ChoicePoint of the existing Equifax debt. Intercompany debt as of March 31, 1997 was approximately $92.6 million, and this amount may increase or decrease before repayment based upon normal interim operating cash receipts and payments and acquisition funding requirements. In addition, the intercompany debt will be reduced by a $13.0 million obligation assumed by ChoicePoint with respect to certain ChoicePoint employees. See Note 8 to the Consolidated Financial Statements.



                                                                  MARCH 31, 1997
                                                              -----------------------
                                                               ACTUAL    PRO FORMA(1)
                                                              --------   ------------
                                                                    (UNAUDITED)
                                                                  (IN THOUSANDS,
                                                                EXCEPT SHARE DATA)
Long-term debt, excluding current portion(2)................  $    872     $115,965
Shareholder's Equity:
  Equifax equity investment(3)..............................   210,555           --
  Preferred Stock (pro forma), $.01 par value, 10,000,000
     shares authorized, no shares issued and outstanding....        --           --
  Common Stock (pro forma), $.10 par value, 100,000,000
     shares authorized, 14,718,000 shares issued and
     14,393,000 shares outstanding(4)(5)....................        --        1,472
  Paid-in capital...........................................        --      100,490
  Foreign currency translation adjustments..................       (88)         (88)
  Stock held by employee benefit trusts(6)..................        --       (6,500)
                                                              --------     --------
          Total Shareholder's Equity........................   210,467       95,374
                                                              --------     --------
          Total Capitalization..............................  $211,339     $211,339
                                                              ========     ========


---------------

(1) See "PRO FORMA CONSOLIDATED FINANCIAL DATA" and notes thereto.

(2) See Notes 2(b) and 2(i) to "PRO FORMA CONSOLIDATED FINANCIAL DATA."

(3) See Note 7 to the Consolidated Financial Statements.

(4) See Notes 2(h) and 2(i) to "PRO FORMA CONSOLIDATED FINANCIAL DATA."


(5) The number of shares issued after giving effect to the Spinoff was determined based upon the number of shares of Equifax Common Stock outstanding at March 31, 1997 and reflects the assumed distribution of one share of ChoicePoint Common Stock ($.10 par value) for every ten shares of Equifax Common Stock ($1.25 par value) (which does not include two grantor trusts established by Equifax). In addition, the number of shares issued includes 200,000 restricted shares anticipated to be issued and outstanding as a result of the Spinoff. The number of shares outstanding has been reduced by the 325,000 shares anticipated to be purchased by ChoicePoint in the open market after the Mail Date for two new grantor trusts. See Note 7 to the Consolidated Financial Statements. The actual number of shares of ChoicePoint Common Stock distributed will depend on the number of shares of Equifax Common Stock outstanding on the Record Date.


(6) Represents the 325,000 shares discussed in footnote (5) above with an assumed market value of $20 per share.


                                DIVIDEND POLICY

     ChoicePoint does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings to finance operations and the expansion of its business. Any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's financial condition, operating results, capital requirements and such other factors as the Company's Board of Directors deems relevant.

                     PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma consolidated statement of income for the quarter ended March 31, 1997 and the year ended December 31, 1996 and the unaudited pro forma consolidated balance sheet as of March 31, 1997 present the consolidated results of operations and consolidated financial position of ChoicePoint assuming that the transactions contemplated by both the Spinoff and ChoicePoint's acquisition of the 70% interest in CDB Infotek had been completed as of the beginning of 1996 and as of March 31, 1997, respectively. In the opinion of management, they include all material adjustments necessary to reflect, on a pro forma basis, the impact of material transactions contemplated by the Spinoff on ChoicePoint's historical financial information. The adjustments are described in Note 2 of the Notes to the Pro Forma Consolidated Financial Data (Unaudited) and are set forth in the "Pro Forma Adjustments" columns. No pro forma adjustments have been made to selling, general and administrative expenses because expenses reflected in the historical statements include an allocation of corporate administrative expenses which ChoicePoint believes, based upon current circumstances, will not differ materially from actual selling, general and administrative expenses to be incurred following the Spinoff.

     The unaudited Pro Forma Consolidated Financial Data of ChoicePoint should be read in conjunction with the Consolidated Financial Statements included elsewhere in this document. The information presented below is not necessarily indicative of the financial condition or results of operations that ChoicePoint would have reported if it had operated as an independent company.

                                CHOICEPOINT INC.

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)


                                                                 QUARTER ENDED MARCH 31, 1997
                                                           ----------------------------------------
                                                                         PRO FORMA
                                                           HISTORICAL   ADJUSTMENTS       PRO FORMA
                                                           ----------   -----------       ---------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)
Operating revenue........................................   $102,852      $    --         $102,852
Costs and expenses:
  Costs of services......................................     68,359           --           68,359
  Selling, general and administrative....................     22,295           --           22,295
                                                            --------      -------         --------
          Total costs and expenses.......................     90,654           --           90,654
Operating income.........................................     12,198           --           12,198
Interest expense.........................................      1,619       (1,547)(2a)       1,942
                                                                            1,870(2b)
                                                            --------      -------         --------
Income before income taxes...............................     10,579         (323)          10,256
Provision (benefit) for income taxes.....................      5,038         (129)(2c)       4,909
                                                            --------      -------         --------
          Net income.....................................   $  5,541      $  (194)        $  5,347
                                                            ========      =======         ========
Pro forma net income per common and common equivalent
  share..................................................                                 $    .36(3)
                                                                                          ========


            See Notes to the Pro Forma Consolidated Financial Data.

                                CHOICEPOINT INC.

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)


                                                          YEAR ENDED DECEMBER 31, 1996
                                            --------------------------------------------------------
                                                            PRO FORMA ADJUSTMENTS
                                                         ---------------------------
                                            HISTORICAL   CDB INFOTEK(2D)     SPINOFF       PRO FORMA
                                            ----------   ---------------     -------       ---------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)
Operating revenue.........................   $366,481        $22,781         $    --       $389,262
Costs and expenses:
  Costs of services.......................    252,118         12,466              --        264,584
  Selling, general and administrative.....     66,752          7,915              --         74,667
  Non-recurring expenses..................         --          5,375(2e)          --          5,375
                                             --------        -------         -------       --------
          Total costs and expenses........    318,870         25,756              --        344,626
Operating income..........................     47,611         (2,975)             --         44,636
Interest expense..........................      6,597          1,041          (7,152)(2f)     7,408
                                                                               6,922(2b)
                                             --------        -------         -------       --------
Income before income taxes................     41,014         (4,016)            230         37,228
Provision (benefit) for income taxes......     17,734         (1,640)             92(2c)     16,186
                                             --------        -------         -------       --------
          Net income......................   $ 23,280        $(2,376)        $   138       $ 21,042
                                             ========        =======         =======       ========
Pro forma net income per common and common
  equivalent share........................                                                 $   1.41(3)
                                                                                           ========


            See Notes to the Pro Forma Consolidated Financial Data.

                                CHOICEPOINT INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)


                                                                      MARCH 31, 1997
                                                        ------------------------------------------
                                                                         PRO FORMA
                                                        HISTORICAL      ADJUSTMENTS      PRO FORMA
                                                        ----------      -----------      ---------
                                                                      (IN THOUSANDS)
                                              ASSETS
Current Assets:
  Cash and cash equivalents...........................   $  4,471        $      --       $  4,471
  Accounts receivable, net............................     88,635               --         88,635
  Deferred income tax assets..........................      4,753               --          4,753
  Other current assets................................     10,894               --         10,894
                                                         --------        ---------       --------
          Total current assets........................    108,753               --        108,753
Property and Equipment, net...........................     38,635               --         38,635
Goodwill, net.........................................    121,309               --        121,309
Deferred Income Tax Assets............................     16,157               --         16,157
Other.................................................     34,060               --         34,060
                                                         --------        ---------       --------
          Total Assets................................   $318,914        $      --       $318,914
                                                         ========        =========       ========

                               LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
  Current maturities of long-term debt................   $    864        $      --       $    864
  Accounts payable....................................     13,537               --         13,537
  Accrued salaries and bonuses........................      9,791               --          9,791
  Other current liabilities...........................     24,074               --         24,074
                                                         --------        ---------       --------
          Total current liabilities...................     48,266               --         48,266
Long-Term Debt, Less Current Maturities...............        872          108,593(2b)    115,965
                                                                             6,500(2i)
Postretirement Benefit Obligations....................     55,650               --         55,650
Other Long-Term Liabilities...........................      3,659               --          3,659
                                                         --------        ---------       --------
          Total Liabilities...........................    108,447          115,093        223,540
Shareholder's Equity:
  Equifax equity investment...........................    210,555         (108,593)(2b)        --
                                                                           (13,000)(2g)
                                                                           (88,962)(2h)
  Preferred stock.....................................         --               --             --
  Common stock........................................         --            1,472(2h)      1,472
  Paid-in capital.....................................         --           13,000(2g)    100,490
                                                                            87,490(2h)
Foreign currency translation adjustments..............        (88)              --            (88)
Stock held by employee benefit trusts.................         --           (6,500)(2i)    (6,500)
                                                         --------        ---------       --------
          Total Shareholder's Equity..................    210,467         (115,093)        95,374
                                                         --------        ---------       --------
          Total Liabilities and Shareholder's
            Equity....................................   $318,914        $      --       $318,914
                                                         ========        =========       ========


            See Notes to the Pro Forma Consolidated Financial Data.

                                CHOICEPOINT INC.

               NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL DATA
                                  (UNAUDITED)

NOTE 1. The accompanying unaudited Pro Forma Consolidated Financial Data reflects all adjustments that, in the opinion of management, are necessary to present fairly the pro forma financial position and pro forma results of operations. This information should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this document.

NOTE 2. Following are the pro forma adjustments to the accompanying pro forma consolidated financial data:

        (a) To eliminate the first quarter 1997 corporate interest expense charged to ChoicePoint.


        (b) To record the expected repayment of the net intercompany debt owed to Equifax, repayment of $29.0 million of Equifax debt to be assumed by ChoicePoint and the associated increase in debt and interest expense from the borrowings incurred to fund the payments. The interest expense also includes interest on borrowings to fund the $6.5 million of ChoicePoint Common Stock anticipated to be purchased in the open market after the Mail Date for two grantor trusts discussed in (i) below. An interest rate of 6.5% is assumed on the borrowings. The intercompany debt owed to Equifax (which was approximately $92.6 million as of March 31, 1997 and $84.0 million as of December 31, 1996) will be reduced by a $13.0 million obligation assumed by ChoicePoint discussed in (g) below. Borrowings under the Credit Facility will have a variable interest rate, and a 1% change in the annual interest rate would impact pro forma interest expense by $288,000 for the quarter ended March 31, 1997 and $1.1 million for the year ended December 31, 1996. See "CAPITALIZATION" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Financial Condition and Liquidity."


        (c) To record the estimated income tax provision (benefit) related to the net pro forma interest expense adjustments.

        (d) Represents the January 1, 1996 to August 30, 1996 operating results for ChoicePoint's August 30, 1996 acquisition of 70% of the capital stock of CDB Infotek. The acquisition was accounted for as a purchase. The pro forma data also includes an additional $3.2 million in expense for amortization of goodwill and other intangible assets from January 1, 1996 to August 30, 1996 resulting from this transaction. The amortization expense is included in costs of services. See Note 3 to the Consolidated Financial Statements.

        (e) Represents a one-time charge for the vesting of all CDB Infotek non-qualified stock options outstanding on August 30,1996 and other stock option expense as a result of ChoicePoint's purchase of 70% of the capital stock of CDB Infotek.

        (f) To eliminate the 1996 corporate interest expense of $6.2 million charged to ChoicePoint and to reverse $937,000 of CDB Infotek interest expense related to third-party long-term debt that was repaid using funds borrowed from Equifax.

        (g) To record, in accordance with the Employee Benefits Agreement, an assumed obligation of $13.0 million to contribute to a defined contribution plan for certain ChoicePoint employees. The additional benefits are intended to offset the adverse impact of transitioning out of a defined benefit pension plan. The $13.0 million represents the present value of the estimated future contributions. In exchange for this obligation, Equifax will make a capital contribution to ChoicePoint in the amount of $13.0 million and ChoicePoint's intercompany liability to Equifax will be reduced accordingly. See Note 8 to the Consolidated Financial Statements.

        (h) To reflect the distribution of Equifax's 100% equity interest in ChoicePoint to Equifax shareholders. See "CAPITALIZATION." This amount was determined assuming a distribution ratio of one share of ChoicePoint Common Stock ($.10 par value per share) for every ten shares of Equifax Common Stock ($1.25 par value) (which does not include two grantor trusts established by Equifax) reflected in Equifax's consolidated balance sheet at March 31, 1997.

                                CHOICEPOINT INC.

        (i) To record the anticipated purchase of 325,000 shares of ChoicePoint Common Stock in the open market after the Mail Date for two grantor trusts. The amount also assumes a market value of $20 per share of ChoicePoint Common Stock. The assumed $20 per share market value is based on a range of earnings multiples of comparable companies and ChoicePoint's pro forma earnings as analyzed by Equifax's independent investment advisors, Credit Suisse First Boston Corporation and The Robinson-Humphrey Company, Inc. See
     Note 7 to the Consolidated Financial Statements.



NOTE 3. Net income per share information is based upon 14.8 million and 15.0 million common and common equivalent shares for the quarter ended March 31, 1997 and the fiscal year ended December 31, 1996, respectively. This amount was determined assuming the distribution ratio of one share of ChoicePoint Common Stock for every ten shares of Equifax Common Stock reflected in Equifax's March 31, 1997 and December 31, 1996 consolidated financial statements, and subtracting the 325,000 shares of ChoicePoint Common Stock anticipated to be purchased in the open market after the Mail Date for two grantor trusts, and adding the estimated dilutive effect of ChoicePoint stock options and restricted shares expected to be issued to replace Equifax stock options and restricted shares held by ChoicePoint officers and employees. The number of shares subject to stock options will depend upon the extent to which existing stock options to purchase Equifax Common Stock are converted into options to purchase ChoicePoint Common Stock. The number of ChoicePoint stock options granted in respect of converted Equifax stock options and their exercise prices will be set to maintain the excess of market value over the exercise price of the Equifax stock options after taking into account such excess amount on the Mail Date and the fair market value of ChoicePoint Common Stock the day after the Mail Date. The number of common and common equivalent shares used to compute earnings per share after the Spinoff will depend upon the number of shares of ChoicePoint Common Stock and ChoicePoint stock options outstanding and the market price of ChoicePoint Common Stock.

                            SELECTED FINANCIAL DATA

     The following table summarizes certain selected consolidated financial data of ChoicePoint, which has been derived from the Consolidated Financial Statements of ChoicePoint for the quarters ended March 31, 1997 and 1996 and for each of the five years ended December 31, 1996. The historical information may not be indicative of ChoicePoint's future performance as an independent company. The information set forth below should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the Consolidated Financial Statements and notes thereto included elsewhere in this document. Per share data has not been presented since the companies that comprise ChoicePoint were majority-owned subsidiaries of Equifax or one of its affiliates and will be recapitalized as part of the Spinoff.

                              QUARTER ENDED
                                MARCH 31,                      YEAR ENDED DECEMBER 31,
                           -------------------   ----------------------------------------------------
                             1997       1996       1996       1995       1994       1993       1992
                           --------   --------   --------   --------   --------   --------   --------
                                                         (IN THOUSANDS)
Operating revenue(1).....  $102,852   $ 84,140   $366,481   $328,990   $284,566   $268,114   $275,449
Costs and expenses(1)....    90,654     75,134    318,870    297,062    267,989    264,738    273,929
                           --------   --------   --------   --------   --------   --------   --------
Operating income.........    12,198      9,006     47,611     31,928     16,577      3,376      1,520
Interest expense.........     1,619      1,575      6,597      5,830      2,638      2,181        998
                           --------   --------   --------   --------   --------   --------   --------
Income before income
  taxes..................    10,579      7,431     41,014     26,098     13,939      1,195        522
Provision (benefit) for
  income taxes...........     5,038      3,213     17,734     11,233      7,327        (44)       389
                           --------   --------   --------   --------   --------   --------   --------
Net income...............  $  5,541   $  4,218   $ 23,280   $ 14,865   $  6,612   $  1,239   $    133
                           ========   ========   ========   ========   ========   ========   ========
Total assets.............  $318,914   $208,268   $301,824   $200,779   $193,820   $106,938   $108,685
Long-term debt, less
  current maturities.....  $    872   $     --   $  1,051   $     --   $      5   $     --   $     --
Total shareholder's
  equity.................  $210,467   $112,344   $196,327   $104,641   $ 98,028   $ 13,961   $ 17,053

---------------

(1) Historically, motor vehicle records registry revenue, the fee charged by states for motor vehicle records which is passed on by ChoicePoint to its customers, has been reflected in Equifax's consolidated statements of income as operating revenue and cost of services. ChoicePoint has elected to exclude these customer reimbursed fees from revenue and reduce cost of services by a corresponding amount. This change in accounting presentation does not affect operating income.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion is based upon and should be read in conjunction with "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION," "SELECTED FINANCIAL DATA" and the Consolidated Financial Statements and the notes thereto included elsewhere in this document.

INTRODUCTION

     ChoicePoint is a leading provider of risk management and fraud prevention information and related technology solutions to the insurance industry. The Company also offers risk management and fraud prevention solutions to organizations in other industries. ChoicePoint is organized into three service groups: Property and Casualty Insurance Services, Life and Health Insurance Services and Business and Government Services. The Company offers the following products through these groups:

SERVICE GROUP                                              PRODUCTS
-------------                                              --------
Property and Casualty Insurance
  Services...............................  Automated underwriting and claims information for home and auto insurers,
                                           commercial inspections, workers
                                           compensation audits of commercial
                                           properties, and customized application
                                           rating and issuance software development
Life and Health Insurance Services.......  Underwriting and claims information for life and health insurers, including
                                           medical records collection, paramedical
                                           services, laboratory services, and
                                           investigative services
Business and Government Services.........  Pre-employment background searches, drug screenings, public record searches,
                                           people locator services, and UCC searches
                                           and filings

RESULTS OF OPERATIONS

     Revenue and operating income for the quarters ended March 31, 1997 and 1996 and the years ended December 31, 1996, 1995, and 1994 were as follows:

                                      QUARTER ENDED
                                        MARCH 31,            YEAR ENDED DECEMBER 31,
                                    ------------------   --------------------------------
                                      1997      1996       1996       1995         1994
                                    --------   -------   --------   --------     --------
                                                       (IN THOUSANDS)
Operating revenue(1)..............  $102,852   $84,140   $366,481   $328,990     $284,566
Costs and expenses(1).............    90,654    75,134    318,870    297,062(2)   267,989
                                    --------   -------   --------   --------     --------
Operating income..................  $ 12,198   $ 9,006   $ 47,611   $ 31,928     $ 16,577
                                    ========   =======   ========   ========     ========

---------------

(1) Historically, motor vehicle records registry revenue, the fee charged by states for motor vehicle records which is passed on by ChoicePoint to its customers, has been reflected in Equifax's consolidated statements of income as operating revenue and costs of services. ChoicePoint has elected to exclude these customer reimbursed fees from revenue and reduce cost of services by a corresponding amount. This change in accounting presentation does not impact operating income.
(2) Includes a $9,150,000 restructuring charge discussed below.

Historical earnings per share are not presented because the companies that comprise ChoicePoint were majority-owned subsidiaries of Equifax or one of its affiliates and will be recapitalized as part of the Spinoff.

  Quarter Ended March 31, 1997 Compared to Quarter Ended March 31, 1996

     Consolidated revenue increased $18.8 million, or 22.4%, from $84.1 million in the first quarter of 1996 to $102.9 million in the first quarter of 1997. The increase was primarily attributable to sales volume growth in all three service groups, as well as the second quarter 1996 acquisition of Professional Test Administrators, Inc. ("PTA") and the third quarter 1996 acquisition of a 70% interest in CDB Infotek. These acquisitions accounted for $8.9 million, or 47.3%, of the increase in consolidated revenue. Since these acquisitions were accounted for as purchases, their results of operations were included in the consolidated statements of income from the dates of acquisition. Revenue from Property and Casualty Insurance Services grew $5.8 million, or 15.3%, from $37.8 million in the first quarter of 1996 to $43.6 million in the first quarter of 1997, primarily due to sales growth in automated underwriting product lines, offset by declines in claims information and commercial inspection revenue. The decline in claims information was due to competition while the decline in commercial inspection revenue was primarily attributable to the reorganization of the commercial inspection group in 1996. Revenue from Life and Health Insurance Services increased $2.0 million, or 5.4%, from $37.0 million in the first quarter of 1996 to $39.0 million in the first quarter of 1997. This increase was primarily the result of growth in laboratory services revenue, partially offset by a relative decline in investigative services, because of a non-recurring customer project recorded in the first quarter of 1996. Revenue from Business and Government Services increased $11.0 million, or 118.3%, from $9.3 million in the first quarter of 1996 to $20.3 million in the first quarter of 1997. Revenue from pre-employment reports increased $1.3 million, or 11.8% of the increase in Business and Government Services revenue, with the remaining increase coming primarily from the PTA and CDB Infotek acquisitions.

     Operating income increased $3.2 million, or 35.6%, from $9.0 million in the first quarter of 1996 to $12.2 million in the first quarter of 1997. Operating margins increased from 10.7% in the first quarter of 1996 to 11.9% in the first quarter of 1997, primarily as a result of the strong revenue performance in automated underwriting and lab services and the improved operating efficiencies in the paramedical services group, partially offset by the dilutive effect of the CDB Infotek acquisition.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Consolidated revenue increased $37.5 million, or 11.4%, from $329.0 million in 1995 to $366.5 million in 1996. The increase was primarily attributable to sales volume growth in all three service groups, as well as the second quarter 1996 acquisition of PTA and the third quarter 1996 acquisition of a 70% interest in CDB Infotek. These acquisitions accounted for $11.5 million or 30.7% of the increase in consolidated revenue. Since these acquisitions were accounted for as purchases, their results of operations were included in the consolidated statements of income from the dates of acquisition. Revenue from Property and Casualty Insurance Services grew $13.0 million, or 9.0%, from $143.7 million in 1995 to $156.7 million in 1996, primarily due to sales volume growth in automated underwriting product lines, offset by a decline in commercial inspection revenue due to a reorganization of the commercial inspection group in 1996. Revenue from Life and Health Insurance Services increased $8.3 million, or 5.6%, from $148.8 million in 1995 to $157.1 million in 1996. This increase was primarily the result of growth in laboratory services revenue, partially offset by a decline in claims revenue, primarily due to increased competition. Revenue from Business and Government Services increased $16.2 million, or 44.4%, from $36.5 million in 1995 to $52.7 million in 1996. Revenue from pre-employment reports increased $4.1 million, or 25.3% of the increase in Business and Government Services revenue, with the remaining increase coming from the PTA and CDB Infotek acquisitions.

     During the fourth quarter of 1995, ChoicePoint recorded a $9.2 million restructuring charge to reduce staffing levels and fixed expenses. Excluding the effects of the restructuring charge, operating income increased $6.5 million, or 15.8%, from $41.1 million in 1995 to $47.6 million in 1996. Operating margins (excluding the effects of the restructuring charge) increased from 12.5% in 1995 to 13.0% in 1996, primarily as a result of the strong revenue performance in automated underwriting and lab services, partially offset by a decline in commercial inspection revenue and the slightly dilutive effect of the CDB Infotek acquisition. Benefits from the 1995 restructuring and improved operating efficiencies also contributed to the increase in operating income in 1996.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Consolidated revenue increased $44.4 million, or 15.6%, from $284.6 million in 1994 to $329.0 million in 1995. This increase was primarily attributable to sales volume growth in the Property and Casualty Insurance Services and the Business and Government Services Groups, as well as the full year impact of acquisitions consummated in 1994. Programming Resources Company ("PRC") was acquired in the second quarter of 1994 and Osborn Labs was acquired in the fourth quarter of 1994. These acquisitions accounted for $26.0 million or 58.6% of the increase in consolidated revenue. They were accounted for as purchases, and their results of operations were included in the consolidated statements of income from the dates of acquisition. Revenue from Property and Casualty Insurance Services increased $15.4 million, or 12.0%, from $128.3 million in 1994 to $143.7 million in 1995. All product lines contributed to this growth, with the largest contributor being the automated underwriting products sold in the United States and the United Kingdom. The full year impact of the April 1994 PRC acquisition represented $2.9 million, or 18.8%, of the 1995 increase in Property and Casualty Insurance Services revenue. Revenue from Life and Health Insurance Services increased $21.5 million, or 16.9%, from $127.3 million in 1994 to $148.8 million in 1995. This increase resulted primarily from the inclusion of Osborn Labs operating results for a full year in 1995, which represented a $23.1 million increase over 1994. Revenue from Business and Government Services increased $7.5 million, or 25.9%, from $29.0 million in 1994 to $36.5 million in 1995, primarily due to demand for pre-employment background searches.

     Excluding the effect of the fourth quarter 1995 restructuring charge of $9.2 million, operating income increased $24.5 million, or 148%, from $16.6 million in 1994 to $41.1 million in 1995. Operating margins (excluding the effects of the restructuring charge) increased from 5.8% in 1994 to 12.5% in 1995. This increase resulted from strong performance in the higher margin automated underwriting product lines, cost controls in life and health insurance services and commercial inspection lines, and the full year impact of acquisitions consummated in 1994.

INCOME TAXES

     Historically, the Company has been included in the consolidated federal income tax return of Equifax. ChoicePoint's provision for income taxes in the consolidated statements of income reflects federal and state income taxes calculated on ChoicePoint's separate income, but recognizes the impact of unitary tax regulations of certain states on ChoicePoint as a member of the Equifax consolidated group. These unitary tax provisions, as reflected in the Consolidated Financial Statements, resulted in overall effective tax rates of 47.6% in the first quarter of 1997, 43.2% in the first quarter of 1996, 43.2% in 1996, 43.0% in 1995, and 52.6% in 1994. If the provision for income taxes had been calculated for ChoicePoint as a separate taxable entity for federal and state income tax purposes, the Company estimates that its overall effective tax rates would have been 43.8% in the first quarter of 1997, 40.8% in the first quarter of 1996, 40.8% in 1996, 40.9% in 1995, and 45.8% in 1994.

     The higher effective tax rate in 1994 is due primarily to foreign operating losses that could not be offset against taxable income in 1994. These losses were recovered in 1995 and 1996, resulting in reduced effective tax rates. The increase in effective tax rates from 1996 to 1997 is primarily the result of foreign income being subject to tax and increased goodwill amortization not deductible for income tax purposes.

FINANCIAL CONDITION AND LIQUIDITY

     Cash provided by operations decreased from $1.9 million in the first quarter of 1996 to $1.4 million in the first quarter of 1997. This decrease was primarily attributable to the increase in accounts receivable. During the first quarter of 1997, ChoicePoint used $7.2 million for investing activities, which included $6.1 million of property and equipment additions. Building and leasehold improvements for the office facility in Alpharetta, Georgia and the expansion of the existing Osborn Labs facility in Olathe, Kansas represented approximately $1.7 million of the $6.1 million additions with the remainder due primarily to system upgrades. Net cash provided by financing activities was $8.6 million in the first quarter of 1997, which is due to the increase in the intercompany debt payable to Equifax.

     Cash provided by operations increased from $20.2 million in 1995 to $36.8 million in 1996. This increase was primarily attributable to strong operating performance in 1996. During 1996, ChoicePoint used $91.8 million in cash for investing activities, which included $69.7 million for acquisitions and $18.1 million for property and equipment. Property and equipment additions increased from $5.4 million in 1995 to $18.1 million in 1996, primarily due to approximately $8.4 million of building and leasehold improvements for the office facility in Alpharetta, Georgia and the expansion of the existing Osborn Labs facility in Olathe, Kansas. Net cash provided by financing activities was $56.1 million in 1996, which is reflected in an increase in the intercompany debt due to Equifax in connection with acquisitions completed in 1996.


     The Company's short-term and long-term liquidity depends primarily upon its level of net income, accounts receivable, accounts payable and accrued expenses. In order to meet its working capital needs after the Spinoff, ChoicePoint will arrange a five-year $250 million revolving Credit Facility with a group of banks, which will become effective on the date of the Spinoff. The Credit Facility will bear interest at variable rates and will be expandable to $300 million, subject to approval of the lenders. All obligations of ChoicePoint will be guaranteed by all current and future subsidiaries. The Credit Facility will be used by ChoicePoint to repay the net intercompany debt due to Equifax, to repay $29.0 million of Equifax debt to be assumed by ChoicePoint, to purchase approximately $6.5 million of ChoicePoint Common Stock in the open market after the Mail Date for two grantor trusts, and to finance acquisitions and general corporate cash requirements. For a more complete description of the terms of the Credit Facility, see Note 5 to the Consolidated Financial Statements.


     As of March 31, 1997, ChoicePoint had no significant third party debt. Intercompany debt at March 31, 1997 was $92.6 million and is included in the Equifax equity investment account on ChoicePoint's consolidated balance sheet. This amount is subject to change based on ChoicePoint's operations between March 31, 1997 and the Effective Time and will be reduced by $13.0 million due to ChoicePoint's obligation to contribute to a defined contribution plan for certain ChoicePoint employees. Giving pro forma effect to the Spinoff and related transactions, total long-term debt of ChoicePoint as of March 31, 1997 would have been $109.5 million.

     ChoicePoint recently reached an agreement in principle to acquire all of the capital stock of Kroll Holdings, Inc. ("Kroll"). The proposed acquisition is subject to customary closing contingencies and is expected to be completed shortly after the Spinoff. According to information provided by Kroll, it generated approximately $70.0 million in revenue for the year ended December 31, 1996. The Company anticipates funding this acquisition with a combination of ChoicePoint Common Stock and borrowings under its Credit Facility. See
"BUSINESS -- Strategic Acquisitions."


     Interest expense in the consolidated statements of income includes interest charged by Equifax based on the relationship of ChoicePoint net assets to Equifax net assets, excluding corporate debt. The amounts charged were $1.5 million in the first quarter of 1997, $1.6 million in the first quarter of 1996, $6.2 million in 1996, $5.4 million in 1995, and $2.5 million in 1994. Following the Spinoff, ChoicePoint's results may be affected by an increase in interest expense resulting from expected higher borrowing costs as an independent company, repayment of the net intercompany debt, repayment of $29.0 of Equifax debt to be assumed by ChoicePoint, and the purchase of $6.5 million of ChoicePoint Common Stock in the open market after the Mail Date for two grantor trusts. As a result, based upon anticipated average borrowings under the Credit Facility during 1997 and interest rate protection arrangements that the Company will enter into after the Spinoff, it is anticipated that the Company will incur approximately $1.3 million in additional annual interest expense. See "PRO FORMA CONSOLIDATED FINANCIAL DATA."


     The Company anticipates capital expenditures will be approximately $27.2 million in 1997, which includes $7.3 million for the office facility in Alpharetta, Georgia and the expansion of the Osborn Labs facility in Olathe, Kansas. The remainder of the 1997 capital expenditures will be used primarily for system rewrites and upgrades. In addition, ChoicePoint expects to expense approximately $4.4 million in 1997 and $5.2 million in 1998 to modify computer software for compliance with Year 2000 as required by FASB's Emerging Issues Task Force Issue No. 96-14. Year 2000 expenses were $793,000 in 1996. The amount and timing of these expenses may vary as current estimates are refined.

     In connection with the acquisition of CDB Infotek, additional consideration of up to $20.0 million may be paid based on its future operating performance. In addition, the Company entered into an option agreement with the remaining shareholders of CDB Infotek. The agreement grants the Company an option to purchase the remaining 30% interest in CDB Infotek (the "Call Option") and an option for the remaining shareholders to sell their 30% interest to the Company (the "Put Option"). The options may be exercised at any time after December 31, 1999. The Put Option will expire on the later of June 30, 2000 or the date that is 90 days after the final determination of the option price and the Call Option has no expiration date. The exercise date may be accelerated upon the breach of certain obligations. If certain 1999 operating results are met, then the option price is determined by a formula not to exceed $53.0 million. If certain 1999 operating results are not met, and both parties cannot mutually agree on an option price, then the option price is determined by an independent appraisal, not to exceed $25.5 million. ChoicePoint expects to fund any additional amounts paid in connection with the acquisition of CDB Infotek with cash flow from operations or borrowings under the Credit Facility.

     The Company believes that cash flows from operations, availability of funds under the Credit Facility and other short and long-term debt financing (if any), including access to capital markets, will be sufficient to satisfy its working capital, research and development, acquisitions, capital expenditures and other financing requirements for the foreseeable future.

NEW ACCOUNTING PRONOUNCEMENT

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which revises the calculation of and disclosures related to EPS. The impact of this statement on ChoicePoint cannot currently be determined as the number of common and common equivalent shares used to compute EPS will depend upon the number of shares of ChoicePoint Common Stock and ChoicePoint stock options outstanding and the market price of Choice Point Common Stock.

                                    BUSINESS

GENERAL

     Based on market share, ChoicePoint is a leading provider of risk management and fraud prevention information and related technology solutions to the insurance industry. The Company also offers risk management and fraud prevention solutions to organizations in other industries. ChoicePoint currently has three core capabilities: (i) data warehousing; (ii) data access and analytics; and
(iii) related professional services. These capabilities currently are delivered by the Company through three service groups: Property and Casualty Insurance Services, Life and Health Insurance Services and Business and Government Services.

     ChoicePoint provides most major domestic insurance companies with automated and traditional underwriting and claim information services to assist those companies in assessing the insurability of individuals and property and the validity of insurance claims. The Company provides background investigations, performs paramedical exams, furnishes access to motor vehicle reports, maintains a database of claims histories and provides claims verification and investigative services to both the property and casualty and the life and health insurance markets. ChoicePoint also offers pre-employment background investigations, pre-employment and regulatory compliance drug testing services and public record information to other corporate and government organizations, as well as the aforementioned insurance markets.

     In response to declining revenues and profits in the 1980s and early 1990s, ChoicePoint's current senior management team was installed in 1993 and initiated a turnaround of the Company's operations. The Company reorganized itself to eliminate unnecessary layers of management and rightsized its workforce to increase profitability and the responsiveness of the organization to its customers. In response to a shift by insurance companies over the prior decade from demanding subjective information of the type historically provided by ChoicePoint to demanding objective information, ChoicePoint accelerated the automation of its services. The Company also eliminated unprofitable services in response to diminishing demand for certain labor intensive products and increased its focus on non-insurance markets, including growth areas such as pre-employment background screening and business information services.

     For the fiscal year ended December 31, 1996, ChoicePoint generated operating revenue of approximately $366.5 million, an increase of 37% from approximately $268.1 million in 1993, when the Company's current senior management team was installed. ChoicePoint generated operating income of approximately $47.6 million in 1996, fourteen times the Company's 1993 operating income of approximately $3.4 million. As ChoicePoint's profitability has increased, the Company has invested significant capital to extend existing service capabilities to new markets and has pursued strategic acquisitions to fuel both internal growth and expansion of the Company beyond its historical customer base.

STRATEGIC ACQUISITIONS

     Commencing in 1993, the Company initiated a strategy of acquiring organizations that add new data, markets and technology to ChoicePoint's operations. In April 1994, ChoicePoint acquired PRC, headquartered in Hartford, Connecticut, which develops custom rating and issuance software for commercial property and casualty insurance companies. The PRC acquisition enhanced ChoicePoint's technological capability by adding a systems development competency and expanded the Company's presence in the commercial insurance market. ChoicePoint also acquired Osborn Labs in 1994. Osborn Labs is a blood, urine and saliva testing business that provides insurance companies with applicant-specific information. Osborn Labs, which is the second largest laboratory of its kind in the United States, uses state-of-the-art technologies that incorporate voice, image and other data into its production and communication processes. The combination of Osborn Labs' services and ChoicePoint's paramedical exam services offers insurers an unbroken chain of custody to preserve the integrity of specimens. Osborn Labs also has a highly skilled research and development team, which researches alternative sampling and testing techniques for delivery of more effective and lower cost testing solutions to customers.

     ChoicePoint acquired PTA, headquartered in Chicago, Illinois, in 1996 to accelerate the Company's entry into the occupational health market. The PTA acquisition gives ChoicePoint the ability to administer all components of substance abuse programs, including results analysis. Occupational health screening adds another market to which ChoicePoint's existing paramedical collection services may be delivered and enhances the value of ChoicePoint's employment services by creating a total hiring management solution for customers.

     In August 1996, ChoicePoint acquired 70% of the outstanding capital stock of CDB Infotek, an automated public records company with more than 1,600 on-line public record databases. Headquartered in Santa Ana, California, CDB Infotek provides corporations and the legal, insurance and investigative markets with access to criminal, bankruptcy, judgment and lien databases, which ChoicePoint can access through CDB Infotek's sophisticated search engines. The Company believes that significant potential exists to blend CDB Infotek's data with ChoicePoint's manual and database information gathering services to offer more comprehensive and effective information solutions. ChoicePoint has the exclusive option to purchase the remaining shares of CDB Infotek in 2000.

     ChoicePoint recently entered into an agreement in principle to acquire all of the capital stock of Kroll Holdings, Inc. ("Kroll"), the parent company of Kroll Associates, Inc., which is headquartered in New York, New York. The proposed acquisition is subject to customary closing contingencies and is expected to be completed shortly after the Spinoff. Kroll provides investigative, intelligence and risk management consulting services to a diverse set of domestic and international clients, including corporations, law firms, financial institutions and governments around the world. According to information provided by Kroll, it currently operates 22 offices in 12 countries and generated approximately $70.0 million in revenue for the year ended December 31, 1996, of which approximately 40.0% was generated from international operations. The acquisition of Kroll immediately and significantly expands ChoicePoint's available customer base beyond its current core insurance market base and expands the Company's international presence. The Company believes that Kroll's risk management consulting expertise will significantly enhance ChoicePoint's risk management product and service offerings.

GROWTH STRATEGIES

     ChoicePoint believes that organizations and individuals are encountering more and increasingly complex risks. The Company believes that these enhanced risks are generating a growing demand by organizations and individuals for effective and efficient risk management and fraud prevention tools. ChoicePoint believes that timely and quality information is the most powerful tool available to decision makers to mitigate escalating risk.

     ChoicePoint's strategic goal is to be the leading provider of risk management and fraud prevention information and related technology solutions to a broad range of industries worldwide. The Company is continuing to enhance its database distribution, data gathering and technological capabilities, and believes that it is positioned to offer a variety of new products to a diverse set of industries. ChoicePoint believes that its range of information sources and technology position ChoicePoint to be the leader in the risk management and fraud prevention markets.

     The Company intends to accomplish its goals by pursuing the following strategies:

        Expand presence in non-insurance markets. ChoicePoint believes that its most significant opportunities for growth exist beyond its traditional business of assisting insurance companies in assessing the insurability of individuals and organizations. The Company believes that significant opportunities exist to expand the application of its information resources and technology to non-insurance business and government markets. For example, ChoicePoint intends to: (i) pursue growth opportunities in pre-employment services by leveraging its technology, background screening and drug testing capabilities to offer a total hiring solution to customers;
     (ii) pursue additional applications in the government and health care markets, including assisting agencies in developing solutions to reduce fraudulent healthcare claims; (iii) expand public record information applications to both organization and individual risk assessment and management; and (iv) pursue international expansion of the Company's risk management services.

        Aggressively pursue acquisitions and strategic alliances. ChoicePoint intends to continue pursuing acquisitions of, or strategic alliances with, domestic and international organizations that would allow the Company to enter new markets or to increase its presence in existing markets, as well as to expand technology expertise to advance the Company's customized solutions-building capabilities, and add data resources and skills that enhance ChoicePoint's ability to deliver risk management solutions. In particular, the Company intends to identify and acquire organizations with data warehousing and modeling capabilities that will enhance ChoicePoint's ability to tailor data solutions to individual customer requirements. ChoicePoint's numerous acquisitions since 1993 and its agreement in principle to acquire Kroll are examples of the Company's commitment to pursue acquisitions that complement and expand the Company's existing customer base, products and services. See "-- Strategic Acquisitions."

        Develop and enhance key technological capabilities. The Company is: (i) enhancing its capability to automate, database and disseminate certain public record information; (ii) developing new databases and key interfaces to external data sources to expand information resources; and (iii) developing proprietary front-end interfaces to the Company's systems to facilitate customized order and delivery processes. ChoicePoint continuously updates current systems critical to its infrastructure, and develops, as appropriate, new technology solutions.

        Increase public awareness of risk and fraud issues. ChoicePoint believes that the success of its risk management strategy and expansion of the Company's business opportunities may be enhanced by increasing the awareness of organizations and individuals of changing risk profiles and ChoicePoint's ability to assist them in identifying and managing such risks. To enhance public awareness, the Company intends to publicize examples of increased personal risks, proactively participate in legislative discussions to define legitimate and proper use of databased risk and fraud information, and communicate the value of increased use of fraud-related public record data in managing business and personal risks.

PRODUCTS AND CUSTOMERS

     ChoicePoint currently has three core capabilities: (i) data warehousing,
(ii) data access and analytics and (iii) related professional services. These capabilities currently are delivered by the Company through three service groups: Property and Casualty Insurance Services, Life and Health Insurance Services and Business and Government Services. ChoicePoint's offices are currently located throughout the United States and in the United Kingdom. The Company's business is not seasonal. The following table reflects the revenue generated by each of ChoicePoint's service groups from 1994 to 1996 and the percentage contribution by each group to ChoicePoint revenue for each such year.

                      HISTORICAL REVENUE BY SERVICE GROUP

                                                   1996              1995              1994
                                              --------------    --------------    --------------
                                               AMOUNT     %      AMOUNT     %      AMOUNT     %
                                              --------   ---    --------   ---    --------   ---
                                                                (IN THOUSANDS)
Property and Casualty Insurance Services....  $156,698    43%   $143,726    44%   $128,305    45%
Life and Health Insurance Services..........   157,071    43     148,765    45     127,216    45
Business and Government Services............    52,712    14      36,499    11      29,045    10
                                              --------   ---    --------   ---    --------   ---
          Total.............................  $366,481   100%   $328,990   100%   $284,566   100%
                                              ========   ===    ========   ===    ========   ===

     Property and Casualty Insurance Services. ChoicePoint provides underwriting and claims information to property and casualty insurance companies in the United States and the United Kingdom. Personal lines property and casualty insurance services include automated underwriting and claims information, such as motor vehicle reports and the Company's Comprehensive Loss Underwriting Exchange ("C.L.U.E.") database services, subrogation services, surveillance, accident scene documentation and investigation of potentially fraudulent claims. C.L.U.E. is a proprietary database comprised of claims information contributed by major insurance underwriters (and accessed by those same underwriters), which enable them to assess underwriting risks and pending claims in the auto and home insurance markets. ChoicePoint's proprietary

Auto and Home 2000 systems use customer-specific decision making criteria to provide property and casualty insurance underwriters with decision management tools that streamline and reduce the cost of the underwriting process.

     The CUE UK database, a proprietary database containing home and motor insurance claims information, was developed by the Company in response to growing insurance fraud in the United Kingdom. The success of C.L.U.E. database services in the United States served as a catalyst for the development of the CUE UK database, which was specifically designed to serve the United Kingdom market. The CUE UK database compiles claim information contributed by the United Kingdom's larger insurers for use by the same insurers to detect fraudulent claims. The CUE UK database is comprised of the CUE Home and CUE Motor proprietary databases.

     In addition to personal lines underwriting and claims information, ChoicePoint provides services to the commercial property and casualty insurance market. Those services include commercial inspections for underwriting purposes, workers compensation audits of commercial properties, and development of high-end customized application rating and issuance software for commercial customers.

     Life and Health Insurance Services. ChoicePoint also provides underwriting and claims information to most major life and health insurance companies in the United States. Life and health insurance services include medical records collection, paramedical exams, health history interview services, blood and urine specimen collection and laboratory testing services, verification of continued disability, investigations of contestable and accidental death claims and surveillance of claimants' activities in connection with potentially fraudulent claims.

     ChoicePoint's proprietary LifePlus database contains automated real-time information used by life and health insurers to reduce underwriting time and application processing costs. Life 2000, based upon the same concept as the Auto and Home 2000 systems, uses customer-specific decision making criteria to provide life and health insurance underwriters with a decision management tool that streamlines and reduces the cost of the underwriting process.

     Business and Government Services. In addition to serving the property and casualty and life and health insurance markets, ChoicePoint provides risk management and fraud prevention services and related technology solutions to many non-insurance businesses and government agencies. For instance, the Company provides information and services to customers in a variety of industries for use in the hiring and employee regulatory compliance process, including: (i) pre-employment background screenings, which include credit and driving record checks, prior employment verification, education and licensing verification and criminal record searches; (ii) pre-employment and/or continuous compliance drug screening; and (iii) comprehensive drug screening program management and administration. ChoicePoint believes it is the only company in the United States that offers customers a full range of proprietary integrated services and products to manage and mitigate risk in the hiring process.

     The Company also provides risk management information services to government agencies, such as (i) its parent locator services, which locate for the public sector individuals who are in violation of court mandates and (ii) screening of certain Medicare and Medicaid providers and provider applicants to assist in identifying and reducing health care fraud. ChoicePoint also maintains databases of medical device recipients, which assist device manufacturers in locating and notifying device recipients of certain information when necessary. In connection with its business and government services, the Company provides searches and filings of public business records, including Uniform Commercial Code searches and filings, bankruptcy, lien and judgment searches, searches of partnership and corporation filing records, and criminal record searches to assist organizations and lending institutions in managing potential risk exposure.

     Customers. ChoicePoint's customer base includes substantially all domestic insurance companies, many Fortune 500 companies, and certain state and federal government agencies. The Company has more than 5,000 customers, most of which are insurance companies. The top 30 customers of the Company contributed approximately one-third of the Company's total revenue in 1996. ChoicePoint has two customers, each of which accounted for approximately 5% of the Company's total revenue for 1996. Based upon ChoicePoint's relationship with these customers, and the customers' dependence upon the Company's services in their operations, ChoicePoint believes that there is no significant risk of loss of a material portion of this revenue.

     Each of ChoicePoint's three service groups has the capability to receive orders for and deliver products and services through electronic communications. The Company supplies software to customers that wish to access ChoicePoint via private networks.

INTERNATIONAL OPERATIONS

     CUE UK, located in the United Kingdom, is currently ChoicePoint's primary international operation. Annual revenues from this operation were less than 5% of the Company's total revenue in each of 1994, 1995 and 1996. In connection with the acquisition of Kroll, the Company expects that the amount of revenue generated by the Company outside the United States will increase.

COMPETITION

     The Company operates in a number of geographic and product and service markets, which are highly competitive. In the property and casualty insurance services market, ChoicePoint's most significant competitors include Dateq Information Network, Inc., a subsidiary of Trans Union Corporation and Policy Management Systems Corporation. In the life and health insurance services market, ChoicePoint's most significant competitors include Hooper Holmes, Inc. and Examination Management Services, Inc. with respect to manual information collection services and LabOne, Inc. with respect to insurance laboratory services. In the business and government services market, ChoicePoint's most significant competitors include Information America, Inc. and Lexis-Nexis with respect to public records information, various security companies and clinical labs with respect to pre-employment screening services and various small companies with respect to background checks or drug screening services. In each of its markets, the Company competes on the basis of responsiveness to customer needs and the quality and range of products and services offered.

SOURCES OF SUPPLY

     ChoicePoint's operations depend upon information derived from a wide variety of automated and manual sources. External sources of data include public records information companies, governmental authorities, and on-line search systems. ChoicePoint does not anticipate the termination of any significant relationships with data suppliers. In the event that such a termination occurred, the Company believes that it could acquire the data from other sources, and such termination would not have a materially adverse effect on the Company's financial condition or results of operations.

     ChoicePoint currently maintains databases that contain information provided and used by insurance underwriters. The information comprising these databases is not owned by ChoicePoint, and the participating organizations could discontinue contributing information to the databases. If this were to occur, the Company's financial condition and results of operations would be materially affected. ChoicePoint believes, however, that such an event is unlikely because contributors to the databases depend upon the aggregated information in such databases to conduct their business operations.

     In connection with the inspection and investigative services that it provides, ChoicePoint compiles data from manual and automated sources, including insurance applicants, medical service providers and public records sources.

PROPERTIES AND EMPLOYEES

     ChoicePoint's current principal executive offices are located in 200,000 square feet of leased office space in Alpharetta, Georgia, a suburb of Atlanta. ChoicePoint maintains 170 other offices in the United States and one office in the United Kingdom. These offices, all of which are leased, contain a total of approximately 850,000 square feet of space. Through Osborn Labs, ChoicePoint owns two laboratory facilities in Olathe, Kansas with approximately 31,000 square feet of space.

     ChoicePoint currently employs approximately 4,600 persons, none of whom are unionized. Substantially all of the Company's workforce currently is employed in the United States. ChoicePoint employs approximately 330 individuals in Olathe, Kansas in its Osborn Labs facilities, approximately 190 individuals in Hartford, Connecticut in its PRC facilities, approximately 195 individuals in San Diego at its CDB Infotek location, and approximately 26 individuals in the United Kingdom in connection with CUE UK. Approximately 700 individuals are employed in the Atlanta area in the Company's headquarters and three branch office locations. The balance of ChoicePoint's employees are located in the Company's remaining offices. ChoicePoint believes that its relations with its employees are good.

PROPRIETARY MATTERS

     ChoicePoint owns a number of trademarks and tradenames that ChoicePoint believes are important to its business. Except for the ChoicePoint trademark, however, ChoicePoint is not dependent upon any single trademark or tradename or group of trademarks or tradenames. The ChoicePoint trademark is currently registered in the United States. The current duration for such registration ranges from seven to 15 years, but each registration may be renewed an unlimited number of times. Other trademarks and tradenames used in the ChoicePoint business are registered and maintained in the U.S. and United Kingdom.

LEGAL PROCEEDINGS


     ChoicePoint is involved in litigation from time to time in the ordinary course of its business. The Company does not believe that the outcomes of any pending or threatened litigation will have a material adverse effect on the financial position or results of operations of ChoicePoint. However, as is inherent in legal proceedings where issues may be decided by finders of fact, there is a risk that unpredictable decisions adverse to the Company could be reached. See "RISK FACTORS -- Government Regulation."

                                  EQUIFAX INC.

     Equifax currently conducts its operations primarily through the Insurance Services Group and the Financial Services Group. After the Spinoff, ChoicePoint will conduct the business of the Insurance Services Group and Equifax will continue to operate the business of the Financial Services Group.

     Through its Financial Services Group, based on market share, Equifax is a worldwide leader in providing decision support information to retailers, banks and financial institutions and customers in other industries. Equifax provides services and systems that help its customers grant credit, authorize and process credit card and check transactions, manage receivables, predict consumer behavior and market their products. Equifax offers credit services, payment services and analytics and consulting services worldwide, with operations in 17 countries in North America, Europe, Latin America and Asia.

     The following table sets forth, for each of the last three years, the operating revenue, operating income, total assets and number of employees for ChoicePoint and the remainder of Equifax. This historical information is not necessarily indicative of the results of operation or financial position that either company would have reported if they had operated independently.

                                                1996                1995                1994
                                          ----------------    ----------------    ----------------
                                            AMOUNT      %       AMOUNT      %       AMOUNT      %
                                          ----------   ---    ----------   ---    ----------   ---
                                                           (DOLLARS IN THOUSANDS)
Equifax operating revenue...............  $1,219,959    67%   $1,102,323    68%   $  965,537    68%
ChoicePoint operating revenue(1)........     366,481    20       328,990    20       284,566    20
ChoicePoint registry revenue(2).........     224,783    13       191,645    12       171,893    12
                                          ----------   ---    ----------   ---    ----------   ---
                                          $1,811,223   100%   $1,622,958   100%   $1,421,996   100%
                                          ==========   ===    ==========   ===    ==========   ===
Equifax operating income................  $  256,807    84%   $  231,011    88%   $  197,530    92%
ChoicePoint operating income(1).........      47,611    16        31,928    12        16,577     8
                                          ----------   ---    ----------   ---    ----------   ---
                                          $  304,418   100%   $  262,939   100%   $  214,107   100%
                                          ==========   ===    ==========   ===    ==========   ===
Equifax total assets....................  $1,000,960    77%   $  852,916    81%   $  827,354    81%
ChoicePoint total assets(1).............     301,824    23       200,779    19       193,820    19
                                          ----------   ---    ----------   ---    ----------   ---
                                          $1,302,784   100%   $1,053,695   100%   $1,021,174   100%
                                          ==========   ===    ==========   ===    ==========   ===
Equifax number of employees.............       9,500    67%        9,800    69%        9,600    68%
ChoicePoint number of employees.........       4,600    33         4,400    31         4,600    32
                                          ----------   ---    ----------   ---    ----------   ---
                                              14,100   100%       14,200   100%       14,200   100%
                                          ==========   ===    ==========   ===    ==========   ===

---------------

(1) ChoicePoint's consolidated financial data included in this Prospectus differs from Equifax's historically reported segment information on the Insurance Services Group due to certain intercompany adjustments, allocation of general corporate expenses, the transfer of Equifax Government and Special Systems, Inc. to the Insurance Services Group, and the registry revenue discussed below.
(2) Historically, motor vehicle records registry revenue, the fee charged by states for motor vehicle records which is passed on by ChoicePoint to its customers, has been reflected in Equifax's consolidated statements of income as operating revenue and cost of services. ChoicePoint has elected to exclude these customer reimbursed fees from revenue and reduce cost of services by a corresponding amount. This change in accounting presentation does not impact operating income.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of May 1, 1997 concerning the persons who are currently serving or are expected to serve as the executive officers and directors of ChoicePoint after the Spinoff.

NAME                                         AGE                    POSITION
----                                         ---                    --------
Derek V. Smith.............................  42    President, Chief Executive Officer and
                                                     Director
Dan H. Rocco...............................  56    Executive Vice President
Douglas C. Curling.........................  42    Executive Vice President, Chief Financial
                                                     Officer and Treasurer
David T. Lee...............................  37    Senior Vice President
J. Michael de Janes........................  39    General Counsel and Assistant Secretary
C. B. Rogers, Jr...........................  67    Chairman of the Board of Directors
Ron D. Barbaro.............................  65    Director Nominee
James M. Denny.............................  64    Director
Tinsley H. Irvin...........................  63    Director Nominee
Daniel W. McGlaughlin......................  60    Director
Julia B. North.............................  49    Director
Charles I. Story...........................  42    Director

     Derek V. Smith is a director and the President and Chief Executive Officer of ChoicePoint. He has served as Executive Vice President of Equifax and Group Executive of the Insurance Services Group since 1993. Mr. Smith was appointed to the Board of Directors of Equifax in 1996 and was elected to serve a three year term beginning April 1997. From 1991 to 1993, he served as Senior Vice President and Chief Financial Officer of Equifax. Mr. Smith was Corporate Vice President and Treasurer of Equifax from 1990 to 1991. He also served as Vice President of Equifax Credit Information Services and in several other positions after joining Equifax in January 1981. Mr. Smith also serves as a director of Integon Corporation. At or prior to the Spinoff, Mr. Smith will resign from his positions as an officer and director of Equifax.


     Dan H. Rocco is Executive Vice President of ChoicePoint. He has served as Senior Vice President -- Operations of the Insurance Services Group since 1993. Mr. Rocco served as President and General Manager of the Automated Services Division of the Insurance Services Group from 1991 to 1993.


     Douglas C. Curling is Executive Vice President, Chief Financial Officer and Treasurer of ChoicePoint. He has served as Senior Vice President -- Finance and Administration of the Insurance Services Group since 1993. Mr. Curling served as Vice President and Assistant Corporate Controller of Equifax from 1989 to 1993.

     David T. Lee is Senior Vice President of ChoicePoint. He served as Vice President -- Property and Casualty Marketing and Sales of the Insurance Services Group from 1991 to the present. Since joining Equifax in 1984, Mr. Lee has served in a variety of positions, including Vice President for Systems and Services, Assistant Vice President -- Executive Assistant to the Chief Executive Officer, Director of Corporate Financial Systems and Financial Systems Analyst.

     J. Michael de Janes is General Counsel and Assistant Secretary of ChoicePoint. He has served as Vice President and Counsel of the Insurance Services Group since 1993. Prior to joining the Insurance Services Group, Mr. de Janes was an Assistant Vice President in Equifax Credit Information Services legal department from 1991 to 1993.

     C. B. Rogers, Jr. is Chairman of the Board of ChoicePoint. Mr. Rogers is also currently the Chairman of the Board of Directors of Equifax and served as an executive officer of Equifax for more than five years prior to his retirement on December 31, 1995 as Chief Executive Officer. He currently serves as a director of Sears, Roebuck & Co., Morgan Stanley, Dean Witter, Discover & Co., Briggs and Stratton Corporation, Oxford Industries, Inc. and Teleport Communications Group, Inc., and has served as a director of Equifax since 1978. After the Spinoff, Mr. Rogers will serve as Chairman of the Board of Directors of both Equifax and ChoicePoint for a transitional period.

     Ron D. Barbaro is expected to serve as a director of ChoicePoint after the Spinoff. Prior to Mr. Barbaro's retirement in December 1992 as President of The Prudential Insurance Company of America, an international multi-line insurance company, he served in various executive positions with that company or its subsidiaries for more than five years. Mr. Barbaro currently serves as a director of Prudential of America Life Insurance Company (Canada), The Thomson Corporation, Canbra Foods Limited, Flow International, Inc., Clairvest Group, Inc. and Natraceuticals Inc. He served as a director of Equifax Canada Inc. from 1990 through 1992, and has been a director of Equifax since 1992. At or prior to the Spinoff, Mr. Barbaro will resign from his position as a director of Equifax.

     James M. Denny is a director of ChoicePoint. Mr. Denny has served as a Managing Director of William Blair Capital Partners, L.L.C., a company engaged in private equity investments, since September 1995. Mr. Denny served as Vice Chairman of Sears, Roebuck and Co. from February 1992 until his retirement in August 1995. Previously, Mr. Denny was Senior Vice President and Chief Financial Officer of Sears from 1988 to 1992. He also serves as a director of Allstate Corporation, Astra AB, GATX Corporation and Gilead Sciences, Inc.

     Tinsley H. Irvin is expected to serve as a director of ChoicePoint after the Spinoff. Mr. Irvin retired as Chairman and Chief Executive Officer of Alexander & Alexander Services Inc., an international insurance brokerage company, in 1994. Prior to his retirement, Mr. Irvin served in various executive capacities with Alexander & Alexander Services Inc. or its subsidiaries. He has served as a director of Equifax since 1989, but will resign from such position at or prior to the Spinoff.

     Daniel W. McGlaughlin is a director of ChoicePoint. He is currently the President and Chief Executive Officer of Equifax, and has served as an executive officer of Equifax for more than five years. Mr. McGlaughlin serves as a director of Wachovia Corporation of Georgia, Wachovia Bank of Georgia, N.A., American Business Products, Inc. and FORE Systems, Inc. He also has been a director of Equifax since 1990. After the Spinoff, he will serve as a director of ChoicePoint, as well as Vice Chairman of the Board of Directors and Chief Executive Officer of Equifax.

     Julia B. North is a director of ChoicePoint. Ms. North has been President-Consumer Services for BellSouth Telecommunications since April 1996. From April 1989 to April 1996, she was a Vice President for BellSouth Telecommunications. Ms. North is a member of the Board of Directors of Winn-Dixie Stores, Inc., the National Board of Distinguished Women at Mississippi University for Women, the Executive Advisory Board of the YWCA, a member of the Society of International Business Fellows, and a member of the Management of Technology Business Council at the Georgia Institute of Technology. She has been a member of the Board of Directors of the American Red Cross, the Board of Science and Technology Museum of Atlanta, and a Vice-Chairman of United Way in Charlotte, North Carolina.

     Charles I. Story is a director of ChoicePoint. Mr. Story is the President and Chief Executive Officer of INROADS, Inc., a national non-profit training and development organization that prepares talented minorities for careers in business and engineering. He served as Executive Vice President -- Operations of INROADS, Inc. from July 1991 to December 1992 and as Vice President and Director of Community Development of First American National Bank from 1989 to 1991. Mr. Story also serves as a director of INROADS, Inc. and Briggs and Stratton Corporation and is an advisory director of First American National Bank.


     The ChoicePoint Board of Directors is divided into three classes of directors serving staggered three-year terms. Of the initial ChoicePoint directors, Messrs. Rogers, McGlaughlin and Smith will serve until the 1998 annual meeting of shareholders, Messrs. Irvin and Barbaro will serve until the 1999 annual meeting of directors, and Messrs. Story and Denny and Ms. North will serve until the 2000 annual meeting of directors. See "DESCRIPTION OF CAPITAL STOCK -- Certain Anti-Takeover Provisions of Georgia Law and the ChoicePoint Articles and Bylaws."

SUMMARY OF EXECUTIVE COMPENSATION

     The following table shows, for fiscal 1996, all compensation awarded to, earned by or paid to ChoicePoint's Chief Executive Officer and the four other most highly compensated executive officers of ChoicePoint (collectively, the "Named Officers"). All cash compensation was paid by Equifax and all stock compensation was in the form of Equifax Common Stock or options to purchase Equifax Common Stock.

                           SUMMARY COMPENSATION TABLE

                                   ANNUAL COMPENSATION                   LONG-TERM COMPENSATION
                          -------------------------------------   ------------------------------------
                                                                           AWARDS
                                                                  -------------------------   PAYOUTS
                                                     OTHER         RESTRICTED    SECURITIES   --------
NAME AND PRINCIPAL                                  ANNUAL           STOCK       UNDERLYING     LTIP        ALL OTHER
POSITION                   SALARY    BONUS(1)   COMPENSATION(2)   AWARDS(1)(3)   OPTIONS(#)   PAYOUTS    COMPENSATION(4)
------------------        --------   --------   ---------------   ------------   ----------   --------   ---------------
Derek V. Smith..........  $259,654   $259,654      $209,422         $120,246      125,000     $465,150       $4,950
  President and Chief
    Executive Officer
Dan H. Rocco............  $198,532   $158,825      $     --         $     --       50,000     $139,545       $4,950
  Executive Vice
    President
Douglas C. Curling......  $168,834   $148,219      $     --         $     --       50,000     $ 94,718       $4,950
  Executive Vice
    President, Chief
    Financial Officer
    and Treasurer
David T. Lee............  $143,000   $ 83,697      $     --         $     --        7,000     $     --       $4,719
  Senior Vice President
J. Michael de Janes.....  $ 96,061   $ 52,833      $     --         $     --        5,000     $     --       $3,161
  General Counsel and
    Assistant Secretary

---------------

(1) Represents an annual incentive award earned and paid in cash for performance in 1996. Participants in the Equifax executive incentive plan may elect to receive all or part of any cash bonus earned in the form of restricted stock, and all amounts earned above a designated percentage of salary are only awarded in the form of restricted stock.
(2) Includes for Mr. Smith a cash amount of $196,197, designated for satisfying certain income tax obligations due as a consequence of the vesting of restricted stock grants made to Mr. Smith in 1991. This tax assistance provision, which was included as part of the original terms of the grant, but discontinued in subsequent grants, enabled Mr. Smith to retain 100% of the shares earned rather than being required to dispose of a portion of these shares to satisfy income taxes due. Miscellaneous benefits such as financial planning services are also included under this column.
(3) Dividend income is paid on restricted stock at the same rate as paid to all Equifax shareholders. Value of restricted stock shown in table is as of the date of grant. As of December 31, 1996, total restricted stock awards outstanding and related fair market values were 35,548 shares and $1,088,658, respectively. Such restricted stock awards will vest as to 24,000 shares on December 31, 1998, 7,472 shares on January 25, 2000 and 4,076 shares on January 29, 2002. Mr. Smith is entitled to all dividends paid on the restricted stock, which dividends are currently $.0875 per share per quarter.
(4) Includes Equifax 401(k) Retirement Savings Plan matching contribution.

                                 OPTION GRANTS

     The following table shows all grants by Equifax of options to purchase Equifax Common Stock to the Named Officers during 1996. For a discussion of the treatment of Equifax stock options after the Spinoff, see "-- Compensation and Benefit Plans."

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                   INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                                 ------------------------------------------------------     VALUE AT ASSUMED
                                 NUMBER OF      PERCENT OF                                   RATES OF STOCK
                                 SECURITIES    TOTAL OPTIONS                               PRICE APPRECIATION
                                 UNDERLYING     GRANTED TO     EXERCISE OR                   FOR OPTION TERM
                                  OPTIONS      EMPLOYEES IN    BASE PRICE    EXPIRATION   ---------------------
NAME                             GRANTED(#)     FISCAL YEAR      ($/SH)         DATE         5%          10%
----                             ----------    -------------   -----------   ----------   ---------   ---------
Derek V. Smith.................     5,369(1)       0.25%         $18.63       1/31/06      $ 62,888    $159,370
                                   19,631(2)       0.90           18.63       1/31/06       229,941     582,719
                                   25,000(3)       1.14           22.35       1/31/06       199,704     648,961
                                   25,000(3)       1.14           24.21       1/31/06       153,129     602,386
                                   25,000(4)       1.14           26.08       1/31/06       106,579     555,836
                                   25,000(4)       1.14           27.94       1/31/06        60,004     509,261
Dan H. Rocco...................    10,000(3)       0.46%         $18.63       1/31/06      $117,132    $296,835
                                    5,341(5)       0.24           22.35       1/31/06        42,665     138,644
                                    4,659(6)       0.21           22.35       1/31/06        37,217     120,940
                                      369(1)       0.02           24.21       1/31/06         2,260       8,891
                                    9,631(7)       0.44           24.21       1/31/06        58,991     232,063
                                    2,466(4)       0.11           26.08       1/31/06        10,513      54,828
                                    7,534(4)       0.34           26.08       1/31/06        32,119     167,507
                                   10,000(4)       0.46           27.94       1/31/06        24,002     203,705
Douglas C. Curling.............    10,000(3)       0.46%         $18.63       1/31/06      $117,132    $296,835
                                    5,341(5)       0.24           22.35       1/31/06        42,665     138,664
                                    4,659(6)       0.21           22.35       1/31/06        37,217     120,940
                                      369(1)       0.02           24.21       1/31/06         2,260       8,891
                                    9,631(7)       0.44           24.21       1/31/06        58,991     232,063
                                    2,684(4)       0.12           26.08       1/31/06        11,442      59,675
                                    7,316(4)       0.33           26.08       1/31/06        31,189     162,660
                                   10,000(4)       0.46           27.94       1/31/06        24,002     203,705
David T. Lee...................     7,000(3)       0.32%         $18.63       1/31/06      $ 81,992    $207,784
J. Michael de Janes............     5,000(3)       0.23%         $18.63       1/31/06      $ 58,566    $148,417


---------------

(1) Vest 100% on fourth anniversary of date of grant.
(2) Vest in increments of 6,250 each on the first through the third anniversary of date of grant and in an increment of 881 on the fourth anniversary of date of grant.
(3) Vest 25% on the first through the fourth anniversary of date of grant.
(4) Vested 100% on date of grant.
(5) Vest in increments of 947 each on the first through the third anniversary of date of grant and in an increment of 2,500 on the fourth anniversary of date of grant.
(6) Vest 33 1/3% on the first through the third anniversary of date of grant.
(7) Vest in increments of 2,500 each on the first through the third anniversary of date of grant and in an increment of 2,131 on the fourth anniversary of date of grant.

OPTION EXERCISES

     The following table shows all exercises of options to purchase Equifax Common Stock by the Named Officers during 1996:

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                           NUMBER OF SECURITIES
                                                                UNDERLYING               VALUE OF UNEXERCISED
                                                            UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS AT
                                 SHARES                    AT FISCAL YEAR-END(#)          FISCAL YEAR-END(1)
                               ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                           EXERCISE(#)   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                           -----------   --------   -----------   -------------   -----------   -------------
Derek V. Smith...............        --      $    --      127,000        138,000      $1,714,738     $1,745,863
Dan H. Rocco.................        --           --       42,750         44,250         537,979        518,448
Douglas C. Curling...........     5,900       77,531       22,500         43,900         113,151        511,208
David T. Lee.................        --           --       18,400         14,600         383,075        219,038
J. Michael de Janes..........        --           --        4,800         10,400          91,519        152,994

---------------

(1) Value of unexercised options equals the fair market value per share of Equifax Common Stock as of December 31, 1996, less the exercise price, multiplied by the number of shares underlying the stock options. The fair market value of a share of Equifax Common Stock as of December 31, 1996, was $30 5/8.

LONG-TERM INCENTIVE COMPENSATION PLAN AWARDS

     The following table provides information concerning awards to the Named Officers under Equifax's 1988 Performance Share Plan for Officers (the "Performance Share Plan"), each of which awards will, after the Spinoff, be converted into the right to receive ChoicePoint restricted stock. Each unit under the Performance Share Plan, when awarded in 1996, represented the right, subject to certain conditions set forth in the Performance Share Plan, to receive one share of Equifax Common Stock or its cash equivalent (up to 50% of total units awarded), plus cash representing dividends. Payments of awards are tied to achieving specified levels of return on equity, growth in earnings per share and stock price appreciation, as well as achievement of other specified financial performance targets. The target amount will be earned if 100% of targeted goals are achieved. If targeted goals are not met or are exceeded, the award will be reduced or increased proportionately.

     As a result of the Spinoff, each outstanding performance share award held by ChoicePoint employees under the Performance Share Plan and granted to them in 1996 or 1997 will be converted into shares of ChoicePoint restricted stock under the ChoicePoint Inc. 1997 Omnibus Stock Incentive Plan. Payment will be made at the end of the relevant performance measurement periods. The ChoicePoint restricted stock will retain similar compensation opportunities, deliver compensation on approximately the same schedule and contain performance criteria similar to the Performance Share Plan for the relevant performance measurement periods. The number of shares of ChoicePoint restricted stock awarded will be based upon the price of Equifax Common Stock as of the Mail Date and ChoicePoint Common Stock the day after the Mail Date.

            LONG-TERM INCENTIVE PLANS -- AWARDS FOR LAST FISCAL YEAR

                                               PERFORMANCE     ESTIMATED FUTURE PAYOUTS OF THE CHOICEPOINT
                                                 OR OTHER              RESTRICTED STOCK GRANTS(1)
                                               PERIOD UNTIL   ---------------------------------------------
                                                MATURATION      THRESHOLD        TARGET          MAXIMUM
NAME                                            OR PAYOUT     (# OF SHARES)   (# OF SHARES)   (# OF SHARES)
----                                           ------------   -------------   -------------   -------------
Derek V. Smith...............................    12/31/98        29,859          37,406          52,500
Dan H. Rocco.................................    12/31/98        11,944          14,963          21,000
Douglas C. Curling...........................    12/31/98        11,944          14,963          21,000

---------------

(1) The estimated number of shares of ChoicePoint restricted stock to be granted is based on assumed per share prices of Equifax Common Stock of $35 and ChoicePoint Common Stock of $20.

COMPENSATION AND BENEFIT PLANS

     The Company has adopted the ChoicePoint 1997 Omnibus Stock Incentive Plan (the "Omnibus Plan"), which is intended to attract and retain directors, officers and key employees. The Omnibus Plan authorizes grants of stock options, stock appreciation rights, restricted stock, deferred shares, performance shares and performance units totaling four million shares of ChoicePoint Common Stock (subject to adjustment for subsequent stock splits, stock dividends and in certain other circumstances). Except as set forth below, ChoicePoint Employees will retain their vested options to purchase Equifax Common Stock under various Equifax equity-based compensation plans. Although they will forfeit the unvested Equifax stock options, they will receive options to purchase ChoicePoint Common Stock. Certain senior officers of ChoicePoint will be permitted to choose either to retain vested Equifax stock options or have their vested Equifax stock options replaced with ChoicePoint stock options in amounts and at exercise prices intended to preserve the economic benefit inherent in the Equifax stock options at such time.

     ChoicePoint has also adopted annual bonus plans for eligible employees that provide for the payment of annual cash bonuses following the close of each fiscal year based upon the achievement of specified objective performance goals. The Compensation Committee of the Board of Directors of ChoicePoint will approve the bonus plans with respect to the executive officers of ChoicePoint.

     Equifax has historically maintained deferred compensation plans for certain of its employees. These plans are not qualified for federal tax purposes and are not "funded" within the meaning of the Employee Retirement Income Security Act of 1974. With the consent of the affected employees, ChoicePoint, rather than Equifax, will provide the benefits related to past deferrals made by ChoicePoint employees under certain of these plans. The Company has implemented a new deferred compensation plan that will allow certain ChoicePoint employees to: (a) defer all or a portion of their annual salary and bonus payouts; (b) make contributions in excess of 401(k) contribution limitations for "highly compensated" employees; and (c) receive additional employer contributions as a supplement to the 401(k) Profit Sharing Plan. A participant's deferred compensation will be invested in one or more hypothetical investment funds selected by the participant and the plan.

     ChoicePoint has adopted a 401(k) Profit Sharing Plan, under which eligible Company employees may contribute up to 16% of their compensation. ChoicePoint will make minimum matching contributions in the form of ChoicePoint Common Stock equal to 25% of employee contributions up to the first 6% of an employee's contributions. Employee contributions will be invested in one of the available investment funds, including a ChoicePoint stock fund. Matching contributions will be invested in the ChoicePoint stock fund. ChoicePoint may make additional contributions based on achievement of targeted performance levels.

     Assets of Equifax's 401(k) Retirement Savings Plan that are attributable to the accounts of ChoicePoint employees will be transferred to ChoicePoint's 401(k) Profit Sharing Plan and will be held for the benefit of these employees. ChoicePoint employees may direct that their investment in the Equifax stock fund be retained or be liquidated and the proceeds invested in a ChoicePoint stock fund or any other available investment funds.


     ChoicePoint intends to establish two grantor trusts to which the Company will transfer cash with the intention of purchasing approximately 325,000 shares of ChoicePoint Common Stock for distribution under its various compensation and benefit plans. The purchase of such shares by these trusts will occur as soon as reasonably practicable after the Spinoff.


DIRECTOR COMPENSATION

     Directors who are salaried employees of ChoicePoint will receive no additional compensation for services as a director or as a member of a committee of the Board of Directors. Each director who is not a ChoicePoint salaried officer or employee shall be compensated as follows. The Chairman of the Board of Directors will be paid an annual fee of $30,000 for services as a director and an additional fee of $2,500 for attendance at each meeting of the Board of Directors or a committee thereof. Each other director will be paid an annual fee of $15,000 for services as a director and an additional fee of $1,000 for attendance at each meeting of the Board of Directors and $1,000 ($2,500 if Committee Chairman) for attendance at each committee meeting. In addition, each non-employee director, upon initial election to the Board of Directors, will receive a one-time grant of restricted ChoicePoint Common Stock with a market value of $25,000, which will vest after 36 months or upon death or retirement from the Board of Directors, whichever occurs first. Non-employee directors will also receive annual stock option awards of 3,000 shares of ChoicePoint Common Stock, and the Chairman of the Board of Directors will receive annual stock option awards of 5,000 shares. The stock option awards will vest after 24 months or upon death or retirement from the Board of Directors, whichever occurs first. Restricted stock and stock option awards will be issued under the Omnibus Plan.


EMPLOYMENT AND COMPENSATION AGREEMENTS



     The Company intends to enter into employment agreements with all of its executive officers prior to the Effective Time. The employment agreements are expected to contain change in control provisions, which will provide for severance pay and certain other benefits in the event that a change in control of the Company occurs. Each change in control provision will have an initial term of up to five years and will be renewable for an additional period of time and effective only in the event any such executive officer's employment with the Company is terminated within five years from the date of a change in control of the Company. A "change in control" will be defined in the employment agreements generally to include the acquisition by an entity, or a group of entities acting in concert, of more than fifty percent of the shares of outstanding stock of any class of voting stock of the Company, and other specified events. In such event, upon termination of the executive's employment within five years after the date of a change in control, the executive will be entitled to severance pay and certain other benefits, unless such termination: (i) occurs as a result of the executive's death; (ii) is effected by the Company for "Cause" or "Disability" (as defined in the employment agreements); or (iii) is effected by the executive for reasons other than a "Good Reason" (as defined in the employment agreements). The severance payment will be based upon annual compensation, multiplied by a factor not to exceed three, plus payments for other benefits.



     Equifax currently has a Compensation Agreement with Mr. Rocco which entitles Mr. Rocco to annual base compensation of not less than $200,000 and total compensation of not less than $225,000. The Compensation Agreement provides for deferred benefit payments to Mr. Rocco and his participation in all employee benefit plans of Equifax. Pursuant to the agreement, subject to certain limitations and employment conditions, if Mr. Rocco remains continuously employed by the Company for three years after January 1, 1996, Mr. Rocco would be entitled to severance benefits in a lump sum of $150,000. The Company intends to become a successor to such agreement or to enter into a new employment agreement with Mr. Rocco upon the Spinoff.

                  ARRANGEMENTS BETWEEN EQUIFAX AND CHOICEPOINT
                            RELATING TO THE SPINOFF

     Equifax and ChoicePoint have entered into or expect to enter into the agreements described in this section to facilitate an orderly transition in connection with establishing ChoicePoint as an independent company. The agreements summarized below have been filed as exhibits to a Registration Statement on Form S-1 (the "Registration Statement") filed under the Securities Act. The following descriptions include a summary of all material terms of such agreements but are qualified in their entirety by reference to the filed agreements.

DISTRIBUTION AGREEMENT

     The Distribution Agreement provides for, among other things, the principal corporate transactions required to effect the Spinoff, the conditions that must be satisfied prior to the Mail Date and the allocation between ChoicePoint and Equifax of certain assets and liabilities. The Distribution Agreement also contemplates the execution by the parties of the following Additional Agreements that address particular matters related to the Spinoff: the Employee Benefits Agreement, the Transition Support Agreement, the Intercompany Information Services Agreement, the Real Estate Agreements, the Tax Sharing and Indemnification Agreement, the Intellectual Property Agreement and the CUE UK Agreements. In the event of a conflict between the terms of the Distribution Agreement and the terms of an Additional Agreement, the terms of the Additional Agreement will govern.

     Reorganization. The Distribution Agreement sets forth the following corporate transactions to be accomplished at or before the Effective Time:

        (i) Equifax will contribute to ChoicePoint all of the issued and outstanding capital stock of the wholly-owned Equifax subsidiaries that comprise the Insurance Services Group operations, which include Osborn Labs, Equifax Services and Government and Special Systems in exchange for a number of shares of ChoicePoint Common Stock that, when combined with the shares of ChoicePoint Common Stock already owned by Equifax, will equal the number of shares of Equifax Common Stock issued and outstanding on the Record Date divided by ten (excluding those shares held by certain grantor trusts of Equifax, which will not receive ChoicePoint Common Stock pursuant to the Spinoff);

        (ii) Equifax will transfer to ChoicePoint substantially all the assets and substantially all the liabilities of CUE UK, the insurance services division of Equifax's United Kingdom operations; and

        (iii) Immediately following the transactions described in items (i) and
     (ii) above, ChoicePoint will transfer all of the issued and outstanding shares of capital stock of Osborn Labs and Government and Special Systems to Equifax Services.


     Distribution. On or before the Mail Date, Equifax will deliver to the Distribution Agent a certificate or certificates representing all of the then outstanding shares of ChoicePoint Common Stock held by Equifax, and will instruct the Distribution Agent to distribute to each holder of record of Equifax Common Stock on the Record Date (except for certain grantor trusts of Equifax, which will not receive ChoicePoint Common Stock pursuant to the Spinoff) one share of ChoicePoint Common Stock for each ten shares of Equifax Common Stock so held, either by crediting the holder's brokerage account or delivering a certificate or certificates representing such shares.


     Fractional Shares. The Distribution Agent will not distribute any fractional shares of ChoicePoint Common Stock to any holder of Equifax Common Stock. The Distribution Agent will aggregate all fractional shares and sell them in an orderly manner in the open market after the Mail Date. After completion of such sales, the Distribution Agent will distribute a pro rata portion of the proceeds from such sales, based upon the average gross selling price of all such ChoicePoint Common Stock, to each holder of Equifax Common Stock who would otherwise have received a fractional share of ChoicePoint Common Stock.

     Effective Time. The Distribution Agreement provides that the transfer by Equifax of the stock, assets and liabilities of its Insurance Services Group to ChoicePoint will be effective as of the Effective Time and that the insurance services business will be operated for the sole benefit of ChoicePoint and its public shareholders after the Effective Time.


     Satisfaction of Conditions. Equifax's Board of Directors has the sole discretion to establish the Record Date, the Mail Date and any appropriate procedures in connection with the Spinoff. The Spinoff will not occur unless the following conditions have been satisfied: (i) all necessary regulatory approvals have been received; (ii) the Registration Statement has become effective under the Securities Act; (iii) ChoicePoint's Board of Directors has been elected by Equifax, as sole shareholder of ChoicePoint, and the ChoicePoint Articles of Incorporation and Bylaws are in effect; (iv) ChoicePoint Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance; (v) Equifax has received a favorable ruling from the IRS that the distribution of ChoicePoint Common Stock will generally not be taxable to Equifax or its shareholders, except for cash received for fractional shares;
(vi) ChoicePoint has entered into the Credit Facility; and (vii) no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Spinoff shall be in effect.


     Allocation of Assets and Liabilities. The Distribution Agreement provides that the following will become exclusively the assets of ChoicePoint at or prior to the Effective Time: (i) the capital stock of Osborn Labs, Government and Special Systems and Equifax Services; and (ii) any assets that (a) are owned of record or held in the name of ChoicePoint as of the Effective Time, (b) are treated for internal financial reporting purposes of Equifax prior to the Effective Time as owned by ChoicePoint, and (c) at the Effective Time are used exclusively by ChoicePoint (collectively, the "ChoicePoint Assets"). Equifax has agreed to transfer all of its right, title and interest in the ChoicePoint Assets to ChoicePoint. All assets of Equifax other than the ChoicePoint Assets will remain exclusively the assets of Equifax. ChoicePoint has agreed to transfer to Equifax all right, title and interest to any assets that are not ChoicePoint Assets.


     The Distribution Agreement further provides generally that any liabilities of the Insurance Services Group, including, without limitation, liabilities: (i) of ChoicePoint arising under the Distribution Agreement or any Additional Agreement; (ii) incurred in connection with the conduct or operation of ChoicePoint's business (including any acquired businesses) or the ownership or use by ChoicePoint of its assets, whether arising before, at or after the Effective Time; (iii) arising under or in connection with the Registration Statement, except to the extent such liabilities arise out of or are based upon information included in the section of the Registration Statement entitled "Equifax Inc."; (iv) set forth on the balance sheet of the Insurance Services Group of Equifax as of the Effective Time (the "ISG Balance Sheet"); (v) of Equifax or ChoicePoint relating to any business formerly owned or operated by ChoicePoint or arising out of the sale thereof; (vi) assumed by ChoicePoint in connection with its purchase of CUE UK; (vii) under a certain Equifax discretionary line of credit in the amount of $29.0 million; and (viii) relating to the acquisition by the Insurance Services Group of any business prior to the Effective Time, except to the extent such liabilities arise out of the issuance of securities of Equifax in any such acquisition (collectively, the "ChoicePoint Liabilities") will become exclusively the liabilities of ChoicePoint as of the Effective Time. All liabilities of Equifax, other than the ChoicePoint Liabilities, will remain exclusively the liabilities of Equifax (collectively, the "Equifax Liabilities").



     Intercompany accounts. On or before the Mail Date, Equifax will deliver to ChoicePoint a preliminary ISG Balance Sheet setting forth estimates of all intercompany account balances between Equifax and ChoicePoint as of the Effective Time, and ChoicePoint shall pay all estimated account balances on the Mail Date. Within 30 business days after the Effective Time, Equifax will deliver to ChoicePoint a final ISG Balance Sheet setting forth final intercompany account balances between Equifax and ChoicePoint as of the Effective Time, and either Equifax or ChoicePoint, as the case may be, will pay to the other the difference between the estimated account balances and the final account balances.


     Payments Received. From and after the Effective Time, both Equifax and ChoicePoint will promptly transfer to the other, from time to time, any property received that is an asset of the other. Funds received by one upon the payment of accounts receivable that belong to the other will be transferred to the other by wire transfer not more than five business days after receipt of such payment.

     Amendments; Further Assurances. The Distribution Agreement may only be amended or rights thereunder waived by an instrument signed by the party to be charged with the amendment or waiver. Equifax and ChoicePoint will use their reasonable efforts to: (i) execute and deliver such further instruments and documents and take such actions as the other party may reasonably request in order to effectuate the purposes of the Distribution Agreement and the Additional Agreements and their terms; and (ii) take all actions and do all things reasonably necessary under applicable laws and agreements or otherwise to consummate and make effective the transactions contemplated by the Distribution Agreement and the Additional Agreements.

     No Representations or Warranties. Except as stated in the Distribution Agreement or an Additional Agreement, no party to such agreements or any other agreement or document contemplated by the Distribution Agreement or any Additional Agreement has or shall be deemed to have made any representation or warranty as to: (i) the assets, businesses or liabilities retained, transferred or assumed as contemplated thereby; (ii) any consents or approvals required in connection with the transfer or assumption by such party of any asset or liability contemplated by the Distribution Agreement; (iii) the value or freedom from any lien, claim, equity or other encumbrance of, or any other matter concerning, any assets of such party; or (iv) the absence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of any party. Except as may expressly be set forth in the Distribution Agreement or an Additional Agreement, all such assets were, or are being, transferred, or are being retained, on an "as is," "where is" basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee a title that is free and clear of any lien, claim, equity or other encumbrance.

     Dispute Resolution. Except as specifically provided in an Additional Agreement, any disputes arising from or in connection with the Distribution Agreement or any Additional Agreement must be resolved in accordance with the dispute resolution procedures set forth in the Distribution Agreement.

     Insurance. ChoicePoint will use its best efforts to procure and maintain directors' and officers' liability insurance coverage at least equal to the amount of Equifax's current directors' and officers' insurance coverage with respect to directors and officers of Equifax who will become directors and officers of ChoicePoint as of the Mail Date for acts as directors and officers of ChoicePoint for periods from and after the Mail Date. Equifax has agreed to use its best efforts to maintain directors' and officers' liability insurance coverage at least equal to the amount of Equifax's current directors' and officers' liability insurance coverage for a period of five years with respect to the directors and officers of Equifax who will become directors and officers of ChoicePoint as of the Mail Date for acts as directors and officers of Equifax or one of its affiliates during periods prior to the Mail Date.

     Employee Matters. Unless otherwise agreed to by Equifax and ChoicePoint, no employees who previously provided services for both Equifax and ChoicePoint will become employees of ChoicePoint after the Effective Time.

     Guaranteed Liabilities. ChoicePoint will use all reasonable efforts (excluding payment of money) to obtain as promptly as practicable after the Mail Date the release of Equifax from its obligations with respect to the ChoicePoint Liabilities on which Equifax is an obligor by reason of any guarantee or contractual commitment (the "Guaranteed ChoicePoint Liabilities"). In no event shall ChoicePoint extend the term of any Guaranteed ChoicePoint Liabilities (such as by exercising an option to renew a lease) or modify any such Guaranteed ChoicePoint Liability in any way that would increase the liability guaranteed thereunder unless the guarantee of Equifax is released as to any extended or released liability of obligations under such Guaranteed ChoicePoint Liabilities or Equifax otherwise consents in writing. In the event that Equifax is required to pay any Guaranteed ChoicePoint Liabilities, Equifax will be entitled to all the rights of the payee in any property of ChoicePoint pledged as security for such Guaranteed ChoicePoint Liabilities. Equifax will use all reasonable efforts (excluding payment of money) to obtain as promptly as practicable after the Mail Date the release of ChoicePoint from its obligations with respect to the Equifax Liabilities on which ChoicePoint is an obligor by reason of any guarantee or contractual commitment (the "Guaranteed Equifax Liabilities"). In no event shall Equifax extend the term of any Guaranteed Equifax Liabilities (such as by exercising an option to renew a lease) unless the guarantee of ChoicePoint is released as to any future obligations under such Guaranteed Equifax Liabilities or ChoicePoint otherwise agrees in writing. In the event that ChoicePoint is required to pay any Guaranteed Equifax Liabilities, ChoicePoint will be entitled to all the rights of the payee in any property of Equifax pledged as security for such Guaranteed Equifax Liabilities.


     Cross Indemnification. At and after the Mail Date, ChoicePoint will indemnify, defend and hold harmless Equifax and its directors, officers, employees and agents (the "Equifax Indemnitees") from and against any and all damage, loss, liability and expense (including, without limitation, reasonable expenses of investigation and reasonable attorneys' fees and expenses in connection with any and all actions or threatened actions) (collectively, the "Indemnifiable Losses") incurred or suffered by any of the Equifax Indemnitees and arising out of, or due to: (i) the failure of ChoicePoint to pay, perform or otherwise discharge, any of the ChoicePoint Liabilities; and (ii) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, the preliminary or final Prospectus, or any amendment or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (other than information provided by Equifax contained in the section entitled "Equifax Inc." of the preliminary or final Registration Statement, the preliminary or final Prospectus or any amendment or supplement thereto). At and after the Mail Date, Equifax will indemnify, defend and hold harmless ChoicePoint and its directors, officers, employees and agents (the "ChoicePoint Indemnitees") from and against any and all Indemnifiable Losses incurred or suffered by any of the ChoicePoint Indemnitees and arising out of, or due to: (i) the failure of Equifax to pay, perform or otherwise discharge, any of the Equifax Liabilities; and (ii) any untrue statement or alleged untrue statement of any material fact contained in the section entitled "Equifax Inc." of the preliminary or final Registration Statement, the preliminary or final Prospectus, or any amendment or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading. In circumstances in which the indemnity is unavailable or insufficient, for any reason, to hold harmless an indemnified party in respect of any Indemnifiable Losses, each indemnifying party, in order to provide for just and equitable contribution, will contribute to the amount paid or payable by such indemnified party as a result of such Indemnifiable Losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party or parties on the one hand and the indemnified party on the other in connection with the statements or omissions or alleged statements or omissions that resulted in such Indemnifiable Losses, as well as any other relevant equitable considerations.


     Other Expenses of the Spinoff. The Distribution Agreement provides that all costs and expenses incurred in connection with the consummation of the Spinoff and the transactions contemplated thereby and in connection with the preparation, execution, delivery and implementation of the Distribution Agreement and the Additional Agreements will be paid by Equifax. Equifax will pay the legal, filing, accounting, printing and other expenses incurred in connection with the preparation, printing and filing of the Registration Statement.

EMPLOYEE BENEFITS AGREEMENT

     ChoicePoint and Equifax have entered into an agreement that provides for the transition of employee plans or programs sponsored by Equifax for its employees who will become employed by ChoicePoint (the "ChoicePoint Employees"). In the case of certain retiree medical and death benefits, the Employee Benefits Agreement also applies to specified former employees of Equifax subsidiaries that will become ChoicePoint subsidiaries. Under the Employee Benefits Agreement, ChoicePoint is liable for providing specified welfare and retirement benefits to salaried ChoicePoint Employees at and after July 1, 1997. These benefits include medical and dental benefits, flexible spending accounts covering health care and dependent care expenses, life and accident insurance plans, a before-tax premium plan (which allows employees to pay for medical, dental and certain other benefit premiums on a before-tax basis), a 401(k) plan, and policies covering vacations, holidays, sick leave and short-term disability.

     ChoicePoint will not adopt a defined benefit retirement plan but will adopt a 401(k) Profit Sharing Plan. ChoicePoint will also provide a transition benefit to employees of ChoicePoint who have been participants in the Equifax defined benefit retirement plan. The benefit will consist of additional contributions based on prior service with Equifax to reduce the impact of the loss of future benefits from the Equifax defined benefit retirement plan. The present value of the future contributions for these transition benefits is approximately $13.0 million. To facilitate funding of these additional contributions, Equifax will make a capital contribution to ChoicePoint in the amount of $13.0 million and ChoicePoint's intercompany liability to Equifax will be reduced accordingly. ChoicePoint's 401(k) plan will receive a transfer of account balances from Equifax's 401(k) plan for the ChoicePoint Employees. A ChoicePoint stock account will be created under the 401(k) plans of both companies to hold the ChoicePoint Common Stock distributed with respect to the Equifax Common Stock held in the Equifax 401(k) plan prior to the Mail Date. ChoicePoint Employees who had participated in the Equifax Inc. Supplemental Executive Retirement Plan will be credited with an account under a ChoicePoint deferred compensation plan equal to the actuarial equivalent of the benefit accrued under the Equifax Inc. Supplemental Executive Retirement Plan, if they consent to the transfer of such benefit from Equifax to ChoicePoint. ChoicePoint Employees who were participants in other Equifax deferred compensation plans may consent to the transfer of such accounts from Equifax to ChoicePoint. Except as set forth below, ChoicePoint Employees will retain their vested options to purchase Equifax Common Stock under various Equifax equity-based compensation plans. Although they will forfeit their unvested Equifax stock options, they will receive options to purchase ChoicePoint Common Stock, adjusted to preserve the value of the forfeited Equifax stock options. Certain senior officers of ChoicePoint will be permitted to choose either to retain vested Equifax stock options or have their vested Equifax stock options replaced with ChoicePoint stock options in amounts and at exercise prices intended to preserve the economic benefit inherent in the Equifax stock options at such time. See "MANAGEMENT -- Summary of Executive Compensation."

TRANSITION SUPPORT AGREEMENT


     Pursuant to the Transition Support Agreement, following the Effective Time, Equifax has agreed to provide ChoicePoint with tax services, centralized accounting services, purchasing services, travel services, corporate information services, distribution database services, mailroom services, corporate financial systems and certain other services, and ChoicePoint has agreed to provide Equifax with certain services as agreed upon by Equifax and ChoicePoint prior to the Effective Time. The period during which Equifax and ChoicePoint are required to provide services to the other will vary depending upon the particular category of service, but in no event will any service be provided beyond 15 months from the Effective Time. Equifax and ChoicePoint will charge each other for services on a shared-cost basis consistent with current methods of allocating internal costs. Equifax and ChoicePoint will submit invoices to each other within 15 business days after the end of each month during the term of the Transition Support Agreement, and the invoice will be payable within five business days after the receipt thereof. Upon 60 days prior written notice, either ChoicePoint or Equifax may direct the other to discontinue any particular category of service provided under the Transition Support Agreement. The Transition Support Agreement may be terminated by mutual consent of the parties, by either party for a material uncured breach, the insolvency of either party, or the acquisition of either party by a competitor of the non-acquired party, but such termination will be applicable only with respect to services provided by the non-acquired party to the portion of the acquired party's business that has been affected by the change in control. The party receiving the services under the Transition Support Agreement will indemnify the party furnishing the services, subject to certain limitations, for losses resulting from the provider's furnishing or failure to furnish the services unless the party receiving the services commits willful misconduct or gross negligence. The party furnishing the services will indemnify the party receiving the services, subject to certain limitations, for losses resulting from its gross negligence in providing services.


INTERCOMPANY INFORMATION SERVICES AGREEMENT

     The Intercompany Information Services Agreement will state that each of Equifax and ChoicePoint will provide to the other certain data and products for utilization in their respective operations and, in some instances, the appointment by each of them of the other as a broker for certain of their respective products. The agreement will have a one-year renewable term and is subject to certain limitations as set forth in the Intellectual Property Agreement and the Transition Support Agreement. During the initial one-year term of the Intercompany Information Services Agreement, ChoicePoint and Equifax will purchase from, and supply to, each other certain information, including but not limited to, consumer credit information and drivers license and motor vehicle information, subject to certain exceptions. ChoicePoint and Equifax intend to enter into the Intercompany Information Services Agreement prior to the Effective Time.

REAL ESTATE AGREEMENTS

     As of the Effective Time, Equifax, ChoicePoint and Equifax Services will enter into various agreements relating to the lease, sublease and sharing of facilities (collectively, the "Real Estate Agreements"). Pursuant to the Real Estate Agreements, Equifax will sublease to Equifax Services a portion of Equifax's corporate headquarters and a portion of Equifax's principal data center. The sublease arrangements will generally provide for the pro rata allocation of rental and other occupancy costs based upon the square footage of the premises subleased by Equifax Services. Equifax will also grant to ChoicePoint an easement across property owned by Equifax that will permit ChoicePoint to connect certain of its data processing facilities to data processing equipment located at Equifax's principal data center. Following the Effective Time, Equifax and Equifax Services will continue to share a number of office facilities located throughout the United States. In those cases where the lease of the office facility is in the name of an Equifax company, that company will sublease a portion of the space in that facility to Equifax Services. Equifax Services will sublease to an Equifax company a portion of the space in those office facilities currently leased by an Equifax Services company. The provisions contained in such subleases will mirror the provisions of the underlying leases and be subject to the terms thereof. ChoicePoint intends to lease its principal office facilities in Alpharetta, Georgia from a third party.

TAX SHARING AND INDEMNIFICATION AGREEMENT

     ChoicePoint and Equifax have entered into a Tax Sharing and Indemnification Agreement to allocate federal, state, local and foreign tax liabilities between ChoicePoint and Equifax and their respective subsidiaries. Under the Tax Sharing and Indemnification Agreement, Equifax has agreed to pay and indemnify ChoicePoint for all taxes attributable to Equifax that are imposed for periods before and after the Effective Time (except to the extent described below).


     ChoicePoint has agreed to pay and indemnify Equifax for all taxes attributable to ChoicePoint that are imposed for periods before and after the Effective Time. ChoicePoint's post-Effective Time liability for certain pre-Effective Time taxes is, however, limited to an amount equal to $2.0 million (on an after tax basis), and Equifax will indemnify ChoicePoint for any liability in excess of that amount. Equifax will also indemnify ChoicePoint for any taxes incurred by ChoicePoint (plus a gross-up amount) caused solely by a breach by Equifax of any representation made by Equifax in connection with the IRS ruling request or contained in the Tax Sharing and Indemnification Agreement. In addition, ChoicePoint has agreed to indemnify Equifax for any taxes attributable to Equifax and any liability to Equifax's shareholders (plus a gross-up amount and certain related expenses) resulting from the failure of the Spinoff to qualify as a tax-free transaction where such failure is caused solely by the breach by ChoicePoint of a representation made in connection with the IRS ruling request or contained in the Tax Sharing and Indemnification Agreement. Where both Equifax and ChoicePoint are responsible for the breach (or each is responsible for a separate breach), or where such failure occurs notwithstanding the absence of a breach, ChoicePoint has agreed to indemnify Equifax for only a portion of such amounts.



     In the Tax Sharing and Indemnification Agreement, each of Equifax and ChoicePoint represents that it: (i) has not knowingly misstated or omitted a material fact in connection with Equifax obtaining the IRS ruling; (ii) is not currently engaged in any negotiations involving a transaction that, if consummated, would constitute a 50% acquisition; and (iii) will neither engage in negotiations nor consummate a business combination that constitutes such an acquisition. For this purpose a 50% acquisition includes an acquisition by one or more persons of fifty percent or more of the stock of either Equifax or ChoicePoint where the parties fail to prove that such acquisition is not part of the same overall plan or series of related transactions that includes the Spinoff and, as a result, tax is imposed on the nonacquired party under subsequently enacted legislation. Each of Equifax and ChoicePoint further represents that it has not and will not do anything that would cause the Spinoff to be taxable under United States federal or state income tax laws.



     ChoicePoint will prepare all tax returns due after the Spinoff where such returns relate exclusively to the property or operations of ChoicePoint. Equifax will prepare all other tax returns for taxable periods beginning before the Spinoff. ChoicePoint will have the opportunity to review certain of the tax returns prepared by Equifax prior to the time such returns are filed. Each party agrees to cooperate with the other in the preparation and filing of all tax returns.


     Equifax will be entitled to all refunds from any taxing authority with respect to any tax returns filed by Equifax, except that ChoicePoint will be entitled to all refunds to the extent the refund relates exclusively to property or operations of ChoicePoint and does not represent taxes attributable to ChoicePoint for which Equifax was required to indemnify ChoicePoint. ChoicePoint will be entitled to all refunds with respect to any tax returns filed by ChoicePoint.

     In general, tax controversies will be handled by the party having filing responsibility for the tax return to which the controversy relates. At a certain stage in the proceedings, ChoicePoint may assume control of a tax controversy that pertains solely to it.

INTELLECTUAL PROPERTY AGREEMENT

     The Intellectual Property Agreement addresses the allocation between Equifax and ChoicePoint of copyrights, trademarks, trade secrets and other intellectual property (the "Intellectual Property"). The agreement will provide that Equifax will transfer to ChoicePoint, without charge, title to any of the Intellectual Property used solely or primarily in the business of ChoicePoint, effective at the Effective Time. Equifax will retain title to any of the Intellectual Property it uses solely or primarily in its business. As of the Effective Time, each of ChoicePoint and Equifax will license to the other party those items of Intellectual Property it owns and the other party uses on a royalty free, non-exclusive basis, subject to certain limitations set forth in the Intellectual Property Agreement, the Intercompany Information Services Agreement and the Transition Support Agreement. Equifax and ChoicePoint will agree to cooperate with each other after the Effective Time to effect the purposes of the Intellectual Property Agreement and the related licenses granted by Equifax and ChoicePoint to each other.

     The Intellectual Property Agreement also states that Equifax will provide ChoicePoint, at Equifax's expense, with all rights to certain third party software and other intellectual property necessary for the continued operation of ChoicePoint's business ("Third Party Rights"). After the Effective Time, ChoicePoint will be responsible for on-going maintenance, support and upgrades associated with the continued use of the Third Party Rights at ChoicePoint's expense. Equifax and ChoicePoint will agree to cooperate after the Effective Time with the other party in the identification, negotiation, assignment and acquisition of Third Party Rights as may be reasonably necessary to effect the purpose of the Intellectual Property Agreement.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

     The current Chairman of the Board of Equifax, C.B. Rogers, Jr., will serve as Chairman of the Board of ChoicePoint for a transitional period after the Spinoff. In addition to Mr. Rogers, four of the other seven persons identified by Equifax to serve on the ChoicePoint Board of Directors currently serve on the Equifax Board of Directors. Three of those persons, however, will resign from the Equifax Board prior to the Spinoff. ChoicePoint and Equifax will therefore have two common Board members, including a common Chairman of the Board, for a transitional period. See "MANAGEMENT."

                BENEFICIAL OWNERSHIP OF CHOICEPOINT COMMON STOCK

     The following table sets forth certain information as of March 31, 1997 regarding the projected beneficial ownership of ChoicePoint Common Stock as a result of the Spinoff by: (i) each director of ChoicePoint; (ii) each Named Officer; and (iii) all of the directors and executive officers of ChoicePoint as a group. The Company is not aware of any person who will beneficially own more than five percent of the ChoicePoint Common Stock as of the Mail Date.


                                                                                  Projected Percentage of
                                                         Amount and Nature of     Outstanding ChoicePoint
               Name of Beneficial Owner                 Beneficial Ownership(1)       Common Stock(2)
               ------------------------                 -----------------------   -----------------------
Ron D. Barbaro........................................            1,908(3)                    *
Douglas C. Curling....................................           95,954(4)                    *
J. Michael de Janes...................................           14,083(5)                    *
James M. Denny........................................            1,250(6)                    *
Tinsley H. Irvin......................................            1,650(3)                    *
David T. Lee..........................................           42,582(7)                    *
Daniel W. McGlaughlin.................................           28,598(8)                    *
Julia B. North........................................            1,280(3)                    *
Dan H. Rocco..........................................          139,778(9)                    *
C. B. Rogers, Jr. ....................................          102,513(10)                   *
Derek V. Smith........................................          473,608(11)                 3.1%
Charles I. Story......................................            1,250(6)                    *
All directors and executive officers as a group (12
  persons)............................................          904,454(12)                 5.9%


---------------


 (1) According to SEC rules, a person is the "beneficial owner" of securities if he or she has or shares the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within 60 days through the exercise of an option, warrant or right, the conversion of a security or otherwise. To the knowledge of the Company, the indicated owners will have sole voting and investment power with respect to shares beneficially owned, except as otherwise noted. The ownership information presented above: (i) assumes that all of the vested Equifax stock options held by such beneficial owners are converted into ChoicePoint stock options; (ii) assumes Equifax stock options are converted into ChoicePoint stock options at a conversion factor of 1.75 based on a $35 per share price of Equifax Common Stock and a $20 per share price of ChoicePoint Common Stock; (iii) assumes that no Equifax stock options are exercised between March 31, 1997 and the Mail Date; and (iv) reflects the distribution ratio of one share of ChoicePoint Common Stock for every ten shares of Equifax Common Stock.

 (2) An asterisk indicates projected beneficial ownership of less than 1% of the ChoicePoint Common Stock.
 (3) Includes 1,250 restricted shares of ChoicePoint Common Stock awarded pursuant to the Omnibus Plan.
 (4) Includes 179 shares of ChoicePoint Common Stock owned through ChoicePoint's 401(k) Profit Sharing Plan and 56,875 shares of ChoicePoint Common Stock subject to ChoicePoint stock options exercisable on or within 60 days after the Mail Date and 38,500 shares of restricted ChoicePoint Common Stock awarded pursuant to the Omnibus Plan.
 (5) Includes 345 shares of ChoicePoint Common Stock owned through ChoicePoint's 401(k) Profit Sharing Plan, 13,738 shares of ChoicePoint Common Stock subject to ChoicePoint stock options exercisable on or within 60 days after the Mail Date.
 (6) Represents restricted shares of ChoicePoint Common Stock awarded pursuant to the Omnibus Plan.
 (7) Includes 296 shares of ChoicePoint Common Stock owned through ChoicePoint's 401(k) Profit Sharing Plan and 42,000 shares of ChoicePoint Common Stock subject to ChoicePoint stock options exercisable on or within 60 days after the Mail Date.
 (8) Includes 404 shares of ChoicePoint Common Stock owned through Equifax's 401(k) Retirement Savings Plan and 1,250 restricted shares of ChoicePoint Common Stock awarded pursuant to the Omnibus Plan.

 (9) Includes 415 shares of ChoicePoint Common Stock owned through ChoicePoint's 401(k) Profit Sharing Plan and 100,188 shares of ChoicePoint Common Stock subject to ChoicePoint stock options exercisable on or within 60 days after the Mail Date and 38,500 shares of restricted ChoicePoint Common Stock awarded pursuant to the Omnibus Plan.
(10) Includes 1,492 shares of ChoicePoint Common Stock owned through Equifax's 401(k) Retirement Savings Plan and 1,250 restricted shares of ChoicePoint Common Stock awarded pursuant to the ChoicePoint Restricted Stock Plan.
(11) Includes: (i) 569 shares of ChoicePoint Common Stock owned through ChoicePoint's 401(k) Profit Sharing Plan; (ii) 302,313 shares of ChoicePoint Common Stock subject to ChoicePoint stock options exercisable on or within 60 days after the Mail Date; (iii) 62,209 restricted shares of ChoicePoint Common Stock acquired upon an assumed conversion of 35,548 restricted shares of Equifax Common Stock on the Mail Date; and (iv) 101,500 shares of restricted ChoicePoint Common Stock awarded pursuant to the Omnibus Plan.
(12) Includes: (i) 1,804 shares of ChoicePoint Common Stock owned through ChoicePoint's 401(k) Profit Sharing Plan; (ii) 1,896 shares of ChoicePoint Common Stock owned through Equifax's 401(k) Retirement Savings Plan; (iii) 515,114 shares of ChoicePoint Common Stock subject to ChoicePoint stock options exercisable on or within 60 days after the Mail Date; and (iv) 251,792 restricted shares of ChoicePoint Common Stock.

                       BENEFICIAL OWNERSHIP OF MANAGEMENT

     Equifax currently owns all of the outstanding shares of ChoicePoint Common Stock. For information with respect to the number of shares of ChoicePoint Common Stock expected to be beneficially owned immediately following the Spinoff by (i) the persons expected to be ChoicePoint directors and (ii) the executive officers of ChoicePoint named under "MANAGEMENT -- Summary of Executive Compensation," see the table set forth under "BENEFICIAL OWNERSHIP OF CHOICEPOINT COMMON STOCK."

                          DESCRIPTION OF CAPITAL STOCK

INTRODUCTION

     ChoicePoint presently expects that it will have the following capital stock authorization and terms and anti-takeover provisions in place at the Effective Time.


     The authorized capital stock of ChoicePoint consists of 100 million shares of ChoicePoint Common Stock, par value $.10 per share, and ten million shares of Preferred Stock, par value $.01 per share.


     As a result of the Spinoff, there are expected to be approximately 14,700,000 shares of ChoicePoint Common Stock outstanding held by approximately 8,800 holders of record. No shares of Preferred Stock have been issued by ChoicePoint and no shares of Preferred Stock will be issued in the Spinoff.

CHOICEPOINT COMMON STOCK


     Subject to all of the rights of the Preferred Stock as expressly provided for in the ChoicePoint Articles of Incorporation (the "ChoicePoint Articles"), by operation of law or by the Board of Directors pursuant to the ChoicePoint Articles, holders of ChoicePoint Common Stock are entitled to: (i) one vote per share on all matters required to be voted on by shareholders, including the election of directors; (ii) such dividends as may be declared or set apart for payment from assets or funds legally available therefor; and (iii) in the event of liquidation, dissolution or winding-up of ChoicePoint, a pro rata distribution of the net assets of ChoicePoint available for distribution in accordance with their respective rights and interests. The ChoicePoint Articles do not provide for cumulative voting in the election of directors. Additionally, the holders of ChoicePoint Common Stock have no preemptive, conversion or other subscription rights and there are no redemption or sinking fund provisions applicable to the ChoicePoint Common Stock.


PREFERRED STOCK

     The ChoicePoint Articles provide that ChoicePoint may issue up to ten million shares of Preferred Stock, par value $.01 per share. The ChoicePoint Articles further provide that in accordance with the provisions of the Georgia Business Corporation Code ("GBCC"), the Board of Directors of the Corporation may determine the preferences, limitations, and relative rights of (i) any class of shares before the issuance of any shares of that class or (ii) one or more series within a class, and designate the number of shares within that series, before the issuance of any shares of that series.

     No shares of Preferred Stock are currently designated, and there is no current plan to designate or issue any class or series of Preferred Stock. However, because the terms of the Preferred Stock may be fixed by the ChoicePoint Board of Directors without shareholder action, Preferred Stock could be issued quickly with terms calculated to defeat a proposed takeover of ChoicePoint or to make the removal of management of ChoicePoint more difficult. In addition, the issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of ChoicePoint Common Stock. In certain circumstances, the aforementioned factors could have the effect of decreasing the market price of the ChoicePoint Common Stock. See "RISK FACTORS -- Certain Anti-Takeover Provisions" and " -- Shareholder Rights Plan."

CERTAIN ANTI-TAKEOVER PROVISIONS OF GEORGIA LAW AND THE CHOICEPOINT ARTICLES AND BYLAWS

     The summary of certain provisions of the ChoicePoint Articles and Bylaws set forth below is subject to and qualified in its entirety by reference to the ChoicePoint Articles and Bylaws. Certain provisions of Georgia law and the ChoicePoint Articles and Bylaws are described elsewhere in this Prospectus.

  Provisions of Georgia Law

     Unless otherwise provided by the articles of incorporation or bylaws or by resolution of the Board of Directors (by conditioning its submission of a proposed merger or share exchange), the GBCC generally requires the affirmative vote of a majority of all votes entitled to be cast, by all shares entitled to vote, voting as a single class, to approve mergers and share exchanges. Shareholders of the corporation surviving a merger need not approve a merger if: (i) the articles of incorporation of the surviving corporation will not differ from its articles before the merger; (ii) each share of stock of the surviving corporation outstanding immediately before the effective date of the merger is to be an identical outstanding or reacquired share immediately after the merger; and (iii) the number and kind of shares outstanding immediately after the merger, plus the number and kind of shares issuable as a result of the merger and by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed the total number and kind of shares of the surviving corporation authorized by its articles of incorporation immediately before the merger. The ChoicePoint Bylaws do not contain a provision which alters the GBCC voting requirements with respect to mergers.

     ChoicePoint has elected to be covered by two provisions of the GBCC that restrict business combinations with interested shareholders: the Business Combinations Provision (as defined herein) and the Fair Price Provision (as defined herein). These provisions do not apply to a Georgia corporation unless its bylaws specifically make the statute applicable, and once adopted, in addition to any other vote required by the corporation's articles of incorporation or bylaws to amend the bylaws, such a bylaw may be repealed only by the affirmative vote of at least two-thirds of the continuing directors and a majority of the votes entitled to be cast by the voting shares of such corporation, other than shares beneficially owned by an interested shareholder and, with the respect to the Fair Price Provision, his, her or its associates and affiliates.

     Interested Shareholders Transactions. The provisions of the GBCC concerning "Business Combinations with Interested Shareholders" (the "Business Combinations Provision") generally prohibits certain "resident domestic [Georgia] corporations" from entering into certain business combination transactions with any "interested shareholder" (generally defined as any person other than the corporation or its subsidiaries beneficially owning at least 10% of the outstanding voting stock of the corporation) for a period of five years from the date that person became an interested shareholder, unless: (i) prior to becoming an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction by which the shareholder became an interested shareholder; (ii) in the transaction in which the shareholder became an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the voting stock outstanding (excluding, for purposes of determining the number of shares outstanding, "Insider Shares," as defined below) at the time the transaction commenced; or
(iii) subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in the interested shareholder being the beneficial owner of at least 90% of the outstanding voting shares (excluding, for purposes of determining the number of shares outstanding, Insider Shares) and the transaction was approved at an annual or special meeting of shareholders by the holders of a majority of the voting stock entitled to vote thereon (excluding from such vote, Insider Shares and voting stock beneficially owned by the interested shareholder). For purposes of the Business Combinations Provision, Insider Shares refers generally to shares owned by: (a) persons who are directors or officers of the corporation, their affiliates, or associates;
(b) subsidiaries of the corporation; and (c) any employee stock plan under which participants do not have the right (as determined exclusively by reference to the terms of such plan and any trust which is part of such plan) to determine confidentially the extent to which shares held under such plan will be tendered in a tender or exchange offer. A Georgia corporation's bylaws must specify that all requirements of the Business Combinations Provision apply to the corporation in order for the Business Combinations Provision to apply. The ChoicePoint Bylaws contain a provision stating that all requirements of the Business Combinations Provision (and any successor provisions thereto) apply to ChoicePoint. See "RISK FACTORS -- Certain Anti-Takeover Provisions."

     Fair Price Requirements. The GBCC also contains a provision concerning "Fair Price Requirements" (the "Fair Price Provision") which imposes certain requirements on "business combinations" of a Georgia corporation with any person who is an "interested shareholder" of that corporation. In addition to any vote otherwise required by law or the corporation's articles of incorporation, under the Fair Price Provision, business combinations with an interested shareholder must meet one of the three following criteria designed to protect a corporation's minority shareholders: (i) the transaction must be unanimously approved by the "continuing directors" of the corporation (generally directors who served prior to the time an interested shareholder acquired 10% ownership and who are unaffiliated with such interested shareholder) provided that the continuing directors constitute at least three members of the board of directors at the time of such approval; (ii) the transaction must be recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder who is, or whose affiliate is, a party to the business combination; or (iii) the terms of the transaction must meet specified fair pricing criteria and certain other tests. A Georgia corporation's bylaws must specify that all requirements of the Fair Price Provision apply to the corporation in order for the Fair Price Provision to apply. The ChoicePoint Bylaws contain a provision stating that all requirements of the Fair Price Provision (and any successor provisions thereto) apply to ChoicePoint. See "RISK FACTORS -- Certain Anti-Takeover Provisions."

     Removal of Directors. In addition to the Business Combinations Provision and the Fair Price Provision, the GBCC contains a provision concerning "Removal of Directors by Shareholders" (the "Removal Provision") which, among other things, limits the ability of shareholders of a Georgia corporation to remove the directors of such corporation if such corporation's directors serve staggered terms. The Removal Provision generally provides that: (i) directors having staggered terms may be removed only for "cause," unless the corporation's articles of incorporation or a bylaw adopted by the corporation's shareholders provides otherwise; (ii) directors may be removed only by a majority vote of the shares entitled to vote for the removal of directors; and (iii) a director may be removed by a corporation's shareholders only at a meeting called for the purpose of removing him or her and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director. Neither the ChoicePoint Articles nor Bylaws contain provisions permitting the removal of members of the ChoicePoint Board of Directors other than for "cause." Accordingly, the Removal Provision could have the effect of restricting the ability of ChoicePoint shareholders to remove incumbent directors and fill the vacancies created by such removal with their own nominees. See " -- Articles of Incorporation and Bylaws -- Staggered Board of Directors."

  Articles of Incorporation and Bylaws

     Staggered Board of Directors. The ChoicePoint Articles and Bylaws provide that the ChoicePoint Board of Directors will consist of not less than seven but no more than fifteen shareholders. The initial Board of Directors has been set at eight directors. The ChoicePoint Board of Directors is divided into three classes of directors serving staggered three-year terms, with each class consisting, as nearly as possible, of one-third of the total number of directors. If the number of directors is increased or decreased, such increase or decrease will be apportioned among the classes so as to maintain, as nearly as possible, an equal number of directors in each class, provided however, that no decrease in the number of directors for a class shall shorten the term of an incumbent director. Any additional director elected to fill a vacancy resulting from an increase in the size of the ChoicePoint Board of Directors shall hold office for a term that coincides with the remaining term of the class to which such director is elected, unless otherwise required by law. Of the initial directors of ChoicePoint, one-third will serve until the 1998 annual meeting of shareholders, one-third will serve until the 1999 annual meeting of shareholders and one-third will serve until the 2000 annual meeting of shareholders. Beginning with the 1998 annual meeting of shareholders, one class of directors will be elected each year to serve a three-year term. The GBCC provides that a bylaw establishing staggered terms for directors may only be adopted, amended or repealed by the shareholders.

     The classification of directors has the effect of making it more difficult for shareholders to change the composition of the ChoicePoint Board of Directors. At least two annual meetings of shareholders, instead of one, generally will be required to effect a change in the majority of the ChoicePoint Board of Directors. The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of ChoicePoint, even though such an attempt might be beneficial to ChoicePoint and its shareholders. See "RISK FACTORS -- Certain Anti-Takeover Provisions."

     Filling Vacancies. The ChoicePoint Articles and Bylaws provide that any vacancy on the ChoicePoint Board of Directors that results from an increase in the number of directors, or from prior death, resignation, retirement, disqualification or removal from office of any director, shall be filled by a majority of the remaining members of the ChoicePoint Board of Directors, though less than a quorum, or by the sole remaining director. Any director elected to fill a vacancy resulting from prior death, resignation, retirement, disqualification or removal from office of a director shall have the same remaining term as his or her predecessor. Accordingly, the ChoicePoint Board of Directors could temporarily prevent any shareholder from enlarging the ChoicePoint Board of Directors and filling the new directorships with such shareholder's own nominees.

     Shareholder Proposals at Annual Meeting; Director Nominations. The ChoicePoint Bylaws provide that in order to bring certain matters before the annual meeting of shareholders, including nominations of directors, shareholders must give notice to ChoicePoint containing certain information within the time period specified in SEC Rule 14a-8(a)(3)(i). Shareholders making proposals, other than those that appear in a proxy statement after compliance with SEC Rule 14a-8, must file written notice with the ChoicePoint Board of Directors setting forth certain information called for by the ChoicePoint Bylaws.

     Special Meetings of Shareholders. The GBCC provides that a Georgia corporation shall hold a special meeting of shareholders: (i) on the call of the corporation's board of directors or the person or persons authorized by the corporation's articles of incorporation or bylaws; (ii) in the case of a corporation having more than one hundred (100) shareholders of record, upon the written demand of the holders of at least twenty five percent (25%), or such greater or lesser percentage as may be provided in the corporation's articles of incorporation or bylaws, of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting; or (iii) in the case of a corporation having one hundred (100) or fewer shareholders of record, upon the written demand of the holders of at least twenty five percent (25%), or such lesser percentage as may be provided in the corporation's articles of incorporation or bylaws, of all the votes entitled to be cast on any issue considered at the proposed special meeting. The ChoicePoint Bylaws provide that a special meeting of shareholders may be called by: (i) the Chairman or Vice Chairman of the ChoicePoint Board of Directors; (ii) the Chief Executive Officer of ChoicePoint; (iii) the President of ChoicePoint; (iv) the ChoicePoint Board of Directors by vote at a meeting; (v) a majority of the ChoicePoint Board of Directors in writing without a meeting; or (vi) the unanimous call of the ChoicePoint shareholders. The ChoicePoint Bylaws provide that in order to bring certain matters before a special meeting of shareholders, including the nomination of directors, shareholders must give notice to ChoicePoint containing certain information no later than the close of business on the earlier of (i) the 30th day following the public announcement that a matter will be submitted to a vote of the shareholders at a special meeting, or (ii) the 15th day following the day on which notice of the special meeting was given.

     Amendment of ChoicePoint Articles. Under the GBCC, in general and except as otherwise provided by the ChoicePoint Articles, amendments to the ChoicePoint Articles must be recommended to the shareholders by the ChoicePoint Board of Directors and approved at a properly called shareholder meeting by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment. The ChoicePoint Articles require the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast by the holders of all then outstanding shares of voting stock, voting together as a single class, to make, alter, amend, change, add to or repeal any provision of the ChoicePoint Articles or Bylaws where such creation, alteration, amendment, change, addition or repeal would be inconsistent with the provisions of the ChoicePoint Articles relating to: (i) the number of members of the ChoicePoint Board of Directors, (ii) the classification of the ChoicePoint Board of Directors; or (iii) the filling of vacancies on the ChoicePoint Board of Directors, provided however, that such two-thirds vote is not required for any alteration, amendment, change, addition or repeal recommended by a majority of the ChoicePoint Board of Directors. See " -- Articles of Incorporation and Bylaws -- Amendment of ChoicePoint Bylaws."

     Amendment of ChoicePoint Bylaws. Under the GBCC, in general and subject to the requirements of the Business Combinations Provision, the Fair Price Provision and the ChoicePoint Articles of Incorporation, ChoicePoint Bylaws may be altered, amended or repealed by the ChoicePoint Board of Directors or by the affirmative vote of the holders of a majority of the shares of ChoicePoint Common Stock entitled to vote and actually voted on such matter. See
" -- Articles of Incorporation and Bylaws -- Amendment of ChoicePoint Articles," " -- Certain Anti-Takeover Provisions of Georgia Law and the ChoicePoint Articles and Bylaws -- Provisions of Georgia Law" and "RISK FACTORS -- Certain Anti-Takeover Provisions."

LIMITED LIABILITY AND INDEMNIFICATION PROVISIONS

     The ChoicePoint Articles provide for indemnification of the officers and directors of ChoicePoint to the fullest extent permitted by the GBCC. Such indemnification is not exclusive of any additional indemnification that the ChoicePoint Board of Directors may deem advisable or of any rights to which those indemnified may otherwise be entitled. The ChoicePoint Articles provide that the ChoicePoint Board of Directors may determine from time to time whether and to what extent to maintain insurance providing indemnification for officers and directors, and such insurance need not be limited to ChoicePoint's power of indemnification under the GBCC. ChoicePoint intends to purchase and maintain insurance on behalf of ChoicePoint's officers and directors against liability asserted against or incurred by such person in such capacity, or arising out of such person's status as such, whether or not ChoicePoint would have the power to indemnify or advance expenses to such person against such liability under the ChoicePoint Articles of Incorporation, the Bylaws or the GBCC.

     The ChoicePoint Bylaws generally provide that ChoicePoint shall not indemnify any officer or director who is adjudged liable to ChoicePoint or is subjected to injunctive relief in favor of ChoicePoint: (i) for any appropriation, in violation of his or her duties, of any business opportunity of ChoicePoint; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for the types of liability for unlawful distributions set forth in Section 14-2-832 of the GBCC; or (iv) for any transaction from which he or she received an improper personal benefit. The ChoicePoint Bylaws obligate ChoicePoint, under certain circumstances, to advance expenses to its officers and directors who are parties to an action, suit or proceeding for which indemnification may be sought. The ChoicePoint Bylaws permit, but do not require, ChoicePoint to indemnify and advance expenses to employees or agents of ChoicePoint who are not officers or directors to the same extent and subject to the same conditions that a corporation could, without shareholder approval under Section 14-2-856 of the GBCC. ChoicePoint's Articles also provide that no director shall have any liability to the Company or to its shareholders for monetary damages for any action taken, or any failure to take action, including, without limitation, for breach of duty of care or other duty as a director, except that there shall be no elimination or limitation of liability of a director for any conduct described in above clauses (i) through
(iv). As a result of this provision, shareholders may be unable to recover monetary damages from directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions.

REGISTRATION RIGHTS

     ChoicePoint expects to grant to the persons who receive ChoicePoint Common Stock in the Kroll acquisition certain "demand" Registration Rights. The Registration Rights become effective not sooner than one year after the date of the Kroll acquisition. The registration rights, with certain limitations, grant the holders thereof the right to have such shares registered under a registration statement filed by ChoicePoint relating to the issuance of ChoicePoint Common Stock. ChoicePoint will bear the expenses incident to the registration requirements with respect to such registration rights, except that such expenses shall not include any underwriting discount or commission, Commission or state securities registration fees or transfer taxes relating to such shares.

SHAREHOLDER RIGHTS PLAN

     The ChoicePoint Board of Directors anticipates adopting a Shareholder Rights Plan (the "Rights Plan") after the Spinoff. If adopted, the Rights Plan will contain provisions to protect the Company's shareholders in the event of an unsolicited offer to acquire the Company, including offers that do not treat all shareholders equally, the acquisition in the open market of shares constituting control without offering fair value to all shareholders, and other coercive, unfair or inadequate takeover bids and practices that could impair the ability of the ChoicePoint Board of Directors to represent shareholders' interests fully. Pursuant to the Rights Plan, if adopted, the ChoicePoint Board of Directors is expected to declare a dividend of one Share Purchase Right (a "Right") for each outstanding share of the Company's Common Stock as of a record date established by the Board of Directors. The Rights will be represented by, and trade together with, the

Company's Common Stock. The Rights will not be currently exercisable and will not become exercisable unless certain triggering events occur. Among the triggering events will be the acquisition of 20% or more of the Company's Common Stock by a person or group of affiliated or associated persons. Unless previously redeemed by the ChoicePoint Board of Directors, upon the occurrence of one of the specified triggering events, each Right that is not held by the 20% or more shareholder will entitle its holder to purchase one share of ChoicePoint Common Stock or, under certain circumstances, additional shares of Common Stock at a discounted price. The Rights will cause substantial dilution to a person or group that attempts to acquire ChoicePoint on terms not approved by the ChoicePoint Board of Directors. Thus, the Rights are intended to encourage persons who may seek to acquire control of ChoicePoint to initiate such an acquisition through negotiations with the Board of Directors.

OTHER MATTERS

     The ChoicePoint Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol CPS.

     The transfer agent and registrar for the ChoicePoint Common Stock is SunTrust Bank, Atlanta.

                                 LEGAL MATTERS

     The validity of the shares of ChoicePoint Common Stock distributed hereby will be passed upon for ChoicePoint by Hunton & Williams, Atlanta, Georgia.

                                    EXPERTS

     The consolidated balance sheets of ChoicePoint Inc. as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 1996, and the Consolidated Financial Statements of CDB Infotek as of December 31, 1995 and for the year then ended, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             ADDITIONAL INFORMATION

     ChoicePoint has filed the Registration Statement with the Securities and Exchange Commission (the "SEC") concerning the shares of ChoicePoint Common Stock being received by Equifax shareholders in the Spinoff. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each statement made in this document concerning the contents of any such contract, agreement or other document shall be deemed qualified in its entirety by such reference.

     Following the Spinoff, ChoicePoint will be required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will file annual, quarterly and other reports, proxy and information statements and other information with the SEC. ChoicePoint will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish audited financial statements to its shareholders in connection with its annual meetings of shareholders. Such reports, proxy and other information and the Registration Statement and the exhibits and schedules thereto filed by ChoicePoint may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such materials can also be inspected at the offices of the New York Stock Exchange, 20

Broad Street, New York, New York 10005 or accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

     No person is authorized by Equifax or ChoicePoint to give any information or to make any representations other than those contained in this document, and if given or made, such information or representations must not be relied upon as having been authorized.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                CHOICEPOINT INC.

                                                              PAGE
                                                              ----
  Report of Independent Auditors............................   F-2
  Consolidated Statements of Income.........................   F-3
  Consolidated Balance Sheets...............................   F-4
  Consolidated Statements of Shareholder's Equity...........   F-5
  Consolidated Statements of Cash Flows.....................   F-6
  Notes to Consolidated Financial Statements................   F-7

                        CDB INFOTEK
  Report of Independent Public Accountants..................  F-18
  Consolidated Statements of Income.........................  F-19
  Consolidated Balance Sheets...............................  F-20
  Consolidated Statement of Stockholders' Equity............  F-21
  Consolidated Statements of Cash Flows.....................  F-22
  Notes to Consolidated Financial Statements................  F-23

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholder of ChoicePoint Inc.:

     We have audited the accompanying consolidated balance sheets of the business conducted through Equifax's Insurance Services Group (as defined in Note 1), to be reorganized as ChoicePoint Inc. (a Georgia corporation) as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the business conducted through Equifax's Insurance Services Group as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Atlanta, Georgia
April 15, 1997

                                CHOICEPOINT INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                        QUARTER ENDED
                                          MARCH 31,                  YEAR ENDED DECEMBER 31,
                                    ---------------------      ------------------------------------
                                      1997         1996          1996          1995          1994
                                    --------      -------      --------      --------      --------
                                         (UNAUDITED)
                                                            (IN THOUSANDS)
Operating revenue.................  $102,852      $84,140      $366,481      $328,990      $284,566
                                    --------      -------      --------      --------      --------
Costs and expenses:
  Costs of services...............    68,359       59,422       252,118       221,045       205,590
  Selling, general, and
     administrative...............    22,295       15,712        66,752        66,867        62,399
  Restructuring provision.........        --           --            --         9,150            --
                                    --------      -------      --------      --------      --------
          Total costs and
            expenses..............    90,654       75,134       318,870       297,062       267,989
Operating income..................    12,198        9,006        47,611        31,928        16,577
Interest expense..................     1,619        1,575         6,597         5,830         2,638
                                    --------      -------      --------      --------      --------
Income before income taxes........    10,579        7,431        41,014        26,098        13,939
Provision for income taxes........     5,038        3,213        17,734        11,233         7,327
                                    --------      -------      --------      --------      --------
          Net income..............  $  5,541      $ 4,218      $ 23,280      $ 14,865      $  6,612
                                    ========      =======      ========      ========      ========

 The accompanying notes are an integral part of these consolidated statements.

                                CHOICEPOINT INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER 31,
                                                               MARCH 31,    -------------------
                                                                 1997         1996       1995
                                                              -----------   --------   --------
                                                              (UNAUDITED)
                                                                       (IN THOUSANDS)
                                            ASSETS
Current Assets:
  Cash and cash equivalents.................................   $  4,471     $  1,726   $    645
  Accounts receivable, net of allowance for doubtful
     accounts of $1,489 at March 31, 1997, $1,578 at
     December 31, 1996 and $798 at
     December 31, 1995......................................     88,635       78,138     65,063
  Deferred income tax assets................................      4,753        3,984      8,428
  Other current assets......................................     10,894        8,083      4,023
                                                               --------     --------   --------
          Total current assets..............................    108,753       91,931     78,159
Property and Equipment, net.................................     38,635       35,407     19,796
Goodwill, net...............................................    121,309      123,997     67,513
Deferred Income Tax Assets..................................     16,157       15,042     18,573
Other.......................................................     34,060       35,447     16,738
                                                               --------     --------   --------
          Total Assets......................................   $318,914     $301,824   $200,779
                                                               ========     ========   ========

                             LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
  Current maturities of long-term debt......................   $    864     $    927   $      4
  Accounts payable..........................................     13,537       12,828      9,680
  Accrued salaries and bonuses..............................      9,791       11,594      7,632
  Other current liabilities.................................     24,074       19,616     23,104
                                                               --------     --------   --------
          Total current liabilities.........................     48,266       44,965     40,420
Long-Term Debt, Less Current Maturities.....................        872        1,051         --
Postretirement Benefit Obligations..........................     55,650       55,622     54,430
Other Long-Term Liabilities.................................      3,659        3,859      1,288
                                                               --------     --------   --------
          Total Liabilities.................................    108,447      105,497     96,138
Commitments and Contingencies (Note 9)
Shareholder's Equity:
  Equifax equity investment.................................    210,555      196,414    104,684
  Foreign currency translation adjustments..................        (88)         (87)       (43)
                                                               --------     --------   --------
          Total Shareholder's Equity........................    210,467      196,327    104,641
                                                               --------     --------   --------
          Total Liabilities and Shareholder's Equity........   $318,914     $301,824   $200,779
                                                               ========     ========   ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                                CHOICEPOINT INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                             FOREIGN
                                                               EQUIFAX      CURRENCY
                                                                EQUITY     TRANSLATION
                                                              INVESTMENT   ADJUSTMENTS    TOTAL
                                                              ----------   -----------   --------
                                                                        (IN THOUSANDS)
Balance, December 31, 1993..................................   $ 13,961       $ --       $ 13,961
  Net income................................................      6,612         --          6,612
  Net transactions with Equifax.............................     15,892         --         15,892
  Translation adjustments...................................         --        (76)           (76)
  Contribution from Equifax (Note 7)........................     61,639         --         61,639
                                                               --------       ----       --------
Balance, December 31, 1994..................................     98,104        (76)        98,028
  Net income................................................     14,865         --         14,865
  Net transactions with Equifax.............................     (8,285)        --         (8,285)
  Translation adjustments...................................         --         33             33
                                                               --------       ----       --------
Balance, December 31, 1995..................................    104,684        (43)       104,641
  Net income................................................     23,280         --         23,280
  Net transactions with Equifax.............................     68,450         --         68,450
  Translation adjustments...................................         --        (44)           (44)
                                                               --------       ----       --------
Balance, December 31, 1996..................................    196,414        (87)       196,327
  Net income (Unaudited)....................................      5,541         --          5,541
  Net transactions with Equifax (Unaudited).................      8,600         --          8,600
  Translation adjustments (Unaudited).......................         --         (1)            (1)
                                                               --------       ----       --------
Balance, March 31, 1997 (Unaudited).........................   $210,555       $(88)      $210,467
                                                               ========       ====       ========

 The accompanying notes are an integral part of these consolidated statements.

                                CHOICEPOINT INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                          QUARTER ENDED
                                            MARCH 31,             YEAR ENDED DECEMBER 31,
                                       -------------------    --------------------------------
                                         1997       1996        1996        1995        1994
                                       --------    -------    --------    --------    --------
                                           (UNAUDITED)
                                                           (IN THOUSANDS)
Cash flows from operating activities:
  Net income.........................  $  5,541    $ 4,218    $ 23,280    $ 14,865    $  6,612
  Adjustments to reconcile net income
     to net cash provided by
     operating activities:
     Depreciation and amortization...     6,327      3,419      18,654      13,321      10,033
     Restructuring provision, net of
       cash payments.................        --         --          --       6,944          --
     Changes in assets and
       liabilities, excluding effects
       of acquisitions:
       Accounts receivable, net......   (10,555)    (5,834)     (7,362)     (2,966)     (9,247)
       Current liabilities, excluding
          debt.......................     3,389       (700)        (60)     (4,585)      2,818
       Other current assets..........    (2,831)      (156)     (1,582)       (486)       (197)
       Deferred income taxes.........      (325)       449       2,052      (4,845)     (2,391)
       Other long-term liabilities,
          excluding debt.............      (171)       497       1,797      (2,008)        597
                                       --------    -------    --------    --------    --------
          Net cash provided by
            operating activities.....     1,375      1,893      36,779      20,240       8,225
                                       --------    -------    --------    --------    --------
Cash flows from investing activities:
  Acquisitions, net of cash
     acquired........................        --         --     (69,654)     (1,421)    (12,462)
  Additions to property and
     equipment.......................    (6,120)    (2,206)    (18,098)     (5,355)     (2,574)
  Additions to other assets, net.....    (1,065)      (657)     (4,034)     (5,232)     (3,040)
                                       --------    -------    --------    --------    --------
  Net cash used by investing
     activities......................    (7,185)    (2,863)    (91,786)    (12,008)    (18,076)
                                       --------    -------    --------    --------    --------
Cash flows from financing activities:
  Payment of debt assumed in
     acquisition.....................        --         --     (11,778)         --          --
  Payments on long-term debt.........      (241)        (2)       (315)        (12)     (1,008)
  Net transactions with Equifax......     8,826      3,570      68,159      (9,875)     13,394
                                       --------    -------    --------    --------    --------
  Net cash provided (used) by
     financing activities............     8,585      3,568      56,066      (9,887)     12,386
                                       --------    -------    --------    --------    --------
Effect of foreign currency exchange
  rates on cash......................       (30)        (9)         22          23          13
                                       --------    -------    --------    --------    --------
Net increase (decrease) in cash......     2,745      2,589       1,081      (1,632)      2,548
Cash and cash equivalents, beginning
  of period..........................     1,726        645         645       2,277        (271)
                                       --------    -------    --------    --------    --------
Cash and cash equivalents, end of
  period.............................  $  4,471    $ 3,234    $  1,726    $    645    $  2,277
                                       ========    =======    ========    ========    ========

 The accompanying notes are an integral part of these consolidated statements.

                                CHOICEPOINT INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (AMOUNTS AND DISCLOSURES APPLICABLE TO MARCH 31, 1997 AND 1996 ARE UNAUDITED)

1.  SPIN OFF AND BASIS OF PRESENTATION

     In December 1996, the Board of Directors of Equifax Inc. ("Equifax") announced that it planned to spin off the business conducted through Equifax's Insurance Services Group to Equifax shareholders (the "Spinoff"). This Spinoff
is expected to occur on           ("the Spinoff date") and will be accomplished
by forming ChoicePoint Inc. ("ChoicePoint" or the "Company"), transferring the stock of the companies which comprise the Insurance Services Group to ChoicePoint and then distributing all of the shares of Common Stock of ChoicePoint to Equifax shareholders. Equifax shareholders will receive one share of ChoicePoint Common Stock for every ten shares of Equifax Common Stock owned as of the Record Date (which does not include two grantor trusts established by Equifax). The actual total number of shares of ChoicePoint Common Stock to be distributed will depend on the number of shares of Equifax Common Stock outstanding on the Record Date. After the Spinoff, ChoicePoint and Equifax will be two separate public companies.

     The consolidated financial statements of ChoicePoint include substantially all of the assets, liabilities, revenues, and expenses of the business conducted through Equifax's Insurance Services Group. ChoicePoint operates in a single industry segment and provides substantially all domestic insurance companies with automated and traditional underwriting and claims information services to assist companies in assessing the insurability of individuals and property and the validity of insurance claims. ChoicePoint provides background investigations, performs paramedical exams, furnishes access to motor vehicle reports, maintains a database of claims histories and provides claims verification and investigative services to both the property and casualty and the life and health insurance markets. The Company also offers pre-employment background investigations, pre-employment and regulatory compliance drug testing services and public record information to other corporate and government organizations. The Company's operations are predominantly located in the United States.

     All material transactions between entities included in the consolidated financial statements have been eliminated. The consolidated financial statements have been prepared on the historical cost basis, and present the Company's financial position, results of operations and cash flows as derived from Equifax's historical financial statements.

     In conjunction with the separation of their businesses, ChoicePoint and Equifax entered into various agreements that address the allocation of assets and liabilities between them and that define their relationship after the separation, including a Distribution Agreement, the Employee Benefits Agreement, the Transition Support Agreement, the Intercompany Information Services Agreement, the Intellectual Property Agreement, the Tax Sharing and Indemnification Agreement, the Real Estate Agreements and the CUE UK Agreements.

2.  SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Revenue Presentation. Historically, motor vehicle records registry revenue, the fee charged by states for motor vehicle records which is passed on by ChoicePoint to its customers, has been reflected in Equifax's consolidated statements of income as operating revenue and cost of services. ChoicePoint has elected to exclude these customer reimbursed fees from revenue and reduce cost of services by a corresponding amount. This change in accounting presentation does not impact operating income. Registry revenue previously

                                CHOICEPOINT INC.

reflected in Equifax's consolidated statements of income was $63,922,000 in the first quarter of 1997, $52,477,000 in the first quarter of 1996, $224,783,000 in 1996, $191,645,000 in 1995 and $171,893,000 in 1994.

     Property and Equipment. Property and equipment at December 31, 1996 and 1995 consisted of the following:

                                                                1996       1995
                                                              --------   --------
                                                                (IN THOUSANDS)
Land, buildings, and improvements...........................  $ 10,824   $  5,087
Data processing equipment and furniture.....................    66,019     43,086
                                                              --------   --------
                                                                76,843     48,173
Less: Accumulated depreciation..............................   (41,436)   (28,377)
                                                              --------   --------
                                                              $ 35,407   $ 19,796
                                                              ========   ========

     The cost of property and equipment is depreciated primarily on the straight-line basis over estimated asset lives of 30 to 40 years for buildings; useful lives, not to exceed lease terms, for leasehold improvements; three to five years for data processing equipment and eight to 20 years for furniture.

     Goodwill and Other Assets. Goodwill is amortized on a straight-line basis over 20 to 40 years. Amortization expense was $2,873,000 in 1996, $2,013,000 in 1995, and $894,000 in 1994. As of December 31, 1996 and 1995, accumulated amortization was $9,032,000 and $5,134,000, respectively.

     Other assets at December 31, 1996 and 1995 consisted of the following:

                                                               1996      1995
                                                              -------   -------
                                                               (IN THOUSANDS)
Purchased software, datafiles, and technology...............  $26,629   $14,126
Other.......................................................    8,818     2,612
                                                              -------   -------
                                                              $35,447   $16,738
                                                              =======   =======

     Purchased software, datafiles, and technology are being amortized on a straight-line basis over five to ten years. Amortization expense for other assets was $6,479,000 in 1996, $3,810,000 in 1995, and $2,913,000 in 1994. As of
December 31, 1996 and 1995, accumulated amortization was $17,719,000 and $11,240,000, respectively.

     The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of goodwill or other assets may warrant revision or may not be recoverable. When factors indicate that goodwill or other assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related business over the remaining life of the goodwill or other assets in measuring whether the goodwill or other assets are recoverable.

     Foreign Currency Translation. The assets and liabilities of foreign subsidiaries are translated at the year-end rate of exchange and income statement items are translated at the average rates prevailing during the year. The resulting translation adjustment is recorded as a component of shareholder's equity. Foreign currency transaction gains and losses, which are not material, are recorded in the consolidated statements of income.

     Consolidated Statements of Cash Flows. The Company considers cash equivalents to be short-term cash investments with original maturities of three months or less.

                                CHOICEPOINT INC.

     Tax provisions are settled through the intercompany account and Equifax makes income tax payments on behalf of the Company. Based on the income tax returns filed, or to be filed, the amounts paid would have been approximately $14,842,000 in 1996, $8,723,000 in 1995, and $5,962,000 in 1994.

     Interest paid on long-term debt, excluding amounts charged by Equifax, totaled $147,000 in 1996, $200,000 in 1995, and $131,000 in 1994.

     In 1996, 1995 and 1994, the Company acquired various businesses that were accounted for as purchases (Note 3). In conjunction with these transactions, liabilities were assumed as follows:

                                                              1996      1995     1994
                                                             -------   ------   -------
                                                                   (IN THOUSANDS)
Fair value of assets acquired..............................  $97,204   $1,438   $82,970
Cash paid for acquisitions.................................   71,661    1,421    14,146
Contribution by Equifax (Note 7)...........................       --       --    60,000
                                                             -------   ------   -------
Liabilities assumed........................................  $25,543   $   17   $ 8,824
                                                             =======   ======   =======

     Financial Instruments. The Company's financial instruments consist primarily of cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt. The carrying amounts of these items approximate their fair market values. During 1996, the Company did not hold any derivative financial instruments.

     Earnings Per Share. Historical earnings per share are not presented since the companies that comprise ChoicePoint were majority-owned subsidiaries of Equifax or one of its affiliates and will be recapitalized as part of the Spinoff.

3.  ACQUISITIONS

     During 1996, 1995 and 1994, the Company acquired or made equity investments in the following businesses:

                                                                  DATE       PERCENTAGE
BUSINESS                                                        ACQUIRED     OWNERSHIP
--------                                                      -------------  ----------
CDB Infotek.................................................  August 1996        70.0%
Professional Test Administrators, Inc.......................  April 1996        100.0
Vallance and Associates, Inc................................  February 1995     100.0
Osborn Laboratories, Inc....................................  November 1994     100.0
Programming Resources Company...............................  April 1994        100.0

     The 1996 acquisitions were accounted for as purchases and had an aggregate purchase price of $71,661,000, with $59,457,000 allocated to goodwill, and $20,932,000 to other intangible assets (primarily purchased datafiles and software). Their results of operations have been included in the consolidated statements of income from the dates of acquisition.

     Additional consideration of up to $20.0 million may be paid for the 1996 acquisition of CDB Infotek based on its future operating performance. In addition, the Company entered into an option agreement with the remaining shareholders of CDB Infotek. The agreement grants the Company an option to purchase the remaining 30% interest in CDB Infotek (the "Call Option") and an option for the remaining shareholders to sell their 30% interest to the Company (the "Put Option"). The options may be exercised at any time after December 31, 1999. The Put Option will expire on the later of June 30, 2000 or the date that is 90 days after the final determination of the option price and the Call Option has no expiration date. The exercise date may be accelerated upon the breach of certain obligations. If certain 1999 operating results are met, then the option price is determined by a formula not to exceed $53.0 million. If certain 1999 operating results are not met,

                                CHOICEPOINT INC.

and both parties cannot mutually agree on an option price, then the option price is determined by an independent appraisal, not to exceed $25.5 million.

     The following unaudited pro forma information has been prepared as if the 1996 acquisition of CDB Infotek had occurred on January 1, 1995. The information is based on historical results of the separate companies and may not necessarily be indicative of the results that could have been achieved or of results which may occur in the future. The pro forma information includes the expense for amortization of goodwill and other intangible assets resulting from this transaction.

                                                                1996        1995
                                                              --------    --------
                                                                 (IN THOUSANDS)
Revenue.....................................................  $389,262    $361,010
Net Income..................................................    20,904      12,765

     The 1995 acquisition was accounted for as a purchase and had an aggregate purchase price of $1,421,000, with $1,222,000 allocated to goodwill and $216,000 to other intangible assets (noncompete agreement). The results of operations have been included in the consolidated statements of income from the date of acquisition and were not material.

     The 1994 acquisitions were accounted for as purchases and had an aggregate purchase price of $74,146,000, with $54,486,000 allocated to goodwill, and $10,908,000 to other intangible assets (primarily purchased software and technology). Their results of operations have been included in the consolidated statements of income from the dates of acquisition. They were purchased using a combination of cash totaling $14,146,000, and the contribution by Equifax of $60,000,000 (Note 7).

4.  TRANSACTIONS WITH EQUIFAX

     There are no material intercompany purchase or sale transactions between Equifax and ChoicePoint. Under Equifax's centralized cash management system, short-term advances from Equifax and excess cash sent to Equifax are reflected as intercompany debt and are included in Equifax equity investment in the accompanying balance sheets (Note 7). ChoicePoint was charged corporate costs in the amount of $2,551,000 in the first quarter of 1997, $2,815,000 in the first quarter of 1996, $11,260,000 in 1996, $11,833,000 in 1995, and $11,065,000 in
1994. These allocations were based on an estimate of the proportion of corporate expenses related to ChoicePoint, utilizing such factors as revenues, number of employees, number of transactions processed and other applicable factors. In the opinion of management, the corporate charges have been made on a reasonable basis and approximate all the incremental costs ChoicePoint would have incurred had it been operating on a stand-alone basis. These amounts have been included in selling, general, and administrative expenses. ChoicePoint was also charged corporate interest expense based on the relationship of its net assets to total Equifax net assets, excluding corporate debt, in amounts of $1,547,000 in the first quarter of 1997, $1,554,000 in the first quarter of 1996, $6,215,000 in 1996, $5,401,000 in 1995, and $2,489,000 in 1994. These amounts are included in interest expense. Intercompany debt as of March 31, 1997 and December 31, 1996 was $92,593,000 and $83,993,000, respectively, and is included in Equifax equity investment in the accompanying balance sheets.

                                CHOICEPOINT INC.

5.  LONG-TERM DEBT, SHORT-TERM BORROWINGS, AND CREDIT FACILITY

     Long-term debt at December 31, 1996 and 1995 is as follows:

                                                               1996     1995
                                                              ------    ----
                                                              (IN THOUSANDS)
Capital leases..............................................  $1,978    $  4
Less current maturities.....................................    (927)     (4)
                                                              ------    ----
                                                              $1,051    $  0
                                                              ======    ====

     Scheduled maturities of long-term debt during the five years subsequent to December 31, 1996 are as follows: $927,000 in 1997, $596,000 in 1998, $372,000 in 1999, $83,000 in 2000, and $0 in 2001.

     There were no short-term borrowings during 1996 and 1995.


     ChoicePoint will arrange a $250 million unsecured revolving credit facility (the "Credit Facility") with a group of banks. The Credit Facility will be a revolving facility expandable to $300 million, subject to approval of the lenders. All obligations of ChoicePoint are guaranteed by all future subsidiaries. The Credit Facility will be used to repay the net intercompany debt due to Equifax (Note 7), to repay $29.0 million of Equifax debt to be assumed by ChoicePoint, to purchase approximately $6.5 million of ChoicePoint Common Stock in the open market after the Mail Date for two grantor trusts and for general corporate purposes and for acquisitions. The commitment termination date and final maturity of the Credit Facility will occur five years after the closing of the Credit Facility.


     Revolving loans under the Credit Facility will bear interest at the following rates as applicable and selected by the Company from time to time: (1) the lender's Base Rate, (2) LIBOR plus the applicable margin, (3) the lender's Cost of Funds plus the applicable margin, and (4) the Competitive Bid Rate offered by the syndicate lenders at their discretion. The applicable margin will range from .16% to .45% per annum based on ChoicePoint's leverage ratio. Any amount not paid when due shall bear interest at the applicable rate plus 2%. At the end of the applicable interest period for LIBOR or Bid Rate Loans, interest shall accrue at the Base Rate plus 2%. The Company will also pay customary annual facility fees based upon its leverage ratio.

     The Credit Facility will contain covenants customary for facilities of this type. Such covenants include limitations, in certain circumstances, on the ability of the Company and its subsidiaries to (i) effect a change of control of the Company, (ii) incur certain types of liens, and (iii) transfer or sell assets. The Credit Facility also requires compliance with financial covenants, including (i) maximum leverage and (ii) minimum fixed charge coverage.

6.  INCOME TAXES

     Historically, the Company has been included in the consolidated federal income tax return of Equifax. ChoicePoint's provision for income taxes in the accompanying consolidated statements of income reflects federal and state income taxes calculated on ChoicePoint's separate income, but recognizes the impact of unitary tax regulations of certain states on ChoicePoint as a member of the Equifax consolidated group.

     The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities.

                                CHOICEPOINT INC.

     The provision for income taxes consists of the following:

                                                              1996      1995      1994
                                                             -------   -------   ------
                                                                   (IN THOUSANDS)
Current:
  Federal..................................................  $12,538   $10,890   $3,729
  State....................................................    4,048     2,431    2,041
  Foreign..................................................      444       186        8
                                                             -------   -------   ------
                                                              17,030    13,507    5,778
                                                             -------   -------   ------
Deferred:
  Federal..................................................      878    (2,863)     997
  State....................................................     (169)      589      552
  Foreign..................................................       (5)       --       --
                                                             -------   -------   ------
                                                                 704    (2,274)   1,549
                                                             -------   -------   ------
          Total............................................  $17,734   $11,233   $7,327
                                                             =======   =======   ======

     The provision for income taxes is based upon income before income taxes as follows:

                                                             1996      1995      1994
                                                            -------   -------   -------
                                                                  (IN THOUSANDS)
United States.............................................  $38,373   $25,394   $15,837
Foreign...................................................    2,641       704    (1,898)
                                                            -------   -------   -------
                                                            $41,014   $26,098   $13,939
                                                            =======   =======   =======

     The provision for income taxes is reconciled with the federal statutory rate as follows:

                                                              1996      1995      1994
                                                             -------   -------   ------
                                                               (DOLLARS IN THOUSANDS)
Federal statutory rate.....................................     35.0%     35.0%    35.0%
Provision computed at federal statutory rate...............  $14,355   $ 9,134   $4,879
State and local taxes, net of federal tax benefit..........    2,521     1,963    1,685
Tax effect resulting from foreign activities...............     (726)     (105)     671
Goodwill amortization......................................      867       567      201
Other......................................................      717      (326)    (109)
                                                             -------   -------   ------
                                                             $17,734   $11,233   $7,327
                                                             =======   =======   ======
Overall effective rate.....................................     43.2%     43.0%    52.6%

                                CHOICEPOINT INC.

     Components of the Company's deferred income tax assets and liabilities at December 31, 1996 and 1995 are as follows:

                                                               1996      1995
                                                              -------   -------
                                                               (IN THOUSANDS)
Deferred income tax assets:
  Postretirement benefits...................................  $22,804   $22,558
  Reserves and accrued expenses.............................    3,870     8,411
  Employee compensation programs............................    2,374       407
  Other.....................................................    1,318     1,440
                                                              -------   -------
                                                               30,366    32,816
                                                              -------   -------
Deferred income tax liabilities:
  Purchased software, datafiles, technology, and other
     assets.................................................   (7,824)   (1,518)
  Depreciation..............................................   (1,653)   (1,782)
  Deferred expenses.........................................   (1,667)     (241)
  Other.....................................................     (196)   (2,274)
                                                              -------   -------
                                                              (11,340)   (5,815)
                                                              -------   -------
          Net deferred income tax assets....................  $19,026   $27,001
                                                              =======   =======

     Accumulated undistributed retained earnings of the Canadian subsidiary are not considered material at December 31, 1996.

7.  SHAREHOLDER'S EQUITY

     Equifax Equity Investment. Equifax equity investment includes the original investment in ChoicePoint, accumulated income of ChoicePoint, and the net intercompany payable due to Equifax reflecting transactions described in Note 4. As of March 31, 1997 and December 31, 1996 and 1995, the net intercompany payable due to Equifax included in Equifax equity investment in the accompanying balance sheets was $92,593,000, $83,993,000 and $15,543,000, respectively.

     Contribution from Equifax. One of the Company's 1994 acquisitions was acquired by Equifax using cash and the issuance of treasury shares totaling $60,000,000 in 1994 and $1,639,000 in 1995. As part of the Spinoff, Equifax will transfer all of the issued and outstanding shares of capital stock of this acquisition to ChoicePoint. The accompanying financial statements reflect this transfer as a capital contribution in 1994.

     Stock Options. Equifax has certain Stock Option Plans (the "Plans") under which incentive stock options and non-qualified stock options may be granted to officers, key employees and directors of Equifax. In connection with the separation of ChoicePoint from Equifax, stock options under the Plans that are not exercised prior to the date of the Spinoff will be adjusted. Upon the Spinoff and except as set forth below, ChoicePoint employees will retain their vested options to purchase Equifax Common Stock under various Equifax equity-based compensation plans. Although they will forfeit their unvested Equifax Stock Options, they will receive options to purchase ChoicePoint Common Stock. Certain senior officers of ChoicePoint will be permitted to choose either to retain vested Equifax stock options or have their vested Equifax stock options replaced with ChoicePoint stock options in amounts and at exercise prices intended to preserve the economic benefit of the Equifax stock options at such time. The fair market value of Equifax Common Stock immediately before the Spinoff and the fair market value of ChoicePoint Common Stock, upon the commencement of regular way trading, will also impact the number of options issued to ChoicePoint employees. The number of shares of Equifax Common Stock subject to options held by option holders expected to become ChoicePoint employees at December 31, 1996 was 1,510,000. The exercise price of such options range from $8.13 to $27.94. The ultimate number of Equifax stock options to be held by ChoicePoint

                                CHOICEPOINT INC.

employees at December 31, 1996 and the number and exercise price of the ChoicePoint stock options to be issued, subject to the above calculation, cannot yet be determined.

     1997 Omnibus Stock Incentive Plan. ChoicePoint intends to adopt a 1997 Omnibus Stock Incentive Plan (the "Omnibus Plan"). The Omnibus Plan will authorize grants of stock options, stock appreciation rights, restricted stock, deferred shares, performance shares and performance units for an aggregate of four million shares of ChoicePoint Common Stock. With the exception of the Equifax stock options that are being replaced with ChoicePoint stock options, the Omnibus Plan will require options to be granted at no less than fair value.

     Shareholder Rights Plan. The Company's Board of Directors anticipates adopting a Shareholder Rights Plan (the "Rights Plan") after the Spinoff. If adopted, the Rights Plan will contain provisions to protect the Company's shareholders in the event of an unsolicited offer to acquire the Company, including offers that do not treat all shareholders equally, the acquisition in the open market of shares constituting control without offering fair value to all shareholders, and other coercive, unfair or inadequate takeover bids and practices that could impair the ability of the ChoicePoint Board of Directors to represent shareholders' interests fully. Pursuant to the Rights Plan, if adopted, the ChoicePoint Board of Directors is expected to declare a dividend of one Share Purchase Right (a "Right") for each outstanding share of the Company's Common Stock as of a record date established by the Board of Directors. The Rights will be represented by, and trade together with, the Company's Common Stock. The Rights will not be immediately exercisable and will not become exercisable unless certain triggering events occur. Among the triggering events is the acquisition of 20% or more of the Company's Common Stock by a person or group of affiliated or associated persons. Unless previously redeemed by the ChoicePoint Board of Directors, upon the occurrence of one of the specified triggering events, each Right that is not held by the 20% or more shareholder will entitle its holder to purchase one share of common stock or, under certain circumstances, additional shares of common stock at a discounted price.


     Grantor Trusts. ChoicePoint intends to establish two grantor trusts to which the Company will transfer cash with the intention of purchasing approximately 325,000 shares of ChoicePoint Common Stock for distribution under its various compensation and benefit plans. The purchase of such shares by these trusts will occur as soon as reasonably practicable after the Spinoff.


     Common And Preferred Stock. ChoicePoint expects to have 100 million shares of ChoicePoint Common Stock, par value $.10 per share, authorized and 10 million shares of Preferred Stock, par value $.01 per share (the "Preferred Stock") authorized as of the date of the Spinoff. No shares of Preferred Stock are expected to be issued as of the Spinoff date.

8.  EMPLOYEE BENEFITS

     United States Retirement Income Plan. Historically, the Company has participated in the Equifax United States Retirement Income Plan (the "Plan"). The Plan is a non-contributory defined benefit qualified retirement plan that covers most salaried employees. Under the Plan, retirement benefits are primarily a function of years of service and the level of compensation during the final years of employment. Total pension expense allocated to ChoicePoint and included in the Company's financial results, was $3,310,000 in 1996, $3,356,000 in 1995 and $2,198,000 in 1994. The expenses for the Plan, other than service costs (which are allocated directly), are allocated to the companies comprising the Insurance Services Group based on the relative projected benefit obligations for Insurance Services Group employees compared with the obligations for all participants. In the opinion of management, the expenses have been allocated on a reasonable basis and were actuarially allocated to approximate the expense ChoicePoint would have incurred had it been operating on a stand-alone basis.

     ChoicePoint has not adopted a defined benefit plan for its employees; however, it anticipates adopting a profit sharing plan, as described below, after the Spinoff.

                                CHOICEPOINT INC.

     Retirement Savings Plan. Equifax's retirement savings plan provides for annual contributions at the discretion of the Board of Directors for the benefit of eligible employees, including ChoicePoint employees, in the form of cash or shares of the Company's common stock. The Company's portion of expense for this plan was $1,632,000 in 1996, $1,600,000 in 1995 and $1,349,000 in 1994 and is
included in the Company's financial results. The expense for the Retirement Savings Plan is a direct function of the contributions made by the participants employed by the Insurance Services Group. In the opinion of management, the expenses have been allocated on a reasonable basis and approximate all the expenses ChoicePoint would have incurred had it been operating on a stand-alone basis.

     ChoicePoint will adopt a 401(k) profit sharing plan, under which eligible Company employees may contribute up to 16% of their compensation. ChoicePoint intends to make minimum matching contributions in the form of ChoicePoint Common Stock equal to 25% of employee contributions up to the first 6% of an employee's contributions. Employee contributions will be invested in one of the available investment funds, including a ChoicePoint stock fund. Matching contributions will be invested in the ChoicePoint stock fund. ChoicePoint may make additional contributions based on achievement of targeted performance levels. ChoicePoint will also adopt a defined contribution plan for certain employees to offset the adverse impact of transitioning out of Equifax's defined benefit pension plan.

     Postretirement Benefits. The Company provides certain healthcare and life insurance benefits for eligible retired employees. Healthcare benefits are provided through a trust, while life insurance benefits are provided through an insurance company. The Company accrues the cost of providing postretirement benefits for medical and life insurance coverage over the active service period of each employee.

     The following table presents a reconciliation of the plan's funded status at December 31, 1996 and 1995:

                                                                1996        1995
                                                              --------    --------
                                                                 (IN THOUSANDS)
Accumulated postretirement benefit obligation:
  Retirees..................................................  $ 47,599    $ 51,649
  Fully eligible active plan participants...................     3,605       5,528
  Other active participants.................................     4,826       5,875
                                                              --------    --------
                                                                56,030      63,052
Plan assets at fair value...................................        --          --
                                                              --------    --------
Accumulated benefit obligation in excess of plan assets.....   (56,030)    (63,052)
Unrecognized prior service credit due to plan amendments....    (8,457)     (6,950)
Unrecognized net losses.....................................     5,865      12,013
                                                              --------    --------
                                                               (58,622)    (57,989)
  Less: Current portion.....................................    (3,000)     (3,559)
                                                              --------    --------
Accrued postretirement benefit obligation...................  $(55,622)   $(54,430)
                                                              ========    ========

The current portion is included in other current liabilities in the accompanying balance sheets.

     Net periodic postretirement benefit expense includes the following components:

                                                         1996       1995       1994
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Service cost..........................................  $   823    $   935    $ 1,028
Interest cost on accumulated benefit obligation.......    3,667      4,499      4,095
Amortization of prior service credit..................   (2,652)    (2,318)    (2,463)
Amortization of losses................................      118         --        455
                                                        -------    -------    -------
Net periodic postretirement benefit expense...........  $ 1,956    $ 3,116    $ 3,115
                                                        =======    =======    =======

                                CHOICEPOINT INC.

     Assumptions used in the computation of postretirement benefit expense and the related obligation are as follows:


                                                              1996     1995     1994
                                                              -----    -----    -----
Discount rate used to determine accumulated postretirement
  benefit obligation at December 31.........................   7.50%    7.25%    8.75%
Initial healthcare cost trend rate..........................  10.50%   11.00%   11.00%
Ultimate healthcare cost trend rate.........................   6.00%    6.00%    6.00%
Year ultimate healthcare cost trend rate reached............   2005     2005     2005


     If the healthcare cost trend rate were increased 1% for all future years, the accumulated postretirement benefit obligation as of December 31, 1996 would have increased 12.2%. The effect of such a change on the aggregate of service and interest cost for 1996 would have been an increase of 8.7%.

     The Company continues to evaluate ways in which it can better manage these benefits and control its costs. Any changes in the plan, revisions to assumptions, or changes in the Medicare program that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.

9.  COMMITMENTS AND CONTINGENCIES

     Leases. The Company's operating leases involve principally office space and office equipment. Rental expense relating to these leases was $13,353,000 in 1996, $10,655,000 in 1995, and $11,511,000 in 1994.

     Future minimum payment obligations for noncancelable operating leases exceeding one year are as follows as of December 31, 1996:

                                                                  AMOUNT
                                                              --------------
                                                              (IN THOUSANDS)
1997........................................................     $11,217
1998........................................................       8,584
1999........................................................       6,520
2000........................................................       4,613
2001........................................................       2,584
Thereafter..................................................       7,417
                                                                 -------
                                                                 $40,935
                                                                 =======

     Data Processing Services Agreement. In April 1993, the Company began outsourcing a portion of its computer data processing operations and related functions to Integrated Systems Solutions Corporation ("ISSC"), a subsidiary of IBM. In 1995 a new five-year outsourcing agreement was reached with ISSC. Under the terms of the agreement, the Company will pay ISSC an estimated $3.5 million a year over the five-year term of the agreement, although this amount could be more or less depending upon various factors such as the inflation rate, the introduction of significant new technologies or changes in the Company's data processing needs as a result of acquisitions or divestitures. Under certain circumstances (e.g., a change in control of the Company), the Company may cancel the ISSC agreement; however, the agreement provides that the Company must pay a significant penalty in the event of such a cancellation.


     Change in Control Provisions in Employment Agreements. The Company intends to enter into employment agreements with certain executive officers prior to the Spinoff which will provide certain severance pay and benefits in the event of a "change in control" of ChoicePoint, which includes the acquisition of more than 50% of ChoicePoint's outstanding common stock by an entity or a concerted group of entities.

                                CHOICEPOINT INC.

The severance payment is a derivative of annual compensation multiplied by a factor not to exceed three plus payments for other benefits.


     Litigation. A limited number of lawsuits seeking damages are brought against the Company each year. The Company provides for estimated legal fees and settlements relating to pending lawsuits. In the opinion of management, the ultimate resolution of these matters will not have a materially adverse effect on the Company's financial position, liquidity or results of operations. The accrued liability for litigation at December 31, 1996 and 1995 was $3,749,000 and $2,730,000 respectively, and is included in other current liabilities in the accompanying balance sheets.

10.  RESTRUCTURING

     In the fourth quarter of 1995, the Company initiated a restructuring program designed to streamline operations by reducing staffing levels and consolidating facilities. Staffing levels were reduced by approximately 750 employees. The total cost of this program was $9,150,000. Components of the restructuring provision and utilization through December 31, 1996 are as follows:

                                                      SEVERANCE AND
                                                       TERMINATION     LEASE
                                                        BENEFITS       COSTS      TOTAL
                                                      -------------    ------    -------
                                                                (IN THOUSANDS)
Original provision..................................     $ 7,470       $1,680    $ 9,150
  Utilized in 1995..................................      (1,291)        (915)    (2,206)
                                                         -------       ------    -------
Balance, December 31, 1995..........................       6,179          765      6,944
  Utilized in 1996..................................      (4,973)        (765)    (5,738)
                                                         -------       ------    -------
Balance, December 31, 1996..........................     $ 1,206       $   --    $ 1,206
                                                         =======       ======    =======

The reserve balance is included in other current liabilities in the accompanying balance sheets.

11.  QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

     Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 31, 1996 and 1995:

                                                   FIRST    SECOND     THIRD    FOURTH
                                                  QUARTER   QUARTER   QUARTER   QUARTER    TOTAL
                                                  -------   -------   -------   -------   --------
                                                                   (IN THOUSANDS)
Year ended December 31, 1996
  Revenue.......................................  $84,140   $89,986   $94,354   $98,001   $366,481
  Operating income..............................    9,006    12,546    13,744    12,315     47,611
  Net income....................................    4,218     6,207     6,888     5,967     23,280
Year ended December 31, 1995
  Revenue.......................................  $82,042   $84,370   $82,190   $80,388   $328,990
  Operating income..............................    8,866    10,074    10,566     2,422     31,928
  Net income....................................    4,266     4,904     5,222       473     14,865

     Operating income decreased in the fourth quarter of 1996 due primarily to the dilutive effect of the amortization of intangibles related to the CDB Infotek acquisition in August 1996. The fourth quarter of 1995 includes a $9,150,000 pre-tax ($5,582,000 after-tax) restructuring charge.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of CDB Infotek:

     We have audited the accompanying consolidated balance sheet of CDB INFOTEK (a California corporation) and subsidiaries as of December 31, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CDB Infotek and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Orange County, California
April 24, 1996

                                  CDB INFOTEK

                       CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE SIX MONTHS ENDED JUNE 30, 1995 AND
                                      1996
                             (DOLLARS IN THOUSANDS)

                                                         DECEMBER 31,     JUNE 30,       JUNE 30,
                                                             1995           1995           1996
                                                         ------------     --------       --------
                                                          (AUDITED)      (UNAUDITED)    (UNAUDITED)
NET REVENUES.........................................      $32,020         $16,643        $17,084
                                                           -------         -------        -------
COSTS AND EXPENSES:
  Direct costs.......................................       14,170           7,355          7,149
  Depreciation and amortization......................        3,884           2,130          2,132
  Selling and marketing..............................        5,135           2,518          2,189
  General and administrative.........................        3,447           1,738          1,898
  Non-recurring expenses and acquisition costs.......        1,363           1,136             --
                                                           -------         -------        -------
                                                            27,999          14,877         13,368
                                                           -------         -------        -------
  Income from operations.............................        4,021           1,766          3,716
                                                           -------         -------        -------
OTHER INCOME (EXPENSE):
  Interest expense, net..............................       (1,688)           (584)          (578)
  Other, net.........................................            4             (22)           (63)
                                                           -------         -------        -------
                                                            (1,684)           (606)          (641)
                                                           -------         -------        -------
  Income before provision for income taxes...........        2,337           1,160          3,075
                                                           -------         -------        -------
PROVISION FOR INCOME TAXES...........................        1,209             605          1,354
                                                           -------         -------        -------
NET INCOME...........................................      $ 1,128         $   555        $ 1,721
                                                           =======         =======        =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                  CDB INFOTEK

                          CONSOLIDATED BALANCE SHEETS
                   AS OF DECEMBER 31, 1995 AND JUNE 30, 1996
                             (DOLLARS IN THOUSANDS)

                                                              DECEMBER 31,     JUNE 30,
                                                                  1995           1996
                                                              ------------    -----------
                                                               (AUDITED)      (UNAUDITED)
                                         ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................    $   660         $   907
  Accounts receivable, net of allowance for doubtful
     accounts of $354 and $304 in 1995 and 1996,
     respectively...........................................      4,455           5,195
  Other receivables.........................................        650             108
  Prepaid expenses..........................................        586             513
  Income taxes receivable...................................        159              --
  Deferred income tax benefit...............................        460             515
                                                                -------         -------
          Total Current Assets..............................      6,970           7,238
                                                                -------         -------
PROPERTY AND EQUIPMENT, at cost.............................     17,821          19,616
  Less -- Accumulated depreciation and amortization.........      6,470           8,280
                                                                -------         -------
                                                                 11,351          11,336
                                                                -------         -------
INTANGIBLE AND OTHER ASSETS, net............................      3,921           3,605
                                                                -------         -------
          Total Assets......................................    $22,242         $22,179
                                                                =======         =======

                          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long term debt......................    $ 2,600         $ 2,600
  Current maturities of capital leases......................        870             890
  Accounts payable..........................................      1,810           1,060
  Accrued expenses..........................................      1,442           1,374
  Accrued employee benefits.................................        387             690
  Income taxes payable......................................         --             456
  Deferred rent.............................................         39              18
                                                                -------         -------
          Total Current Liabilities.........................      7,148           7,088
                                                                -------         -------
LONG TERM DEBT, net of current maturities...................     10,400           9,100
CAPITAL LEASES, net of current maturities...................      2,055           1,557
DEFERRED RENT...............................................        192             174
DEFERRED INCOME TAXES.......................................      2,120           2,212
                                                                -------         -------
          Total Liabilities.................................     21,915          20,131
                                                                -------         -------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, no par value, 20,000,000 shares authorized,
     10,832,214 shares issued and outstanding, stated at....      8,195           8,195
  Retained deficit..........................................     (7,868)         (6,147)
                                                                -------         -------
          Total stockholders' equity........................        327           2,048
                                                                -------         -------
          Total Liabilities and Stockholders' Equity........    $22,242         $22,179
                                                                =======         =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                  CDB INFOTEK

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
  FOR THE YEAR ENDED DECEMBER 31, 1995, AND THE SIX MONTHS ENDED JUNE 30, 1996
                             (DOLLARS IN THOUSANDS)

                                                                              RETAINED EARNINGS AND
                                                                               ACCUMULATED DEFICIT
                            PREFERRED STOCK        COMMON STOCK       -------------------------------------
                          -------------------   -------------------              PREMIUM PAID      TOTAL          TOTAL
                          NUMBER OF             NUMBER OF             RETAINED     ON STOCK     ACCUMULATED   STOCKHOLDERS'
                            SHARES     AMOUNT     SHARES     AMOUNT   EARNINGS   REPURCHASES      DEFICIT        EQUITY
                          ----------   ------   ----------   ------   --------   ------------   -----------   -------------
BALANCE, December 31,
  1994..................   2,750,000   $2,700   6,801,527    $  15     $2,417      $ (2,040)      $   377       $  3,092
                          ----------   ------   ----------   ------    ------      --------       -------       --------
Repurchase of preferred
  stock, common stock
  and warrants..........  (2,750,000)  (2,700)   (218,313)    (664)        --        (9,373)       (9,373)       (12,737)
Issuance of common stock
  in connection with
  acquisitions..........         --       --    4,249,000    8,844         --                                      8,844
Net Income..............         --       --           --       --      1,128            --         1,128          1,128
                          ----------   ------   ----------   ------    ------      --------       -------       --------
BALANCE, December 31,
  1995..................         --       --   10,832,214    8,195      3,545       (11,413)       (7,868)           327
                          ----------   ------  ----------   ------    ------      --------       -------       --------
Net Income (unaudited)..         --       --           --       --      1,721            --         1,721          1,721
                          ----------   ------   ----------   ------    ------      --------       -------       --------
BALANCE, June 30, 1996
  (unaudited)...........         --       --   10,832,214   $8,195     $5,266      $(11,413)      $(6,147)      $  2,048
                          ==========   ======  ==========   ======     ======      ========       =======       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                  CDB INFOTEK

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE SIX MONTHS ENDED JUNE 30, 1995 AND
                                      1996
                             (DOLLARS IN THOUSANDS)

                                                            DECEMBER 31,     JUNE 30,       JUNE 30,
                                                                1995           1995           1996
                                                            ------------   ------------   ------------
                                                             (AUDITED)     (UNAUDITED)    (UNAUDITED)
CASH PROVIDED BY OPERATING ACTIVITIES:
  Net income..............................................    $  1,128       $    555       $ 1,721
  Adjustments to reconcile net income to net cash provided
     by operating activities:
          Depreciation and amortization...................       3,884          1,877         2,132
  Change in assets and liabilities, net of effect of
     acquisitions:
     Increase in accounts receivable, net.................        (578)          (956)         (740)
     (Increase) decrease in other receivables.............        (354)           (11)          576
     (Increase) decrease in prepaid expenses..............        (256)          (326)           73
     (Increase) decrease in income taxes receivable.......        (159)            --           159
     (Increase) decrease in deferred income tax benefit...         106           (206)          (55)
     Increase in intangible and other assets..............        (181)          (270)           (5)
     Increase (decrease) in accounts payable..............         403            347          (784)
     Increase (decrease) in accrued expenses..............         896            936           (69)
     Increase (decrease) in accrued employee benefits.....        (139)            94           303
     Increase (decrease) in income taxes payable..........        (479)           170           456
     Decrease in deferred rent............................        (156)           (68)          (38)
     Increase (decrease) in deferred income taxes.........        (473)          (123)           92
                                                              --------       --------       -------
  Net cash provided by operating activities...............       3,642          2,019         3,821
                                                              --------       --------       -------
CASH USED IN INVESTING ACTIVITIES:
  Purchase of property and equipment, net.................      (3,625)        (1,848)       (1,795)
                                                              --------       --------       -------
CASH USED IN FINANCING ACTIVITIES:
  Borrowings (repayments) under long term debt, net.......      13,000         13,000        (1,300)
  Principal payments under capital leases.................        (850)          (359)         (479)
  Repurchase of preferred stock, common stock and
     warrants.............................................     (12,737)       (12,737)           --
                                                              --------       --------       -------
          Net cash used in financing activities...........        (587)           (96)       (1,779)
                                                              --------       --------       -------
CASH AND CASH EQUIVALENTS:
NET INCREASE (DECREASE)...................................        (570)            75           247
                                                              --------       --------       -------
AT BEGINNING OF PERIOD....................................       1,230          1,230           660
                                                              --------       --------       -------
AT END OF PERIOD..........................................    $    660       $  1,305       $   907
                                                              ========       ========       =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for interest................    $  1,623       $    678       $   578
                                                              ========       ========       =======
  Cash paid during the period for income taxes............    $  2,214       $    580       $   738
                                                              ========       ========       =======
  Capital lease obligations incurred......................    $  1,218       $    900       $    --
                                                              ========       ========       =======
  Issuance of Common Stock in connection with acquisitions
     (see Note 2 to Notes to Consolidated Financial
     Statements)..........................................    $  8,844       $  8,844       $    --
                                                              ========       ========       =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                  CDB INFOTEK

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Financial Statement Presentation. The accompanying consolidated financial statements include the accounts of CDB Infotek and its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

     Statement of Cash Flows. The Company considers investments with a maturity of three months or less when purchased to be cash equivalents.

     Acquisitions. All acquisitions have been accounted for as purchases; operations of the companies and businesses acquired have been included in the accompanying consolidated financial statements from their respective dates of acquisition.

     Revenue Recognition. The Company recognizes revenues at the time services are provided.

     Property and Equipment. Property and equipment are recorded at cost. Depreciation and amortization is computed under the straight-line method over the assets' estimated useful lives, which range from three to five years. Leasehold improvements are amortized over the life of the respective lease or the useful life of the improvement, whichever is shorter. Maintenance and repairs of property and equipment are charged to expense as incurred. The costs of additions and betterments that increase the useful lives of the assets are capitalized. The cost and accumulated depreciation or amortization of property and equipment retired or otherwise disposed of is removed from the accounts, and any resulting gain or loss is included in the determination of net income.

     The Company capitalizes certain direct costs, comprised primarily of data and personnel costs that are incurred during the acquisition, design and development of on-line public record information used in its business. Amortization of such direct costs commences when the products are available for general release to customers and is computed on a product-by-product basis using the straight-line method over the lesser of the expected useful or legal life, generally three to five years.

     Income Taxes. The Company accounts for income taxes using the asset and liability method pursuant to Statement of Financial Accounting Standards No. 109 (SFAS 109).

     Under SFAS 109, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse, net of a valuation allowance for deferred tax assets which are determined to be more likely than not unrealizable. The effect on deferred taxes of a change in tax rates is recognized in net income in the period that includes the enactment date.

     Concentration of Credit Risk and Major Customer Data. Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of trade accounts receivable. The Company's customer base is broad, spans several industries and, although the Company is directly affected by the general state of the economy, management does not believe any significant concentration of credit risks exist at December 31, 1995.

     During the year ending December 31, 1995, no single customer accounted for more than 10% of the Company's consolidated net revenues.

     Postemployment Benefits. The Financial Accounting Standards Board has issued SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The Company does not presently have postretirement or postemployment benefits for its employees, thus, there is no liability recorded applicable to these pronouncements.

                                  CDB INFOTEK

     Long-Lived Assets. In March 1995, the Financial Accounting Standards Board issued SFAS No. 121 on accounting for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to assets to be held and used. SFAS No. 121 also establishes accounting standards for long-lived assets and certain identifiable intangibles to be disposed of. The Company is required to adopt SFAS No. 121 no later than January 1, 1996, although earlier implementation is permitted. SFAS No. 121 is required to be applied prospectively for assets to be held and used. The initial application of SFAS No. 121 to assets held for disposal is required to be reported as the cumulative effect of a change in accounting principle.

     The Company plans to adopt SFAS No. 121 on January 1, 1996 and does not expect such adoption to have a material impact on its consolidated financial statements.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Basis of Presentation for Unaudited Financial Statements as of June 30, 1996 and for the Six Month Periods Ended June 30, 1996 and 1995
(unaudited). The accompanying interim financial statements have been prepared by the Company in accordance with generally accepted accounting principles. Certain disclosures and information normally included in financial statements have been condensed or omitted. In the opinion of the management of the Company, these financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim periods. These statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 1995.

2.  COMPANY OPERATIONS

     The Company was founded in March 1982 to provide on-line computer access to public record information and research services for insurance companies, legal and accounting firms, financial institutions, private investigators and other businesses. The majority of the Company's revenues are derived from sales to customers in California.

     On January 1, 1995, the Company acquired all of the capital stock of three corporations from Prentice-Hall, Inc. ("PH"), an indirect subsidiary of Viacom, Inc., in exchange for 4,249,000 shares or approximately 35% of the Company's common stock, calculated on a fully diluted basis and valued at $8,844. The entities purchased represent the businesses through which PH operated its Prentice-Hall On-line ("PHO") and Charles E. Simon & Co. ("CES") businesses (the "Acquired Entities"). The transactions have been accounted for collectively as a purchase. Accordingly, the purchase price was allocated to the acquired assets and liabilities based upon their estimated fair market values. The cost in excess of net assets acquired has been included in intangible assets in the accompanying balance sheets and is being amortized using the straight-line method over 5 years. See Note 4 of the Notes to Consolidated Financial Statements for further discussion of intangible assets. In addition to the capital stock of the Acquired Entities, PH delivered to the Company a covenant not to compete with the Company in these businesses until December 31, 1998, and a license to use certain trademarks proprietary to PH in the acquired businesses until April 30, 1997.

     Included in other receivables at December 31, 1995 is a $372 receivable from PH which arose from the resolution of certain provisions in the acquisition agreement. The amount was received by the Company in January 1996.

     Concurrent with the acquisition, the Company entered into an agreement with PH that grants to PH the right, at certain dates and/or in certain circumstances, to purchase the remaining capital stock of the Company then outstanding or to require the Company's majority shareholder to repurchase from PH the

                                  CDB INFOTEK
shares of Company common stock owned by PH. (See Note 9 of the Notes to Consolidated Financial Statements). A Shareholders' Agreement between the Company and PH mandates that two designees of PH be at all times members of the Company's five person Board of Directors. The Shareholders' Agreement also stipulates that, in the case of certain types of proposed actions of the Board of Directors, a majority including at least one of the PH designees must vote in favor of a resolution in order for it to be adopted. The agreement would terminate if PH ceased to own Company capital stock at any time. (See Note 12 of the Notes to Consolidated Financial Statements for a discussion of subsequent events.)

3.  PROPERTY AND EQUIPMENT

     The following summarizes the components of property and equipment as of December 31:

                                                               1995
                                                              -------
Computer hardware and software..............................  $ 8,887
Capitalized data base acquisition and development costs.....    7,786
Furniture and fixtures......................................      846
Leasehold improvements and other............................      302
                                                              -------
                                                              $17,821
                                                              =======

     The Company capitalized $5,566 in data base acquisition and development costs in the fiscal year ended December 31, 1995. Included in capitalized data base acquisition and development costs at December 31, 1995 are acquired databases from PH (see Note 2 of the Notes to Consolidated Financial Statements) which had an estimated fair value of $5,000 on the date of acquisition. Amortization expense related to capitalized data acquisition and development costs was $1,767 for the fiscal year ended December 31, 1995.

     Property and equipment include assets held under capital leases of $4,881, net of accumulated amortization of $2,147, at December 31, 1995.

4.  INTANGIBLE ASSETS

     The Company amortizes intangible assets over the period during which it expects to derive benefit from the related underlying assets. Accumulated amortization of intangible assets as of December 31, 1995 was $645.

5.  DEBT

     Effective January 1, 1995, the Company entered into definitive agreements with a bank pursuant to which the Company may borrow up to $16,000; $13,000 of which is represented by a term credit facility ("Term Facility") and $3,000 of which is represented by a revolving credit facility ("Revolving Facility"). At December 31, 1995, $13,000 was outstanding on the Term Facility and there were no borrowings on the Revolving Facility.

     The Term Facility requires that the Company pay interest on amounts outstanding at a rate of 2.75 percent above the bank's prime lending rate in the first year of the six year Term Facility, and at specified rates thereafter dependent upon the Company's degree of conformity with certain financial covenants contained in the Term Facility agreement (11.25% as of December 31, 1995). Amounts due under the Term Facility may not be reborrowed by the Company following repayment. The Company is required to make monthly interest payments on the outstanding balance under the Term Facility for the first twelve months of the agreement commencing February 1, 1995, with mandatory quarterly repayments of principal of $650 and interest each required to be paid commencing March 1, 1996. Additional repayments of principal may be made in increments of at least $100 at any time. All amounts of principal and accrued interest must be repaid by December 31, 2000.

                                  CDB INFOTEK

     The Revolving Facility permits the Company to borrow up to $3,000 from time to time. The interest rate on the Revolving Facility at December 31, 1995 was
1.0 percent above the bank's prime lending rate of interest. Thereafter, the interest rate will be, at the Company's option, the bank's prime lending rate of interest or LIBOR, in each case, plus a margin dependent upon the Company's degree of conformity with certain financial covenants contained in the Term Facility agreement.

     Both the Term Facility and the Revolving Facility are secured by a pledge of the Company's common stock owned by its President and the Company's assets.

     The Term and Revolving Facility contain certain covenants requiring that the Company maintain certain ratios related to the Company's financial performance. At December 31, 1995, the Company was in compliance with all such covenants.

     On January 3, 1995, the Company borrowed the $13,000 outstanding at December 31, 1995 on the Term Facility and paid $12,737 of such sum to entities controlled by its venture capital partner in exchange for all of the Company's capital stock and warrants then owned by the venture capital partner. See Note 8 of the Notes to Consolidated Financial Statements.

     Maturities of long term debt as of December 31, 1995, are as follows:

Fiscal year ending:
  1996......................................................  $ 2,600
  1997......................................................    2,600
  1998......................................................    2,600
  1999......................................................    2,600
  2000......................................................    2,600
                                                              -------
                                                              $13,000
                                                              =======

6.  COMMITMENTS AND CONTINGENCIES

     Operating and Capital Leases. The Company leases certain of its operating facilities and equipment under non-cancelable operating leases with terms ranging up to five years. In addition, the Company leases certain equipment and furniture under capital leases.

                                  CDB INFOTEK

     The following is a schedule by year of future minimum lease payments under capital and noncancelable operating leases, together with the present value of the net minimum lease payments under the capital leases as of December 31, 1995:

                                                           CAPITAL   OPERATING   TOTAL FUTURE
                                                           LEASES     LEASES       PAYMENTS
                                                           -------   ---------   ------------
Fiscal year ending:
  1996...................................................  $1,142     $1,017        $2,159
  1997...................................................   1,074        993         2,067
  1998...................................................     677        922         1,599
  1999...................................................     396        818         1,214
  2000...................................................      51        539           590
  Thereafter.............................................      --          5             5
                                                           ------     ------        ------
Future minimum lease payments............................   3,340     $4,294        $7,634
                                                           ------     ======        ======
Less -- Amount representing interest.....................     415
                                                           ------
Present value of minimum lease payments..................   2,925
Less -- Current portion of capital lease obligations.....     870
                                                           ------
                                                           $2,055
                                                           ======

     Rental expense under operating leases was approximately $1,053 for the fiscal year ended December 31, 1995.

     Royalty and License Agreements. The Company has entered into certain royalty and license agreements to sell the public record information of certain specialty information service providers. Such agreements provide for either discounted pricing based on required minimum usage by the Company of the associated database, unlimited usage of a database for a specified period of time at a fixed price determined at the agreement's inception or a royalty paid to the provider based upon actual usage of the database. The Company expects to maintain or enhance its current royalty and site license agreements and to continue to enter into additional similar agreements in the future.

     The future minimum royalty and license payments required are as follows:

Fiscal year ending:
  1996......................................................    $1,619
  1997......................................................     1,322
  1998......................................................     1,490
  1999......................................................     1,601
  2000......................................................     1,217
                                                                ------
                                                                $7,249
                                                                ======

     Employment Agreement. Effective January 1, 1995, the Company entered into an employment agreement with its President which provides for continued employment of the President by the Company through December 31, 1999.

     Litigation. The Company is party to a number of pending or threatened lawsuits arising out of, or incident to, its ordinary course of business. In the opinion of management, outcome of these lawsuits will not have a material adverse effect upon the financial position or the results of operations of the Company.

                                  CDB INFOTEK

7.  INCOME TAXES

     The provision for income taxes for the year ending December 31, 1995 is comprised of the following:

Current:
  Federal...................................................    $1,340
  State.....................................................       236
                                                                ------
                                                                 1,576
                                                                ------
Deferred:
  Federal...................................................      (312)
  State.....................................................       (55)
                                                                ------
                                                                  (367)
                                                                ------
          Total.............................................    $1,209
                                                                ======

     The difference between the statutory tax rates and the effective tax rates is due to certain nondeductible expenses. Deferred income taxes have been provided for at the prevailing and projected actual statutory and combined average state income tax rates for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     The components of the Company's net deferred income tax benefit (liability) as of December 31, are as follows:

                                                               1995
                                                              ------
Current Assets, net:
  Accounts receivable.......................................  $  157
  Accrued expenses..........................................     155
  Accrued vacation..........................................     102
  Deferred rent and accrued relocation expenses.............      15
  Accrued employee benefits.................................      31
                                                              ------
Total current deferred tax assets...........................  $  460
                                                              ======
Noncurrent (Asset) Liability, net:
  Capitalized data acquisition & dev. costs.................  $1,669
  Depreciation and amortization.............................     480
  Capital lease treated as operating lease for tax
     purposes...............................................      58
  Deferred rent and accrued relocation expenses.............     (87)
                                                              ------
Noncurrent deferred tax liability, net......................  $2,120
                                                              ======

     The deferred tax assets related to accounts receivable and accrued expenses and the deferred tax liability related to capitalized data acquisition and development costs as of December 31, 1995 include assets of $113 and $155 and a liability of $1,600, respectively, arising from the differences between the tax and book bases of assets and liabilities acquired from PH (see Notes 2 and 3 of the Notes to Consolidated Financial Statements).

                                  CDB INFOTEK

     The effective tax rates differ from the federal statutory rate of 34% due to the following items:

                                                              DECEMBER 31,
                                                                  1995
                                                              ------------
Expected tax provision at statutory rates...................     $  802
State taxes, net of federal tax benefit.....................        182
Expenses not deductible for tax purposes....................        184
Other.......................................................         41
                                                                 ------
Provision for income taxes..................................     $1,209
                                                                 ======
Effective tax rate..........................................       51.7%
                                                                 ======

8.  REDEMPTION OF CAPITAL STOCK AND RELATED SECURITIES

     Effective January 3, 1995, the Company repurchased 2,750,000 shares of the Company's Series A Preferred Stock, 218,313 shares of the Company's Common Stock, and warrants to purchase an additional 340,712 shares of Company Common Stock from its venture capital partner for an aggregate purchase price of $12,737. The Preferred and Common Stock that the Company redeemed reverts to authorized but unissued capital stock by operation of law. As part of the transaction, the venture capital partner relinquished all right, title and interest in the Company in exchange for the repurchase price paid to it by the Company.

9.  STOCK OPTION AGREEMENT

     Concurrent with the acquisition of the Acquired Entities (see Note 2 to Notes to Consolidated Financial Statements), the Company entered into an agreement (the "Stock Option Agreement") with PH and certain officers and directors of the Company ("Shareholders") pursuant to which PH was granted the right to purchase from the Shareholders all of the capital stock of the Company owned by such Shareholders upon the happening of certain events, for a purchase price per share representing the fair market value at the date of purchase by PH. A further provision of the Stock Option Agreement gives PH the right to demand that the Company's President repurchase from PH the 4,249,000 shares of Company common stock owned by it upon the happening of certain events for an aggregate purchase price representing the then fair market value or $21,000 (the "Repurchase Price"), whichever is greater. Effective October 23, 1995, the parties amended the agreement to alter the period during which those rights of PH may be exercised at the election of the Company's President. In January 1996, the Company's President elected to fix such period at May 1, 1996 through May 31, 1996. Also in January 1996, the parties further amended the agreement to remove PH's right to purchase the remainder of the Company's capital stock, increased the minimum Repurchase Price to $22,600, and extended the period during which PH may compel the repurchase of its shares of Company common stock to an indefinite future period.

10.  STOCK OPTION PLAN

     In June 1992, the Company established a non-qualified stock option plan (the Plan), whereby options to purchase the common stock of the Company may be granted to certain executive officers and board members. The total number of shares which may be granted under this plan, as amended, is 1,307,761. During the year ended December 31, 1994, 209,920 options were granted pursuant to the Plan at an exercise price of $.40 per share. During the year ended December 31, 1995, 150,000 options were granted pursuant to the Plan at an exercise price of $.50 per share. As of December 31, 1995, 1,225,840 shares had been granted with an exercise price range of $.204-$.50 per share. In 1994 and 1995, the options granted were below the then determined fair value of the Company's common stock, resulting in compensation expense. Such compensation expense is being amortized through a charge to operations over the vesting period of four years and amounted to $70 for 1995.

                                  CDB INFOTEK

11.  PROFIT SHARING PLAN

     The Company has established the CDB Infotek 401(k) Plan and Trust (the "401(k) Plan") which provides benefits to all employees who are at least 21 years of age and have completed one year of service with the Company. Company contributions to the 401(k) Plan vest at the rate of 20 percent per year. The 401(k) Plan provides for employer matching contributions equaling 50% of the first 4% of compensation contributed by qualified participating employees, subject to certain limitations provided for in Section 401 of the Internal Revenue Code. In addition, the Company may make additional contributions at the discretion of the board of directors. The Company recorded approximately $105 for its matching contribution to the 401(k) Plan for the year ending December 31, 1995.

12.  SUBSEQUENT EVENT (UNAUDITED)

     On August 30, 1996, certain stockholders, including stockholders who exercised options issued under the Company's Non-qualified Stock Option Plan (see Note 10 of the Notes to Consolidated Financial Statements), sold equity interests representing 70% of the fully diluted outstanding capital stock of the Company to Equifax Services Inc., a Georgia corporation ("Services"), a subsidiary of Equifax, Inc. (the "Equifax Transaction"). Among the capital stock purchased by Services were all of the shares of Common Stock of the company formerly owned by PH. Concurrent with the Equifax Transaction, the owners of the remaining 30% interest in the Company granted to Services, and received from Services, the right to compel the purchase of their interest by Services after December 31, 1999 for a price per share to be determined by preset formula (based on the Company's revenue in 1997, 1998 and 1999 and earnings before interest, taxes, depreciation and amortization subject to certain adjustments in
1999) at the time of sale.

======================================================

     NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS SPINOFF OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Summary...............................    1
Risk Factors..........................    9
The Spinoff...........................   13
Capitalization........................   17
Dividend Policy.......................   17
Pro Forma Consolidated Financial
  Data................................   18
Selected Financial Data...............   23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   24
Business..............................   29
Equifax Inc...........................   35
Management............................   36
Arrangements Between Equifax and
  ChoicePoint Relating to the
  Spinoff.............................   43
Certain Relationships and
  Transactions........................   49
Beneficial Ownership of ChoicePoint
  Common Stock........................   50
Beneficial Ownership of Management....   51
Description of Capital Stock..........   52
Legal Matters.........................   57
Experts...............................   57
Additional Information................   57
Index to Consolidated Financial
  Statements..........................  F-1


UNTIL            , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE CHOICEPOINT COMMON STOCK DISTRIBUTED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.

======================================================
======================================================
                               14,800,000 SHARES

                                CHOICEPOINT INC.

                                  COMMON STOCK
                               (CHOICEPOINT LOGO)
                                  ------------

                                   PROSPECTUS

                                 JULY   , 1997

                                  ------------
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses expected to be incurred in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except for the Securities and Exchange Commission registration fee, which is an actual amount:

SEC registration fee........................................  $89,697
New York Stock Exchange Inc. listing fee....................        *
Blue sky qualification fees and expenses....................        *
Printing and engraving expenses.............................        *
Legal fees and expenses.....................................        *
Accounting fees and expenses................................        *
Transfer agent and registrar fees...........................        *
Miscellaneous...............................................        *
                                                              -------
  Total.....................................................  $     *
                                                              =======

---------------

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The ChoicePoint Articles provide for indemnification of the officers and directors of ChoicePoint to the fullest extent permitted by the GBCC. Such indemnification is not exclusive of any additional indemnification that the ChoicePoint Board of Directors may deem advisable or of any rights to which those indemnified may otherwise be entitled. The ChoicePoint Articles provide that the ChoicePoint Board of Directors may determine from time to time whether and to what extent to maintain insurance providing indemnification for officers and directors, and such insurance need not be limited to ChoicePoint's power of indemnification under the GBCC. ChoicePoint intends to purchase and maintain insurance on behalf of ChoicePoint's officers and directors against liability asserted against or incurred by such person in such capacity, or arising out of such person's status as such, whether or not ChoicePoint would have the power to indemnify or advance expenses to such person against such liability under the ChoicePoint Articles of Incorporation, the Bylaws or the GBCC.

     The ChoicePoint Bylaws generally provide that ChoicePoint shall not indemnify any officer or director who is adjudged liable to ChoicePoint or is subjected to injunctive relief in favor of ChoicePoint: (i) for any appropriation, in violation of his or her duties, of any business opportunity of ChoicePoint; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for the types of liability for unlawful distributions set forth in Section 14-2-832 of the GBCC; or (iv) for any transaction from which he or she received an improper personal benefit. The ChoicePoint Bylaws obligate ChoicePoint, under certain circumstances, to advance expenses to its officers and directors who are parties to an action, suit or proceeding for which indemnification may be sought. The ChoicePoint Bylaws permit, but do not require, ChoicePoint to indemnify and advance expenses to employees or agents of ChoicePoint who are not officers or directors to the same extent and subject to the same conditions that a corporation could, without shareholder approval under Section 14-2-856 of the GBCC. ChoicePoint's Articles also provide that no director shall have any liability to the Company or to its shareholders for monetary damages for any action taken, or any failure to take action, including, without limitation, for breach of duty of care or other duty as a director, except that there shall be no elimination or limitation of liability of a director for any conduct described in above clauses (i) through
(iv). As a result of this provision, shareholders may be unable to recover monetary damages from directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In connection with the formation of ChoicePoint, on May 29, 1997, 100 shares of ChoicePoint Common Stock were issued to Equifax in exchange for $100. Such securities were offered only to Equifax and were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


EXHIBIT NO.                           DESCRIPTION OF EXHIBIT
-----------                           ----------------------
  3.01*        --  Articles of Incorporation of the Company, as amended
  3.02*        --  Bylaws of the Company, as amended
  4.01*        --  Form of Common Stock certificate
  5.01**       --  Opinion of Hunton & Williams
 10.01         --  Form of ChoicePoint Inc. 1997 Omnibus Stock Incentive Plan
 10.02         --  ChoicePoint Inc. 401(k) Profit Sharing Plan
 10.03         --  Form of Distribution Agreement by and between Equifax and the Company
 10.04         --  Form of Employee Benefits Agreement by and between Equifax and the Company
 10.05         --  Form of Transition Support Agreement by and between Equifax and the Company
 10.06         --  Form of Intercompany Information Services Agreement by and
                   between Equifax and the Company
 10.07         --  Form of Tax Sharing and Indemnification Agreement by and
                   between Equifax and the Company
 10.08**       --  Form of Intellectual Property Agreement by and between
                   Equifax and the Company
 10.09         --  Agreement, dated July 24, 1996, by and between Equifax Inc.
                   and Dan Rocco, to be effective January 1, 1996 (relating to compensation of Mr. Rocco)
 10.10         --  Form of $250,000,000 Revolving Credit Agreement by and among
                   ChoicePoint Inc. and Wachovia Bank, N.A. and SunTrust Bank,
                   Atlanta, as co-arrangers
 10.11**       --  Form of Master Agreement among ChoicePoint Inc., as lessee,
                   SunTrust Bank, Inc., as lessor, and SunTrust Bank, Atlanta, as agent (synthetic lease related to certain property and
                   building located at 1000 Alderman Drive, Alpharetta,
                   Georgia)
 10.12         --  Form of Sublease Agreement by and between Equifax Inc. and
                   Equifax Services, Inc. (for certain property and building
                   located at 1600 Peachtree Street, NW, Atlanta, Georgia)
 10.13         --  Form of Sublease Agreement by and between Equifax Inc. and
                   Equifax Services, Inc. (for certain property and building
                   located at 1525 Windward Concourse, Alpharetta, Georgia
                   (J.V. White Technology Center))
 10.14**       --  Form of Employment Agreement by and between the Company and each of Derek V. Smith, Dan H. Rocco, Douglas C. Curling,
                   David T. Lee and J. Michael de Janes
 21.01*        --  Subsidiaries of the Company
 23.01         --  Consent of Arthur Andersen LLP
 23.02**       --  Consent of Hunton & Williams (included in Exhibit 5.01 hereto)
 24.01*        --  Powers of Attorney
    27*        --  Financial Data Schedule (for SEC use only)
 99.01*        --  Consent of Ron D. Barbaro to be named as a director nominee in the Registration Statement
 99.02*        --  Consent of Tinsley H. Irvin to be named as a director
                   nominee in the Registration Statement


---------------


 * Previously filed.


** To be filed by amendment.


     (b) The financial statements and schedules filed as a part of this Registration Statement are as follows:

        1. Financial Statements. See Index to Financial Statements on page F-1 of the Prospectus included in this Registration Statement.

        2. Financial Statement Schedules. Financial statement schedules have been omitted because they are not applicable or are not required, as the information required to be set forth therein is included in the consolidated financial statements of the registrant.

ITEM 17.  UNDERTAKINGS

     (a)-(g), (j) Not applicable

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (i) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 403A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on July 15, 1997.


                                          CHOICEPOINT INC.

                                          By:      /s/ DEREK V. SMITH
                                            ------------------------------------
                                                       Derek V. Smith
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----

                 /s/ DEREK V. SMITH                    President, Chief Executive         July 15, 1997
-----------------------------------------------------    Officer and Director
                   Derek V. Smith

               /s/ DOUGLAS C. CURLING                  Executive Vice President, Chief    July 15, 1997
-----------------------------------------------------    Financial Officer and
                 Douglas C. Curling                      Treasurer (Chief Accounting
                                                         Officer)

                          *                            Director                           July 15, 1997
-----------------------------------------------------
                   James M. Denny

                          *                            Director                           July 15, 1997
-----------------------------------------------------
                Daniel W. McGlaughlin

                          *                            Director                           July 15, 1997
-----------------------------------------------------
                   Julia B. North

                          *                            Director                           July 15, 1997
-----------------------------------------------------
                  C.B. Rogers, Jr.

                          *                            Director                           July 15, 1997
-----------------------------------------------------
                  Charles I. Story

               *By: /s/ DEREK V. SMITH                                                    July 15, 1997
-----------------------------------------------------
         Derek V. Smith, as Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT NO.
-----------

 3.01*    --  Articles of Incorporation of the Company, as amended
 3.02*    --  Bylaws of the Company, as amended
 4.01*    --  Form of Common Stock certificate
 5.01**   --  Opinion of Hunton & Williams
10.01     --  Form of ChoicePoint Inc. 1997 Omnibus Stock Incentive Plan
10.02     --  ChoicePoint Inc. 401(k) Profit Sharing Plan
10.03     --  Form of Distribution Agreement by and between Equifax and the Company
10.04     --  Form of Employee Benefits Agreement by and between Equifax and the Company
10.05     --  Form of Transition Support Agreement by and between Equifax and the Company
10.06     --  Form of Intercompany Information Services Agreement by and
              between Equifax and the Company
10.07     --  Form of Tax Sharing and Indemnification Agreement by and
              between Equifax and the Company
10.08**   --  Form of Intellectual Property Agreement by and between
              Equifax and the Company
10.09     --  Agreement, dated July 24, 1996, by and between Equifax Inc.
              and Dan Rocco, to be effective January 1, 1996 (relating to compensation of Mr. Rocco)
10.10     --  Form of $250,000,000 Revolving Credit Agreement by and among
              ChoicePoint Inc. and Wachovia Bank, N.A. and SunTrust Bank,
              Atlanta, as co-arrangers
10.11**   --  Form of Master Agreement among ChoicePoint Inc., as lessee,
              SunTrust Bank, Inc., as lessor, and SunTrust Bank, Atlanta, as agent (synthetic lease related to certain property and
              building located at 1000 Alderman Drive, Alpharetta,
              Georgia)
10.12     --  Form of Sublease Agreement by and between Equifax Inc. and
              Equifax Services, Inc. (for certain property and building
              located at 1600 Peachtree Street, NW, Atlanta, Georgia)
10.13     --  Form of Sublease Agreement by and between Equifax Inc. and
              Equifax Services, Inc. (for certain property and building
              located at 1525 Windward Concourse, Alpharetta, Georgia
              (J.V. White Technology Center))
10.14**   --  Form of Employment Agreement by and between the Company and each of Derek V. Smith, Dan H. Rocco, Douglas C. Curling,
              David T. Lee and J. Michael de Janes
21.01*    --  Subsidiaries of the Company
23.01     --  Consent of Arthur Andersen LLP
23.02**   --  Consent of Hunton & Williams (included in Exhibit 5.01 hereto)
24.01*    --  Powers of Attorney
 27*      --  Financial Data Schedule (for SEC use only)
99.01*    --  Consent of Ron D. Barbaro to be named as a director nominee in the Registration Statement
99.02*    --  Consent of Tinsley H. Irvin to be named as a director
              nominee in the Registration Statement


---------------


 * Previously filed.


** To be filed by amendment.